     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 23, 1997


                                                      REGISTRATION NO. 333-27523
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 2


                                       TO

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                        PUEBLO XTRA INTERNATIONAL, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                             6719                       65-0415593
 (STATE OR OTHER JURISDICTION       (PRIMARY STANDARD INDUSTRIAL        (I.R.S. EMPLOYER
              OF                     CLASSIFICATION CODE NUMBER)       IDENTIFICATION NO.)
INCORPORATION OR ORGANIZATION)

                             1300 N.W. 22ND STREET
                          POMPANO BEACH, FLORIDA 33069
                                 (954) 977-2500
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                              WILLIAM T. KEON, III

                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        PUEBLO XTRA INTERNATIONAL, INC.
                          550 BILTMORE WAY, 9TH FLOOR
                          CORAL GABLES, FLORIDA 33134
                                 (305) 442-3407
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
             INCLUDING AREA CODE, OF AGENT FOR SERVICE OF PROCESS)

                            ------------------------

                                    COPY TO:
                              DONALD B. BRANT, JR.
                        MILBANK, TWEED, HADLEY & MCCLOY
                           ONE CHASE MANHATTAN PLAZA
                            NEW YORK, NEW YORK 10005
                                 (212) 530-5618

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED JULY   , 1997

PROSPECTUS

                               OFFER TO EXCHANGE
                     9 1/2% SERIES C SENIOR NOTES DUE 2003
                              FOR ALL OUTSTANDING
                     9 1/2% SERIES B SENIOR NOTES DUE 2003

                                       OF
[PUEBLO XTRA LOGO]

                        PUEBLO XTRA INTERNATIONAL, INC.

                  THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M.,
           NEW YORK CITY TIME, ON             , 1997, UNLESS EXTENDED

                            ------------------------

     Pueblo Xtra International, Inc., a Delaware corporation (the "Company"), hereby offers, upon the terms and subject to the conditions set forth in this Prospectus (the "Prospectus") and the accompanying Letter of Transmittal (the "Letter of Transmittal"), which together with the Prospectus constitute the "Exchange Offer," to exchange up to an aggregate principal amount of $85,000,000 of its 9 1/2% Series C Senior Notes Due 2003 (the "Exchange Notes") for up to an aggregate principal amount of $85,000,000 of its outstanding 9 1/2% Series B Senior Notes Due 2003 (the "Initial Notes"). The terms of the Exchange Notes are identical in all material respects to those of the Initial Notes and to those of the Company's 9 1/2% Senior Notes Due 2003 (the "Existing Notes"), except for certain transfer restrictions, registration rights and penalty interest provisions relating to the Initial Notes. The Exchange Notes will be issued pursuant to, and entitled to the benefits of, the Indenture (as hereinafter defined) governing the Initial Notes. The Exchange Notes and the Initial Notes are sometimes referred to collectively as the "Notes."

     The Exchange Notes will be senior unsecured obligations of the Company and will rank in right of payment equally with all other existing and future senior unsecured obligations of the Company, including the Existing Notes. Because the Company is a holding company that conducts all of its business through subsidiaries, all existing and future liabilities of its subsidiaries will be effectively senior to the Notes. As of January 25, 1997, on a pro forma basis after giving effect to the Refinancing Plan (as hereinafter defined), the Company would have had approximately $206.2 million of indebtedness outstanding other than the Notes, of which $180.0 million would have been the Existing Notes and $26.2 million would have been senior secured indebtedness comprising guarantees of the total outstanding indebtedness of the Company's subsidiaries. In addition, after the issuance of standby letters of credit in the amount of $23.3 million, the Company's operating subsidiary would have had availability of $41.7 million under the New Bank Credit Agreement (as hereinafter defined), under which all borrowings are guaranteed by the Company. The terms of the Indenture will permit the Company and its subsidiaries to incur additional indebtedness, subject to certain limitations. See "Description of Notes."

     The Exchange Notes will bear interest from April 29, 1997, the date of issuance of the Initial Notes that are tendered in exchange for the Exchange Notes (or the most recent interest payment date to which interest on such Notes has been paid), at the rate of 9 1/2% per annum and will be payable semi-annually on February 1 and August 1 in each year, commencing on August 1, 1997.

                                                        (Continued on Next Page)

                            ------------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 12 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PARTICIPANTS IN THE EXCHANGE OFFER.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR
  ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                The date of this Prospectus is           , 1997.

(Continued from Cover)

     The Company will accept for exchange any and all Initial Notes which are properly tendered in the Exchange Offer prior to 5:00 p.m., New York City time,
on           , 1997, unless extended by the Company in its sole discretion (the
"Expiration Date"). Tenders of Initial Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. In the event the Company terminates the Exchange Offer and does not accept for exchange any Initial Notes with respect to the Exchange Offer, the Company will promptly return the Initial Notes to the holders thereof. The Exchange Offer is not conditioned upon any minimum principal amount of Initial Notes being tendered for exchange, but is otherwise subject to certain customary conditions. The Initial Notes may be tendered only in integral multiples of $1,000.

     The Initial Notes were originally issued and sold on April 29, 1997 in a transaction not registered under the Securities Act of 1933, as amended (the "Securities Act"), in reliance upon the exemptions provided in Rule 144A, Regulation S and Regulation D under the Securities Act. Accordingly, the Initial Notes may not be reoffered, resold or otherwise pledged, hypothecated or transferred in the United States unless so registered or unless an applicable exemption from the registration requirements of the Securities Act is available.

     The Exchange Notes are being offered hereunder in order to satisfy certain obligations of the Company contained in the Registration Rights Agreement dated April 29, 1997 (the "Registration Rights Agreement") between the Company and NationsBank Capital Markets, Inc. and Scotia Capital Markets (USA) Inc. (the "Initial Purchasers"), with respect to the sale of the Initial Notes. The Company is making the Exchange Offer in reliance on the position of the staff of the Securities and Exchange Commission (the "Commission") as set forth in certain no-action letters addressed to other parties in other transactions. However, the Company has not sought its own no-action letter and there can be no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Offer as in such other circumstances. Based upon these interpretations by the staff of the Commission, the Company believes that Exchange Notes issued pursuant to this Exchange Offer in exchange for Initial Notes may be offered for resale, resold and otherwise transferred by a holder thereof other than (i) a broker-dealer who purchased such Initial Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person that is an "affiliate" (as defined in Rule 405 of the Securities Act) of the Company without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business and that such holder is not participating, and has no arrangement or understanding with any person to participate, in the distribution of such Exchange Notes. Holders of Initial Notes accepting the Exchange Offer will represent to the Company in the Letter of Transmittal that such conditions have been met. Any holder who participates in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes may not rely on the position of the staff of the Commission as set forth in these no-action letters and would have to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction.

     Each broker-dealer (other than an "affiliate" of the Company) that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it acquired the Initial Notes as a result of market-making activities or other trading activities and will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Initial Notes where such Initial Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company intends, for a period of 180 days after the Expiration Date, to make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

     There has not previously been any public market for the Initial Notes. The Company does not intend to list the Exchange Notes on any securities exchange or to seek approval for quotation through any automated quotation system. There can be no assurance that an active market for the Exchange Notes will develop. See "Risk Factors -- Absence of Public Market for the Notes."

     Upon a Change of Control (as hereinafter defined), the Company will be required to make an offer to repurchase all outstanding Notes at 101% of the principal amount thereof plus accrued and unpaid interest thereon to the date of repurchase. There can be no assurance that the Company will have sufficient funds to repurchase Notes upon the occurrence of a Change of Control. See "Description of Notes -- Repurchase of Notes upon a Change of Control."

     The Company will not receive any proceeds from the Exchange Offer; however, pursuant to the Registration Rights Agreement, the Company will pay the expenses incident to the Exchange Offer.

     THE EXCHANGE OFFER IS NOT BEING MADE TO, NOR WILL THE COMPANY ACCEPT SURRENDERS FOR EXCHANGE FROM, HOLDERS OF INITIAL NOTES IN ANY JURISDICTION IN WHICH THE EXCHANGE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE SECURITIES AND BLUE SKY LAWS OF SUCH JURISDICTION.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a registration statement on Form S-4 (the "Registration Statement") under the Securities Act, with respect to the Exchange Notes. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports and other information with the Commission. Reports and other information concerning the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; The Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

     The Company is a Delaware corporation. Its executive offices are located at 1300 N.W. 22nd Street, Pompano Beach, Florida 33069, and its telephone number is
(954) 977-2500.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents of the Company, which have been filed with the Commission, are hereby incorporated by reference in this Prospectus:

     Annual Report on Form 10-K for the year ended January 25, 1997.


     Amendment No. 1 on Form 10-K/A for the year ended January 25, 1997, filed on July 23, 1997.


     Quarterly Report on Form 10-Q for the quarter ended May 17, 1997.


     Amendment No. 1 on Form 10-Q/A for the quarter ended May 17, 1997, filed on July 23, 1997.


     Current Reports on Form 8-K filed April 11, 1997 and April 18, 1997.


     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to 180 days after the Expiration Date shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.



     THE COMPANY IS DELIVERING WITH THIS PROSPECTUS, TO EACH PERSON TO WHOM THE PROSPECTUS IS SENT OR GIVEN, COPIES OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED JANUARY 25, 1997, AMENDMENT NO. 1 ON FORM 10-K/A FOR THE YEAR ENDED JANUARY 25, 1997, FILED ON JULY 23, 1997, THE COMPANY'S QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED MAY 17, 1997 AND AMENDMENT NO. 1 ON FORM 10-Q/A FOR THE QUARTER ENDED MAY 17, 1997, FILED ON JULY 23, 1997, INCORPORATED HEREIN BY REFERENCE. THIS PROSPECTUS ALSO INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE UPON REQUEST FROM DANIEL CAMMARATA, CONTROLLER AND ASSISTANT SECRETARY, PUEBLO XTRA INTERNATIONAL, INC., 1300 N.W. 22ND STREET, POMPANO BEACH, FLORIDA 33069, TELEPHONE NUMBER (954) 977-2500. IN ORDER TO ENSURE TIMELY
DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY               , 1997.

                          FORWARD LOOKING INFORMATION

     Certain of the matters discussed under the captions "Prospectus Summary", "Risk Factors", "Summary Financial Data", "Management's Discussion and Analysis of Financial and Results of Operations", "Business" and elsewhere in this Prospectus contain certain forward-looking statements concerning the Company's operations, economic performance and financial condition, including, among other things, the Company's business strategy. These statements are based on the Company's expectations and are subject to various risks and uncertainties. Actual results could differ materially from those anticipated due to a number of factors, including those identified under "Risk Factors" and elsewhere in this Prospectus.

     Pueblo and Xtra are trademarks of Pueblo International, Inc. and Blockbuster is a registered trademark of Blockbuster Entertainment, Inc.

                               PROSPECTUS SUMMARY

     The following summary information is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial data, including the consolidated financial statements and notes thereto, included elsewhere in this Prospectus. All references to "Puerto Rico" in this Prospectus refer to the Commonwealth of Puerto Rico and all references to the "U.S. Virgin Islands" in this Prospectus refer to St. Thomas and St. Croix in the Territory of the U.S. Virgin Islands. For information with respect to the Commonwealth of Puerto Rico, see "Commonwealth of Puerto Rico" attached as Appendix A to this Prospectus. All references to market share data in this Prospectus are based on industry publications or Company estimated data for calendar year 1996. All references herein to the "Company" refer to Pueblo Xtra International, Inc. and include its subsidiaries, unless the context otherwise requires. The Company's fiscal year ends on the last Saturday in January (for example, "fiscal 1997" refers to the fiscal year ended January 25, 1997).

                                  THE COMPANY


     The Company is the largest supermarket chain and video rental operator in Puerto Rico and in the U.S. Virgin Islands. The Company believes it has developed significant name recognition, strong customer loyalty and leading market shares due to the superior quality and large size of its stores, the breadth and price competitiveness of its product offerings and its extensive market coverage in prime locations. The Company currently operates 44 supermarkets in Puerto Rico and six supermarkets in the U.S. Virgin Islands. The Company also currently operates 33 Blockbuster locations in Puerto Rico and two Blockbuster locations in the U.S. Virgin Islands as the exclusive Blockbuster franchisee for Puerto Rico and for the U.S. Virgin Islands. In fiscal 1997, the Company generated revenues of $1,020.1 million and EBITDA (as defined) on a pro forma basis (as hereinafter defined) of $50.4 million.


SUPERMARKET OPERATIONS

     The Company operates in two complementary supermarket formats: conventional Pueblo supermarkets which emphasize service, variety and high quality products at competitive prices, and Xtra supermarkets which are typically larger stores emphasizing everyday low prices. In Puerto Rico, the Company currently operates 14 Pueblo stores and 30 Xtra stores, and has a grocery retailing market share of approximately 29%. In addition, the Company estimates that it has a 34% market share in the greater San Juan metropolitan area, the most densely populated region of Puerto Rico, with more than one-third of the island's 3.7 million residents. In fiscal 1997 in Puerto Rico, Pueblo stores averaged approximately 28,286 gross sq. ft. and generated an average of approximately $828 of sales per selling sq. ft., while Xtra stores averaged approximately 45,900 gross sq. ft. and generated an average of approximately $681 of sales per selling sq. ft.

     In fiscal 1997, the six Pueblo stores in the U.S. Virgin Islands averaged approximately 32,500 gross sq. ft. and generated an average of approximately $752 of sales per selling sq. ft. The Company has an estimated U.S. Virgin Islands grocery retailing market share of approximately 50%.

     Since the Acquisition (as hereinafter defined) in 1993, the Company has made capital expenditures totalling approximately $58.0 million in its supermarket operations in Puerto Rico and the U.S. Virgin Islands, including the opening of five new Xtra stores, the addition of one new Pueblo store, the remodelling of 15 existing supermarkets and the conversion of five Pueblo stores into Xtra stores.

VIDEO OPERATIONS


     The Company operates 35 Blockbuster locations as the exclusive Blockbuster franchisee for Puerto Rico and the U.S. Virgin Islands. In Puerto Rico, the Company operates 11 in-store Blockbuster outlets and 22 free standing Blockbuster stores, the majority of which are adjacent to its supermarkets. In the U.S. Virgin Islands, the Company operates one in-store Blockbuster outlet and one free standing Blockbuster store. In fiscal 1997, the Company's free standing Blockbuster stores averaged approximately 6,000 gross sq. ft., while the Company's in-store Blockbuster outlets averaged approximately 4,200 gross sq. ft. In fiscal 1997, the

Company's Blockbuster video stores had an increase in same store sales of 10.5%. The Company also currently operates eight video outlets in its supermarkets under the name Pueblo Video Clubs.



     As part of an aggressive expansion program for its Blockbuster video operations, the Company has made capital expenditures totalling approximately $7.5 million since the Acquisition, including the addition of 15 new Blockbuster locations, of which three were new Blockbuster stores and 12 were conversions of Pueblo Video Clubs into in-store Blockbuster outlets. As part of its traffic building strategy, the Company intends to convert all of its remaining Pueblo Video Clubs to Blockbuster outlets.


BACKGROUND

     The Company was organized as a subsidiary of PXC&M Holdings, Inc. ("Holdings") at the initiative of Gustavo and Ricardo Cisneros to effect the acquisition (the "Acquisition") of Pueblo International, Inc. ("Pueblo") on July 28, 1993. In connection with and following the Acquisition, Holdings and its affiliates have invested approximately $92 million in the Company. Gustavo and Ricardo Cisneros have been direct or indirect beneficial owners of interests in companies that own or are engaged in a number of diverse commercial enterprises in Venezuela, the United States, Brazil, Chile and Mexico.

     Following the Acquisition, the Company continued an existing strategy designed to significantly expand its market penetration through new supermarket openings in Puerto Rico and Florida and the opening of new Blockbuster locations. Primary emphasis was placed on new supermarket development rather than supermarket operations and as a result of this focus, as well as increased competition, total sales, same store sales and consolidated operating results declined.

     In October 1995, William T. Keon, III was named President and Chief Executive Officer of the Company. Following his arrival at the Company, Mr. Keon conducted a thorough review of the Company's operating business practices and its financial performance. As a result of such review, the Company determined in January 1996 to discontinue its retail operations in the competitive Florida market in order to focus on its core markets where it has a stronger competitive position and greater profit opportunities. In the spring of 1996, management also began to take several other actions designed to improve the financial performance of the Company, including the conversion of five Pueblo stores to the Xtra format, the closing of two underperforming Xtra stores in Puerto Rico, an increase in the Company's advertising expenditures in Puerto Rico and the continuing conversion of Pueblo Video Clubs into in-store Blockbuster outlets. In the summer of 1996, in conjunction with the implementation of the Company's revised business strategy (described below), the Company retained a retail industry consulting firm to assist management in analyzing the Company's operating practices. One result of such analysis was the reorganization of labor scheduling practices, which enabled the Company to eliminate 440 store employees in January 1997 and reduce annual labor costs by approximately $9.0 million.

     It is management's belief that the decision to exit the Florida market, together with the actions which the Company began to take in the spring of 1996 and the implementation of its revised business strategy, has begun to contribute, and should continue to contribute, toward improved operating results. The Company experienced an increase of 3.4% in same store sales for its Puerto Rican supermarkets in the fourth quarter of fiscal 1997 compared with the fourth quarter of fiscal 1996, a significant improvement from the declining annual trend in same store supermarket sales in Puerto Rico during the past four years. In addition, in fiscal 1997, the Company's U.S. Virgin Islands supermarkets reversed an annual same store sales decline since fiscal 1994 with an increase in same store sales of 7.0% over fiscal 1996. While the Company does not expect such increases to continue on a quarterly basis, the Company believes that the implementation of its strategic initiatives will continue to contribute to an overall improvement in operating results.

     In March 1997, as part of its effort to recruit senior managers trained in United States mainland supermarket retailing practices, the Company hired David
L. Aston as President of the Puerto Rico supermarket division. Mr. Aston has over 28 years of United States supermarket experience, primarily with the Kroger Company, and most recently as President of Waldbaums and Superfresh Foods, units of the A&P Company. In June 1997, Daniel J. O'Leary became the Company's Chief Financial Officer. Prior to joining the Company, Mr. O'Leary served most recently as Senior Vice President of Finance and Chief Financial Officer of Phar-Mor, Inc.

                  BUSINESS STRATEGY AND COMPETITIVE STRENGTHS

     Based upon management's review of the Company's business practices and procedures, the Company has developed and is implementing a strategy designed to increase sales through both higher comparable store performance and selected new store expansion, and to increase gross profit and operating margins through improved operating, purchasing and merchandising practices. Management believes that the Company's leading market position in Puerto Rico and in the U.S. Virgin Islands, the location of its stores in high traffic shopping centers, the Company's reputation for quality, variety and service and its ability to leverage its substantial purchasing and distribution power to obtain volume discounts provide the Company with the necessary platform to implement its business strategy. The components of this strategy have been designed to build upon the Company's competitive strengths and seek to increase sales by increasing store traffic through the introduction of brand name retail outlets within many of the Company's supermarkets to create destination centers, enhancing the Company's price/value image, expanding the Company's Blockbuster operations and selectively developing new supermarkets in attractive targeted markets. The Company's strategy also seeks to increase gross profit and operating margins by increasing store level productivity, reducing labor costs, capitalizing on procurement and distribution capabilities, initiating a category management system, expanding its private label line of products, enhancing its management team and implementing management incentive programs. See
"Business -- Business Strategy".

                                REFINANCING PLAN

     The Company used the net proceeds from the offering of the Initial Notes (the "Offering"), approximately $73.9 million after deducting expenses of the Offering, together with available cash of the Company, to repay the senior secured indebtedness of Pueblo outstanding under Pueblo's Bank Credit Agreement, dated as of July 21, 1993 (the "Old Bank Credit Agreement"). In connection with the Offering, Pueblo also entered into an amended bank credit agreement (the "New Bank Credit Agreement") which provides for a $65.0 million revolving credit facility and less restrictive covenants compared to the Old Bank Credit Agreement. After the issuance of standby letters of credit in the amount of $23.3 million, Pueblo has borrowing availability on a revolving basis of $41.7 million under the New Bank Credit Agreement. Concurrent with the Offering, the Company satisfied $10 million of indebtedness payable to a related party by transferring its interest in two real estate properties from its discontinued Florida operations to the related party. The Company believes its interest in these properties had a fair market value of no more than $10 million. The sale of the Initial Notes, the repayment of indebtedness of Pueblo under the Old Bank Credit Agreement, the transfer of certain real estate properties in satisfaction of indebtedness owed to a related party and the consummation of the New Bank Credit Agreement are collectively referred to as the "Refinancing Plan." The Company believes that the completion of the Refinancing Plan has provided the Company with extended debt maturities, increased liquidity and less restrictive financial covenants, which will give it increased operating and financial flexibility.

                              THE INITIAL OFFERING

The Initial Notes..........  The Initial Notes were sold by the Company on April
                             29, 1997 to the Initial Purchasers pursuant to a Purchase Agreement, dated April 24, 1997 (the "Purchase Agreement"). The Initial Purchasers subsequently resold the Initial Notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act.

Registration Rights
 Agreement.................  Pursuant to the Purchase Agreement, the Company and
                             the Initial Purchasers entered into a Registration Rights Agreement, dated as of April 29, 1997 (the "Registration Rights Agreement"), which grants the holders of the Initial Notes certain exchange and registration rights. The Exchange Offer is intended to satisfy such exchange rights which terminate upon the consummation of the Exchange Offer.

                               THE EXCHANGE OFFER

The Exchange Notes.........  The forms and terms of the Exchange Notes are identical in all material respects to the terms of the Initial Notes for which they may be exchanged pursuant to the Exchange Offer, except for certain transfer restrictions and registration rights relating to the Initial Notes and except for certain penalty interest provisions relating to the Initial Notes described below under "-- Terms of the Exchange Notes."

The Exchange Offer.........  The Company is offering to exchange $1,000 principal amount of Exchange Notes for each $1,000 principal amount of Initial Notes. As of the date hereof, $85,000,000 aggregate principal amount of Initial Notes are outstanding. The Company will issue the Exchange Notes to holders on or promptly after the Expiration Date.

                             The Company is making the Exchange Offer in reliance on the position of the staff of the Commission as set forth in certain no-action letters addressed to other parties in other transactions. However, the Company has not sought its own no-action letter and there can be no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Offer as in such other circumstances. Based on these interpretations by the staff of the Commission, the Company believes that Exchange Notes issued pursuant to this Exchange Offer in exchange for Initial Notes may be offered for resale, resold and otherwise transferred by a holder thereof other than (i) a broker-dealer who purchased such Initial Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person that is an "affiliate" (as defined in Rule 405 of the Securities Act) of the Company without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business and that such holder is not participating, and has no arrangement or understanding with any person to participate, in the distribution of such Exchange Notes. Holders of Initial Notes accepting the Exchange Offer will represent to the Company in the Letter of Transmittal that such conditions have been met. Any holder who participates in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes may not rely on the position of the staff of the Commission as set forth in these no-action letters and would have to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. Each broker-dealer (other than an "affiliate" of the Company) that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it acquired the Initial Notes as the result of market-making activities or other trading activities and will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Initial Notes where such Initial Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company intends for a period of 180 days after the date of this Prospectus, to make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution".

Interest on the Exchange
 Notes.....................  The Exchange Notes will bear interest at the rate of 9 1/2% per annum from April 29, 1997, the date of issuance of the Initial Notes that are tendered in exchange for the Exchange Notes (or the most recent interest payment date to which interest on such Notes has been paid or duly provided for). Accordingly, holders of Initial Notes that are accepted for exchange will not receive at the time of tender, interest on the Initial Notes that is accrued but unpaid but such interest will be payable on the first interest payment date after the Expiration Date. Interest on the Exchange Notes will be payable semi-annually on February 1 and August 1 in each year, commencing August 1, 1997.

Expiration Date; Withdrawal
 of Tender.................  The Exchange Offer will expire at 5:00 p.m., New
                             York City time, on               , 1997, or on such
                             later date and time to which it is extended by the Company in its sole discretion (the "Expiration Date"). The tender of Initial Notes pursuant to the Exchange Offer may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. The Expiration Date will not in any event be
                             extended to a date later than               , 1997.
                             Any Initial Notes not accepted for exchange for any reason will be returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

Certain Conditions to the
 Note Exchange Offer.......  The Exchange Offer is subject to certain customary conditions, which may be waived by the Company. See "The Exchange Offer -- Conditions to the Exchange Offer."

Procedures for Tendering
 Initial Notes.............  Each holder of Initial Notes wishing to accept the
                             Exchange Offer must complete, sign and date the Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, together with such Initial Notes and any other required documentation to the Exchange Agent (as hereinafter defined) at the address set forth herein. By executing the Letter of Transmittal, each holder will represent to the Company that, among other things, (i) any Exchange Notes to be received by it will be acquired in the ordinary course of its business, (ii) it has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes and (iii) it is not an "affiliate," as defined in Rule 405 of the Securities Act, of the Company or, if it is an affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable. With respect to the exchange of Initial Notes which are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, see "The Exchange Offer -- Procedures for Tendering."

Special Procedures for
 Beneficial Owners.........  Any beneficial owner whose Initial Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender such Initial Notes in the Exchange Offer should contact such registered holder and promptly instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such beneficial owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering his Initial Notes, either make appropriate arrangements to register ownership of the Initial Notes in such owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the Expiration Date.

Guaranteed Delivery
 Procedure.................  Holders of Notes who wish to tender their Initial
                             Notes and whose Initial Notes are not immediately available or who cannot deliver their Initial Notes, the Letter of Transmittal or any other documents required by the Letter of Transmittal to the Exchange Agent, prior to the Expiration Date, must tender their Initial Notes according to the guaranteed delivery procedures set forth in "The Exchange Offer -- Guaranteed Delivery Procedures."

Registration
 Requirements..............  The Company has agreed to use its best efforts to consummate within 120 days of the Closing Date (as hereinafter defined) the registered Exchange Offer pursuant to which holders of the Initial Notes will be offered an opportunity to exchange their Initial Notes for the Exchange Notes which will be issued without legends restricting the transfer thereof. In the event that applicable interpretations of the staff of the Commission do not permit the Company to effect the Exchange Offer or in certain other circumstances, the Company has agreed to file a shelf registration statement (the "Shelf Registration Statement") covering resales of the Initial Notes and to use its best efforts to cause such Shelf Registration Statement to be declared effective under the Securities Act and, subject to certain exceptions, keep such Shelf Registration Statement effective until two years after the original issuance of the Initial Notes.

Certain Federal Income Tax
 Considerations............  For a discussion of certain federal income tax considerations relating to the exchange of the Exchange Notes for the Initial Notes, see "Taxation."

Use of Proceeds............  There will be no cash proceeds to the Company from the exchange of Notes pursuant to the Exchange
                             Offer.

Consequences of Failure to
  Exchange Initial Notes...  As a result of the making of this Exchange Offer on the terms set forth in the Registration Rights Agreement, the Company will have fulfilled certain of its obligations under the Registration Rights Agreement, and holders of Initial Notes who are eligible to, but elect not to, tender their Notes will generally not have any further registration rights under the Registration Rights Agreement or otherwise. Such holders will continue to hold the untendered Initial Notes and will be entitled to all the rights and subject to all the limitations applicable thereto under the Indenture, except to the extent such rights or limitations, by their terms, terminate or cease to have further effectiveness as a result of the Exchange Offer. All untendered Initial Notes will continue to be subject to certain restrictions on transfer. Accordingly, if any Initial Notes are tendered and accepted in the Exchange Offer, the trading market for the untendered Initial Notes could be adversely affected.

Exchange Agent.............  United States Trust Company of New York will act as
                             Exchange Agent (in such capacity, the "Exchange Agent"). The address and telephone number of the Exchange Agent are set forth in "The Exchange
                             Offer -- Exchange Agent."

                          TERMS OF THE EXCHANGE NOTES

General....................  The form and terms of the Exchange Notes are the same as the form and terms of the Initial Notes (which they replace) except that (i) the Exchange Notes bear a Series C designation, (ii) the Exchange Notes have been registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof, and (iii) the holders of Exchange Notes will not be entitled to certain rights under the Registration Rights Agreement, including the provisions providing for an increase in the interest rate on the Initial Notes in certain circumstances relating to the timing of the Exchange Offer, which rights will terminate when the Exchange Offer is consummated. See "The Exchange Offer -- Consequences of Failure to Exchange." The Exchange Notes will evidence the same debt as the Initial Notes and will be entitled to the benefits of the Indenture. See "Description of the Notes."

Issuer.....................  Pueblo Xtra International, Inc.

Maturity Date..............  August 1, 2003.

Interest Payment Dates.....  February 1 and August 1, commencing August 1, 1997.

Ranking....................  The Exchange Notes will be senior unsecured obligations of the Company and will rank in right of payment equally with all other existing and future senior unsecured obligations of the Company, including the Existing Notes. Because the Company is a holding company that conducts all of its business through subsidiaries, all existing and future liabilities of its subsidiaries will be effectively senior to the Exchange Notes. As of January 25, 1997, on a pro forma basis after giving effect to the Refinancing Plan, the Company would have had approximately $206.2 million of indebtedness outstanding other than the Notes, of which $180.0 million would have been the Existing Notes and $26.2 million would have been senior secured indebtedness, comprising guarantees of the total outstanding indebtedness of the Company's subsidiaries. In addition, after the issuance of standby letters of credit in the amount of $23.3 million, Pueblo would have had availability of $41.7 million under the New Bank Credit Agreement (under which all borrowings are guaranteed by the Company). The terms of the Indenture permit the Company and its subsidiaries to incur additional indebtedness, subject to certain limitations.

Optional Redemption........  The Exchange Notes will be redeemable at the
                             Company's option, in whole or in part, at any time on or after August 1, 1998 at the redemption prices set forth herein, plus accrued and unpaid interest, if any, to the date of redemption. See "Description of Notes -- Redemption -- Optional Redemption."

Mandatory Redemption.......  None.

Change of Control..........  Upon a Change of Control (as hereinafter defined), the Company will be required to make an offer to repurchase all outstanding Notes at 101% of the principal amount thereof plus accrued and unpaid interest thereon to the date of repurchase. See "Description of Notes -- Repurchase of Notes upon a Change of Control."

Covenants..................  The Indenture restricts, among other things, the
                             Company's ability to incur additional indebtedness, pay dividends or make certain other restricted payments, agree to certain payment restrictions applicable to Restricted Subsidiaries, enter into certain transactions with affiliates, sell stock of Restricted Subsidiaries, incur liens, enter into sale-leaseback transactions or apply net proceeds from certain asset sales. See "Description of Notes -- Certain Covenants."

                                  RISK FACTORS

     For a discussion of certain matters that should be considered by prospective investors in connection with the Exchange Offer, see "Risk Factors." Such risks include, but are not limited to, the Company's substantial indebtedness, certain restrictions under the New Bank Credit Agreement and the indentures covering the Existing Notes and the Notes, the Company's holding company structure, asset encumbrances and ability to make Change of Control repurchase offers, recent management changes, the Company's limited geographic market, competition, the risks to the Company's Blockbuster development strategy, the control of the Company by the Principal Shareholders (as hereinafter defined), the risk of fraudulent transfer liability, original issue discount consequences and the absence of a public market for the Notes.

                             SUMMARY FINANCIAL DATA
      (DOLLARS IN THOUSANDS, EXCEPT SALES PER SELLING SQUARE FOOT AMOUNTS)

     The summary financial data below for the fiscal years ended January 28, 1995, January 27, 1996 and January 25, 1997 are derived from the Consolidated Financial Statements that have been audited by Deloitte & Touche LLP, independent auditors, and are included elsewhere in this Prospectus. The summary financial data below for the fiscal years ended January 30, 1993 and January 29, 1994 are derived from audited financial statements of the Company's predecessor and the Company that are not included herein. See note 3 below. The pro forma financial data is provided for information purposes only, is unaudited and is not necessarily indicative of future operating results or financial condition or what the operating results or financial condition would have been had the Refinancing Plan actually been consummated as of the beginning of the period or as of the balance sheet date indicated. The information set forth below should be read in conjunction with "Selected Financial Data", the Consolidated Financial Statements included elsewhere herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations" which discusses, among other things, the closing of the Company's Florida operations in fiscal 1996.


                                                                 FISCAL YEAR ENDED(1)
                                  -----------------------------------------------------------------------------------
                                                                                                           PRO FORMA
                                  JANUARY 30,   JANUARY 29,   JANUARY 28,   JANUARY 27,   JANUARY 25,     JANUARY 25,
                                    1993(2)       1994(3)        1995          1996          1997           1997(4)
                                  -----------   -----------   -----------   -----------   -----------     -----------
INCOME STATEMENT DATA:
Net sales........................ $ 1,251,726   $ 1,199,123   $ 1,166,955   $ 1,145,370   $ 1,020,056     $ 1,020,056
Gross profit.....................     303,158       295,273       295,819       296,880       259,727         259,727
Selling, general and
  administrative expenses(5).....     232,202       230,266       229,197       240,219       213,485         213,485
Division closure and corporate
  restructuring charges(6).......          --            --            --        28,012         4,160           4,160
Operating profit (loss)..........      41,307        27,357        22,757       (15,020)          954             954
Interest expense, net............      13,047        21,635        32,153        33,346        30,182          30,288
Net income (loss)................      15,922        (9,751)       (4,641)      (29,803)      (19,571)        (19,636)

BALANCE SHEET DATA (AT END OF
  PERIOD):
Cash and cash equivalents(7)..... $     7,838   $     5,471   $    15,680   $     6,998   $    12,148     $     5,566
Working capital (deficit)........      (8,478)      (26,873)      (11,534)      (28,571)      (56,217)        (42,979)
Fixed assets, net................     168,395       224,605       207,935       166,283       150,915         150,915
Total assets.....................     300,012       619,625       602,695       571,788       522,641         507,140
Total debt.......................     123,686       347,124       329,855       308,497       295,204         282,940(8)
Total liabilities................     251,938       552,728       525,439       524,335       489,759         477,495
Stockholder's equity.............      48,074        66,897        77,256        47,453        32,882          29,645

OTHER DATA:
EBITDA (as defined)(9)........... $    70,956   $    65,007   $    66,622   $    56,661   $    50,391(10) $    50,391(10)
Cash flow used in investing
  activities.....................     (16,089)     (330,192)      (15,707)      (21,832)       (1,364)        (13,628)
Cash flow provided by (used in)
  financing activities...........     (23,662)      300,580        (1,877)      (10,915)       (8,298)          1,702
Cash flow provided by operating
  activities.....................      42,027        27,249        27,793        24,065        14,812          10,494
Depreciation and amortization....      29,649        37,650        43,865        43,669        41,128          41,128
Capital expenditures.............      22,472        23,493        16,401        22,334        14,455          14,455
EBITDA (as defined) margin(9)....        5.7%          5.4%          5.7%          4.9%          4.9%            4.9%
Ratio of earnings to fixed
  charges(11)....................         2.7x           --            --            --            --              --
Ratio of total debt to EBITDA (as
  defined).......................                                                                                 5.6x
Cash interest expense............                                                                         $    28,129
Ratio of EBITDA (as defined) to
  cash interest expense..........                                                                                 1.8x

                                                                         FISCAL YEAR(1)
                                                     -------------------------------------------------------
                                                     1993(2)     1994(3)      1995        1996        1997
                                                     -------     -------     -------     -------     -------
PUEBLO AND XTRA STORE DATA:
PUERTO RICO
  Number of stores (at fiscal year-end)............       40          42          44          46          44
  Average sales per store (12).....................  $21,065     $20,777     $19,797     $19,808     $19,672
  Average selling square footage...................   26,405      26,576      26,031      27,055      27,652
  Average sales per selling square foot(12)........  $   798     $   782     $   761     $   732     $   711
  Total sales......................................  850,139     860,190     874,019     877,603     886,765
  Same store sales % change........................      9.2%       (0.9)%      (1.3)%      (2.8)%      (2.6)%
U.S. VIRGIN ISLANDS
  Number of stores (at fiscal year-end)............        5           5           5           6           6
  Average sales per store (12).....................  $19,594     $19,003     $15,619     $14,952     $15,110
  Average selling square footage...................   20,724      20,724      20,724      20,625      20,104
  Average sales per selling square foot(12)........  $   945     $   917     $   754     $   725     $   752
  Total sales......................................   97,970      95,014      78,097      76,813      90,659
  Same store sales % change........................      0.9%       (1.2)%     (17.8)%      (3.3)%       7.0%
BLOCKBUSTER STORE DATA:
  Number of stores (at fiscal year-end)............       19          21          22          22          27
  Average sales per store (12).....................  $ 1,206     $ 1,123     $ 1,254     $ 1,443     $ 1,588
  Average weekly sales.............................      443         467         535         608         794
  Total sales......................................   16,763      23,189      26,994      31,295      35,938
  Same store sales % change........................     (3.5)%      (8.1)%      10.9%       14.0%       10.5%

---------------
 (1) Operating activity for the 26 weeks ended January 29, 1994 and for the fiscal years 1995, 1996 and 1997 are representative of the Company subsequent to the Acquisition. All other operating activity pertains to Pueblo prior to the Acquisition.

 (2) Fiscal 1993 was a 53-week year.

 (3) Represents the combined results of operations for the 26-week period ended July 31, 1993 of the Company's predecessor prior to the Acquisition and the 26-week period ended January 29, 1994 of the Company. The results for each 26 week period are as follows:

                                                        26 WEEKS ENDED      26 WEEKS ENDED
                                                        JULY 31, 1993      JANUARY 29, 1994
                                                        --------------     ----------------
        Net sales.....................................     $612,454            $586,669
        Gross profit..................................      150,961             144,312
        Store operating, selling and administrative
          expenses....................................      117,738             112,528
        Operating profit..............................       17,478               9,879
        Interest expense, net.........................        5,533              16,102
        Net income (loss).............................       (5,148)             (4,603)
        EBITDA (as defined)...........................       33,223              31,784
        Depreciation and Amortization.................       15,745              21,905

 (4) Pro forma income statement data reflect changes in interest expense and assume completion of the Refinancing Plan as of the first day of fiscal 1997. Pro forma balance sheet data include an extraordinary $5.3 million write-off of unamortized fees in connection with the Old Bank Credit Agreement, which has been tax effected, and assume completion of the Refinancing Plan as of January 25, 1997.

 (5) Selling, general and administrative expenses for fiscal years 1996 and 1997 include certain expenses and charges related to the implementation of the Company's strategic initiatives and other matters. See "Management's Discussion and Analysis of Financial Conditions and Results of
     Operations -- General."

 (6) The Company recorded charges of approximately $25.8 million in fiscal 1996 and $4.2 million in fiscal 1997 as a result of the Company's exit from the Florida market and a charge of $2.2 million in fiscal 1996 as a result of the Company's restructuring of its Puerto Rico operations. The Company may close or relocate stores within an operating region as it deems appropriate. Costs associated with such closings, when recognized, are included in selling, general and administrative expenses.


 (7) Highly liquid investments purchased with a maturity of three months or less are considered cash equivalents.

 (8) Reflects the issuance of the Initial Notes at a discount.


 (9) EBITDA (as defined) represents income (loss) before interest, income taxes, sundry, depreciation and amortization and division closure and corporate restructuring charges ("EBITDA (as defined)"). EBITDA (as defined) is not intended to represent cash flow from operations as defined by generally accepted accounting principles and should not be considered as an alternative to net income (loss) as an indication of the Company's operating performance or to cash flows as a measure of liquidity. EBITDA (as defined) is included as it is the basis upon which the Company assesses its financial performance. EBITDA (as defined) margin represents EBITDA (as defined) divided by net sales.


(10) EBITDA (as defined) includes $1.1 million in severance costs recorded in connection with the elimination of 440 store employees during the fourth quarter of fiscal 1997 and associated salaries and benefits totalling $8.7 million paid to or on behalf of these employees for fiscal 1997.


(11) In calculating this ratio, earnings consist of income (loss) before income taxes, extraordinary item and cumulative effect of a change in accounting principle, plus fixed charges adjusted to exclude interest capitalized. Fixed charges consist of interest whether expensed or capitalized, capitalized lease interest expense and amortization of deferred financing fees, whether expensed or capitalized, plus the portion of rental expense under operating leases which has been deemed by the Company to be representative of the interest factor. Earnings were insufficient to cover fixed charges by $5.6 million, $9.4 million, $52.6 million and $29.1 million in fiscal years 1994, 1995, 1996 and 1997, respectively. During fiscal years 1996 and 1997, earnings were adversely affected by a number of charges and other items related to the implementation of the Company's strategic initiatives and other matters. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General."


(12) For all periods presented, average sales are weighted for the period of time stores are open during the year.

                                  RISK FACTORS

     Holders of the Initial Notes should consider the specific factors set forth below as well as the other information set forth elsewhere in this Prospectus in connection with the Exchange Offer. An investment in the Notes involves a high degree of risk.

SUBSTANTIAL INDEBTEDNESS; CERTAIN RESTRICTIONS

     The Company has a substantial amount of indebtedness. As of January 25, 1997, on a pro forma basis after giving effect to the Refinancing Plan and reflecting the issuance of the Initial Notes at a discount, consolidated total indebtedness of the Company would have been $282.9 million, consolidated stockholder's equity of the Company would have been $29.7 million and the ratio of the Company's consolidated total indebtedness to consolidated stockholders' equity would have been 9.5:1. In addition, pro forma for fiscal 1997, the Company's ratio of EBITDA (as defined) to total cash interest expense would have been 1.8:1 and the Company's ratio of total debt to EBITDA (as defined) would have been 5.6:1. See Selected Financial Data, footnote 9.

     The Company's high degree of leverage will have important consequences to holders of the Notes, including the following: (i) the ability of the Company in the future to obtain additional financing for working capital, capital expenditures, acquisitions, store expansions and remodeling or other purposes may be limited; (ii) a substantial portion of the Company's cash flow from operations will be required to meet the Company's debt service obligations, which will reduce the funds available to the Company for its operations and future business opportunities; (iii) the Company may be more leveraged than its competitors, which may place it at a competitive disadvantage, including in relations with suppliers, who may be less willing to extend favorable payment terms to the Company; (iv) the Company's high degree of leverage may make it more vulnerable to a downturn in its business and may limit its ability to respond to price competition or changes in the economy generally; and (v) the Company may not have sufficient funds to repay the Notes or be able to refinance the Notes on satisfactory terms at maturity.

     The Company believes that the facilities provided by the New Bank Credit Agreement, together with cash flow from operations, will be adequate for its liquidity and capital resource needs, including the debt service requirements on the Existing Notes and the Notes. However, the Company's ability to generate adequate cash flow from operations will depend on its future operating performance and financial results, which will be subject to successful implementation of its business strategy as well as economic, financial, competitive and other factors beyond its control. In the event that the Company is unable to generate adequate cash flow, there is no assurance that Holdings or any of its affiliates would be willing to provide capital or liquidity resources to the Company.

     Like most retailers, the Company's subsidiaries depend upon regular trade credit to finance the acquisition of a significant portion of their inventory. The Company believes that payment terms provided by suppliers, together with available working capital credit facilities, will be adequate to finance inventory purchases; however, there can be no assurance that this will continue to be the case.

     In the past, the Company has obtained amendments from its lenders under the Old Bank Credit Agreement in order to maintain its compliance with certain restrictive covenants contained therein. The New Bank Credit Agreement and the indentures for the Existing Notes and the Notes also contain numerous financial and operating covenants. These covenants limit the discretion of the Company's management with respect to certain business matters by placing significant restrictions on, among other things, the ability of the Company to incur additional indebtedness, to create liens or other encumbrances, to make capital expenditures, acquisitions and investments, to make certain payments, to sell or otherwise dispose of assets and to merge or consolidate with other entities. See "Description of New Bank Credit Agreement" and "Description of Notes -- Certain Covenants." A failure to comply with the covenants contained in the New Bank Credit Agreement, or the indentures for the Existing Notes and the Notes, could result in an event of default under the New Bank Credit Agreement or the respective indentures, which could permit acceleration of the related debt and acceleration of debt under other instruments that may contain cross-acceleration or cross-default provisions. See "Description of New Bank Credit Agreement" and "Description of Notes -- Events of Default."

HOLDING COMPANY STRUCTURE

     The Company has no operations of its own, and its only assets are its equity interest in Pueblo and intercompany notes issued to the Company by its subsidiaries in connection with its investment of the net proceeds of the Existing Notes and the Notes. The Company has no source of cash to meet its obligations, including its obligations under the Existing Notes and the Notes, other than payments by its subsidiaries on such intercompany notes, which are restricted and effectively subordinated to Pueblo's obligations under the New Bank Credit Agreement, and dividends from its subsidiaries. The Company has approximately $175 million of such intercompany indebtedness related to the Existing Notes and has approximately $73.9 million, net of estimated discount and associated fees, of such intercompany indebtedness related to the Notes (which will accrue to $85 million at the maturity date of the Notes). Accordingly, payments in respect of such indebtedness will not be sufficient to enable the Company to meet its obligations under the Existing Notes and the Notes. As a result, it will be necessary for the Company to receive dividends or other fee income from its subsidiaries in order to meet the Company's obligations under the Existing Notes and the Notes. For a description of restrictions on the ability of the Company's subsidiaries to pay dividends, see "Description of New Bank Credit Agreement." Although the Company expects to receive sufficient funds from its subsidiaries to enable it to meet its debt service obligations under the Existing Notes and the Notes, there can be no assurance that it will be able to do so.

     The Company's holding company structure effectively subordinates payments on the Notes to any liabilities of subsidiaries of the Company, including debt of Pueblo under the New Bank Credit Agreement. After giving effect to the Refinancing Plan as if it had occurred on January 25, 1997, the subsidiaries of the Company would have had approximately $26.2 million of indebtedness and, after the issuance of standby letters of credit in the amount of $23.3 million, would have had availability of $41.7 million under the New Bank Credit Agreement. In addition, the Company's subsidiaries may incur additional borrowings in the future, subject to the restrictions contained in the indentures for the Existing Notes and the Notes.

ASSET ENCUMBRANCES; CHANGE OF CONTROL OFFER

     The obligations of Pueblo under the New Bank Credit Agreement are guaranteed by the Company and Holdings, the owner of all of the Company's outstanding capital stock, and are secured by first priority pledges of all the outstanding stock of the Company's subsidiaries, by the capital stock of the Company and by intercompany notes issued by the Company's subsidiaries. If the Company becomes insolvent or is liquidated, or if payment of obligations under the New Bank Credit Agreement is accelerated, the lenders under the New Bank Credit Agreement would be entitled to exercise the remedies available to a secured lender under applicable law and pursuant to such agreement. Accordingly, such lenders will have a prior claim with respect to such assets. See "Description of New Bank Credit Agreement."

     Upon a Change of Control, the Company is required to offer to purchase all outstanding Notes and Existing Notes. In addition, a Change of Control would result in an event of default under the New Bank Credit Agreement, which could result in the acceleration of the Company's obligations thereunder. In the case of any offer to purchase the outstanding Notes and Existing Notes upon a Change of Control, there can be no assurance that the Company would be able to repay amounts outstanding under the New Bank Credit Agreement or obtain waivers necessary to consummate a purchase of the Notes and the Existing Notes. Any such requirement to offer to purchase outstanding Notes and Existing Notes could result in the Company having to refinance the indebtedness then outstanding under the New Bank Credit Agreement and to obtain the funds necessary to offer to purchase both the Notes and the Existing Notes. There can be no assurance that the Company would be able to refinance such indebtedness or obtain such funds or, if it were to do so, that such refinancing or such funds would be available on terms satisfactory to the Company. See "Description of New Bank Credit Agreement" and "Description of Notes -- Certain Covenants -- Repurchase of Notes upon Change of Control."

RECENT MANAGEMENT CHANGES

     In March 1997, the Company appointed David L. Aston as the new President of the Puerto Rico supermarket division, the Company's largest division, and as a director of the Company. Mr. Aston has over 28 years of United States supermarket experience, nearly all of it with the Kroger Company. Most recently, Mr. Aston served as President of Waldbaums and Superfresh Foods, units of the A&P Company. In February 1997, the Company's Chief Financial Officer resigned his positions with the Company to assume a position with another company. In June 1997, Daniel J. O'Leary became the Company's Chief Financial Officer. Prior to joining the Company Mr. O'Leary served most recently as Senior Vice President and Chief Financial Officer of Phar-Mor, Inc.

     The Company believes that successful implementation of its business strategy is dependent, in part, on the continued availability of qualified senior management. The replacement of two of the most senior members of the Company's management team involves the risk inherent in any significant management change. While Mr. Aston's significant industry experience in the United States does not include prior assignments in Puerto Rico, the Company believes that this experience outweighs any disadvantages he may have during the near term as he becomes familiar with the market in Puerto Rico. Based upon its recent recruiting activities, the Company is confident that in the near term it will identify and employ a qualified new chief financial officer.

     While the Company believes that it has been able to, and will continue to be able to, attract and retain qualified senior management, no assurances can be given that the Company will be able to attract or retain qualified senior management or that such new members of management will be able to work with the Company's personnel or suppliers or to effectively implement the Company's business strategy. See "Management."

LIMITED GEOGRAPHIC MARKET

     The Company's operations are located in Puerto Rico and the U.S Virgin Islands. As a result, the Company's operations are dependent upon the economies of these two areas as well as being subject to certain other factors, such as weather patterns, including tropical storms and hurricanes, which may adversely affect the Company's operations. Hurricane Hugo in 1989 destroyed one of the Company's stores in the U.S. Virgin Islands and more recent hurricanes have caused disruptions in the Company's operations in both Puerto Rico and the U.S. Virgin Islands. Although the Company believes that it carries adequate property (including business interruption) and casualty insurance, there can be no assurance that weather and other factors will not result in adverse effects on the Company's operations.

     In addition, much of the development of the manufacturing sector of the economy in Puerto Rico can be attributed to various U.S. Federal and Commonwealth tax incentives, including Section 936 of the Internal Revenue Code of 1986, as amended (the "Code") which provided certain tax credits for companies operating in Puerto Rico. The termination of Section 936 is effective for tax years beginning after December 31, 1995. Special phaseout rules apply to existing Section 936 credit claimants, such as the Company, for the portion of
Section 936 credit attributable to active business income. Under the phase out rules, the amount of the credit available to existing Section 936 credit claimants, including the Company, will decrease for tax years beginning after December 31, 2001. The termination of Section 936 may have an adverse effect on the economy of Puerto Rico and, indirectly, on the Company.

COMPETITION

     The food retailing business is highly competitive. The number and type of competitors and the degree of competition experienced by individual stores vary by location. The Company competes in its different markets with local supermarket chains, independent supermarkets, warehouse club stores, discount drug stores and convenience stores. Warehouse club stores and mass merchandisers, which have entered the Puerto Rico and U.S. Virgin Island markets since 1990 offering various bulk grocery and general merchandise items, have increased pricing pressures on grocery retailers including the Company. Certain competitors have greater financial resources than the Company and could use those resources to take steps which could adversely affect the Company's market position. In addition, the Company's Blockbuster video operations compete against other independent video rental outlets as well as television, cable, satellite broadcasting, movie theaters and other forms of entertainment. There can be no assurance that future growth in cable and satellite penetration in the Company's markets will not adversely affect revenues of the Company's Blockbuster operations.

RISKS TO BLOCKBUSTER DEVELOPMENT STRATEGY

     The Company is the exclusive Blockbuster franchisee for Puerto Rico and the U.S. Virgin Islands pursuant to Area Development Agreements (the "Development Agreements") with Blockbuster Entertainment Corporation, now known as Blockbuster Entertainment, Inc. ("BEC"). These agreements contain development quotas requiring the Company to open a certain number of Blockbuster locations in Puerto Rico by December 1999 and in the U.S. Virgin Islands by April 1997. Each Blockbuster location is subject to a franchise agreement (a "Franchise Agreement") with BEC that provides the right for such location to conduct Blockbuster operations for a 20 year period so long as the terms of such Franchise Agreement are complied with. The Company has fulfilled its development quota in each of the U.S. Virgin Islands and Puerto Rico. The Development Agreements require the Company and BEC to negotiate in good faith in order to agree on further development quotas beyond the achieved quotas to enable the Company to open additional new Blockbuster locations. While the Company has successfully negotiated revised development quotas with BEC in the past, and believes it maintains excellent relations with BEC, if such agreement cannot be reached, there can be no assurance that BEC will not grant development rights to another franchisee or seek to establish operations itself in the Company's markets. Each Franchise Agreement, however, provides that BEC shall not operate or grant a franchise within a specified territory surrounding the Blockbuster location covered by such Franchise Agreement for a 20 year period beginning on the date of such Franchise Agreement.

CONTROL OF THE COMPANY BY THE PRINCIPAL SHAREHOLDERS

     As a result of their beneficial ownership of Holdings, which owns all the issued and outstanding common stock of the Company, the Principal Shareholders have the ability to exercise control over the business and affairs of Holdings by virtue of their continuing ability to elect a majority of Holdings' Board of Directors and their voting power with respect to actions requiring stockholder approval. By virtue of their control of Holdings, the Principal Shareholders have the ability to exercise similar control over the business and affairs of the Company and its subsidiaries.

RISK OF FRAUDULENT TRANSFER LIABILITY

     The proceeds of the issuance of the Initial Notes have been used to repay certain indebtedness (the "Acquisition Indebtedness") of the Company incurred in connection with the Acquisition. Management of the Company believes that the Acquisition Indebtedness was incurred for proper purposes and in good faith, and that, based on forecasts, asset valuations and other financial information, the Company, both before and after the consummation of the Acquisition, was solvent, had sufficient capital for carrying on its business and expected to be able to pay its debts as they matured. Notwithstanding management's belief, if a court of competent jurisdiction in a suit by an unpaid creditor or a representative of creditors (such as a trustee in bankruptcy or a debtor-in-possession) were to find that, at the time of the incurrence of such Acquisition Indebtedness, the Company was insolvent, was rendered insolvent by reason of such incurrence, was engaged in a business or transaction for which its remaining assets constituted unreasonably small capital, intended to incur, or believed that it would incur, debts beyond its ability to pay as such debts matured, or intended to hinder, delay or defraud its creditors, such court could avoid or cause the subordination of such indebtedness. A likely consequence of such action by the court would be the avoidance, or the subordination to existing and future indebtedness of the Company, of the Notes (to the extent the proceeds of the Notes were used to repay Acquisition Indebtedness).

ORIGINAL ISSUE DISCOUNT CONSEQUENCES

     The Notes have been issued with original issue discount ("OID") within the meaning of Section 1273(a) of the Internal Revenue Code of 1986, as amended. Holders of obligations issued with OID must include such OID in gross income for federal income tax purposes as it accrues, in advance of the receipt of the cash attributable to such income, under a method that takes into account the compounding of interest. See "Taxation."

ABSENCE OF PUBLIC MARKET FOR THE NOTES

     The Company does not intend to apply for listing of the Notes on any national securities exchange. There is currently a trading market for the Existing Notes. The Notes bear the same interest rate and have the same terms as the Existing Notes. However, because of the discount at which the Notes have been issued, the Notes carry OID and have different tax characteristics than the Existing Notes and may trade differently from the Existing Notes. See "Taxation." Although the Initial Purchasers currently intend to make a market in the Notes, they are not obligated to do so, and any such market-making may be discontinued at any time without notice, in their sole discretion. Accordingly, no assurance can be given as to the liquidity of, or the existence of trading markets for, the Notes.

                     USE OF PROCEEDS OF THE EXCHANGE NOTES

     This Exchange Offer is intended to satisfy certain obligations of the Company under the Registration Rights Agreement. The Company will not receive any proceeds from the issuance of the Exchange Notes offered hereby. In consideration for issuing the Exchange Notes as contemplated in this Prospectus, the Company will receive, in exchange, Initial Notes in like principal amount. The form and terms of the Exchange Notes are identical in all material respects to the form and terms of the Initial Notes, except as otherwise described herein under "The Exchange Offer -- Terms of the Exchange Offer." The Initial Notes surrendered in exchange for the Exchange Notes will be retired and cancelled and cannot be reissued. Accordingly, issuance of the Exchange Notes will not result in any increase in the outstanding debt of the Company.

                                 CAPITALIZATION

     Set forth below is the historical consolidated capitalization of the Company and the pro forma consolidated capitalization of the Company as of January 25, 1997, assuming that the Refinancing Plan was completed on that date. The capitalization information set forth below should be read in conjunction with the Consolidated Financial Statements of the Company appearing elsewhere in this Prospectus.


                                                                             AS OF
                                                                        JANUARY 25, 1997
                                                                     ----------------------
                                                                      ACTUAL      PRO FORMA
                                                                     --------     ---------
                                                                     (DOLLARS IN THOUSANDS)
    Short-term debt:
      Short-term borrowing.........................................  $  7,000     $      --
      Current maturities(1)........................................    18,867         8,117
      Notes payable to a related party.............................    10,000            --
                                                                     --------      --------
         Total short-term debt.....................................    35,867         8,117
    Long-term debt:
      Old Bank Credit Agreement....................................    61,227            --
      Existing Notes...............................................   180,000       180,000
      9 1/2% Series B Senior Notes due 2003(2).....................        --        76,713
      Payable to a Puerto Rico government agency...................    10,000        10,000
      Capital lease obligations, net of current portion............     8,110         8,110
                                                                     --------      --------
         Total long-term debt, net of current portion..............   259,337       274,823
                                                                     --------      --------
         Total debt................................................   295,204       282,940
    Total stockholder's equity(3)..................................    32,882        29,645
                                                                     --------      --------
    Total capitalization...........................................  $328,086     $ 312,585
                                                                     ========      ========


---------------
(1) Includes $7,500 of notes payable to a Puerto Rico government agency, $10,750 of indebtedness under the Old Bank Credit Agreement and $617 of current obligations under capital leases.

(2) Reflects the issuance of the Initial Notes at a discount of $8,287.

(3) Pro forma stockholder's equity includes an extraordinary $5.3 million write-off of unamortized fees in connection with the Old Bank Credit Agreement, which has been tax effected.

                            SELECTED FINANCIAL DATA
      (DOLLARS IN THOUSANDS, EXCEPT SALES PER SELLING SQUARE FOOT AMOUNTS)

     The selected financial data below for the fiscal years ended January 28, 1995, January 27, 1996 and January 25, 1997 are derived from the Consolidated Financial Statements that have been audited by Deloitte & Touche LLP, independent auditors, and are included elsewhere in this Prospectus. The selected financial data below for the fiscal years ended January 30, 1993 and January 29, 1994 are derived from audited financial statements of the Company's predecessor and the Company that are not included herein. See note 3 below. The pro forma financial data is provided for information purposes only, is unaudited and is not necessarily indicative of future operating results or financial condition or what the operating results or financial condition would have been had the Refinancing Plan actually been consummated as of the beginning of the period or as of the balance sheet date indicated. The information set forth below should be read in conjunction with the Consolidated Financial Statements included elsewhere herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations" which discusses, among other things, the closing of the Company's Florida operations in fiscal 1996.


                                                             FISCAL YEAR ENDED(1)
                              -----------------------------------------------------------------------------------
                                                                                                       PRO FORMA
                              JANUARY 30,   JANUARY 29,   JANUARY 28,   JANUARY 27,   JANUARY 25,     JANUARY 25,
                                1993(2)       1994(3)        1995          1996          1997           1997(4)
                              -----------   -----------   -----------   -----------   -----------     -----------
INCOME STATEMENT DATA:
Net sales...................  $1,251,726    $1,199,123    $1,166,955    $1,145,370    $1,020,056      $1,020,056
Gross profit................     303,158       295,273       295,819       296,880       259,727         259,727
Selling, general and
  administrative
  expenses(5)...............     232,202       230,266       229,197       240,219       213,485         213,485
Division closure and
  corporate restructuring
  charges(6)................          --            --            --        28,012         4,160           4,160
Operating profit (loss).....      41,307        27,357        22,757       (15,020)          954             954
Interest expense, net.......      13,047        21,635        32,153        33,346        30,182          30,288
Net income (loss)...........      15,922        (9,751)       (4,641)      (29,803)      (19,571)        (19,636)
BALANCE SHEET DATA (AT END
  OF PERIOD):
Cash and cash
  equivalents(7)............  $    7,838    $    5,471    $   15,680    $    6,928    $   12,148      $    5,566
Working capital (deficit)...      (8,478)      (26,873)      (11,534)      (28,571)      (56,217)        (42,979)
Fixed assets, net...........     168,395       224,605       207,935       166,283       150,915         150,915
Total assets................     300,012       619,625       602,695       571,788       522,641         507,140
Total debt..................     123,686       347,124       329,855       308,497       295,204         282,940 (8)
Total liabilities...........     251,938       552,728       525,439       524,335       489,759         477,495
Stockholder's equity........      48,074        66,897        77,256        47,453        32,882          29,645
OTHER DATA:
EBITDA (as defined)(9)......  $   70,956    $   65,007    $   66,622    $   56,661    $   50,391 (10) $   50,391 (10)
Cash flow used in investing
  activities................     (16,089)     (330,192)      (15,707)      (21,832)       (1,364)        (13,628)
Cash flow provided by (used
  in) financing
  activities................     (23,662)      300,580        (1,877)      (10,915)       (8,298)          1,702
Cash flow provided by
  operating activities......      42,027        27,249        27,793        24,065        14,812          10,494
Depreciation and
  amortization..............      29,649        37,650        43,865        43,669        41,128          41,128
Capital expenditures........      22,472        23,493        16,401        22,334        14,455          14,455
EBITDA (as defined)
  margin(9).................         5.7 %         5.4 %         5.7 %         4.9 %         4.9 %           4.9 %
Ratio of earnings to fixed
  charges(11)...............         2.7 x          --            --            --            --              --
Ratio of total debt to
  EBITDA (as defined).......                                                                                 5.6 x
Cash interest expense.......                                                                          $   28,129
Ratio of EBITDA (as defined)
  to cash interest
  expense...................                                                                                 1.8 x

                                                                         FISCAL YEAR(1)
                                                    --------------------------------------------------------
                                                    1993(2)     1994(3)       1995        1996        1997
                                                    --------    --------    --------    --------    --------
PUEBLO AND XTRA STORE DATA
PUERTO RICO
  Number of stores (at fiscal year-end)..........         40          42          44          46          44
  Average sales per store(12)....................   $ 21,065    $ 20,777    $ 19,797    $ 19,808    $ 19,672
  Average selling square footage.................     26,405      26,576      26,031      27,055      27,652
  Average sales per selling square foot(12)......   $    798    $    782    $    761    $    732    $    711
  Total sales....................................    850,139     860,190     874,019     877,603     886,765
  Same store sales % change......................        9.2%       (0.9)%      (1.3)%      (2.8)%      (2.6)%
U.S. VIRGIN ISLANDS
  Number of stores (at fiscal year-end)..........          5           5           5           6           6
  Average sales per store(12)....................   $ 19,594    $ 19,003    $ 15,619    $ 14,952    $ 15,110
  Average selling square footage.................     20,724      20,724      20,724      20,625      20,104
  Average sales per selling square foot(12)......   $    945    $    917    $    754    $    725    $    752
  Total sales....................................     97,970      95,014      78,097      76,813      90,659
  Same store sales % change......................        0.9%       (1.2)%     (17.8)%      (3.3)%       7.0%
BLOCKBUSTER STORE DATA:
  Number of stores (at fiscal year-end)..........         19          21          22          22          27
  Average sales per store(12)....................   $  1,206    $  1,123    $  1,254    $  1,443    $  1,588
  Average weekly sales...........................        443         467         535         608         794
  Total sales....................................     16,763      23,189      26,994      31,295      35,938
  Same store sales % change......................       (3.5)%      (8.1)%      10.9%       14.0%       10.5%

---------------
 (1) Operating activity for the 26 weeks ended January 29, 1994 and for the fiscal years 1995, 1996 and 1997 are representative of the Company subsequent to the Acquisition. All other operating activity pertains to Pueblo prior to the Acquisition.

 (2) Fiscal 1993 was a 53-week year.

 (3) Represents the combined results of operations for the 26-week period ended July 31, 1993 of the Company's predecessor prior to the Acquisition and the 26-week period ended January 29, 1994 of the Company. The results for each 26 week period are as follows:

                                                         26 WEEKS ENDED     26 WEEKS ENDED
                                                         JULY 31, 1993     JANUARY 29, 1994
                                                         --------------    ----------------
        Net sales.....................................      $612,454           $586,669
        Gross profit..................................       150,961            144,312
        Store operating, selling and administrative
          expenses....................................       117,738            112,528
        Operating profit..............................        17,478              9,879
        Interest expense, net.........................         5,533             16,102
        Net income (loss).............................        (5,148)            (4,603)
        EBITDA (as defined)...........................        33,223             31,784
        Depreciation and Amortization.................        15,745             21,905

 (4) Pro forma income statement data reflect changes in interest expense and assume completion of the Refinancing Plan as of the first day of fiscal 1997. Pro forma balance sheet data include an extraordinary $5.3 million write-off of unamortized fees in connection with the Old Bank Credit Agreement, which has been tax effected, and assume completion of the Refinancing Plan as of January 25, 1997.

 (5) Selling, general and administrative expenses for fiscal years 1996 and 1997 include certain expenses and charges related to the implementation of the Company's strategic initiatives and other matters. See "Management's Discussion and Analysis of Financial Conditions and Results of
     Operations -- General."

 (6) The Company recorded charges of approximately $25.8 million in fiscal 1996 and $4.2 million in fiscal 1997 as a result of the Company's exit from the Florida market and a charge of $2.2 million in fiscal 1996 as a result of the Company's restructuring of its Puerto Rico operations. The Company may close or relocate stores within an operating region as it deems appropriate. Costs associated with such closings, when recognized, are included in selling, general and administrative expenses.


 (7) Highly liquid investments purchased with a maturity of three months or less are considered cash equivalents.

 (8) Reflects the issuance of the Initial Notes at a discount.


 (9) EBITDA (as defined) represents income (loss) before interest, income taxes, sundry, depreciation and amortization and division closure and corporate restructuring charges. EBITDA (as defined) is not intended to represent cash flow from operations as defined by generally accepted accounting principles and should not be considered as an alternative to net income
     (loss) as an indication of the Company's operating performance or to cash flows as a measure of liquidity. EBITDA (as defined) is included as it is the basis upon which the Company assesses its financial performance. EBITDA (as defined) margin represents EBITDA (as defined) divided by net sales.


(10) EBITDA (as defined) includes $1.1 million in severance costs recorded in connection with the elimination of 440 store employees during the fourth quarter of fiscal 1997 and associated salaries and benefits totalling $8.7 million paid to or on behalf of these employees for fiscal 1997.


(11) In calculating this ratio, earnings consist of income (loss) before income taxes, extraordinary item and cumulative effect of a change in accounting principle, plus fixed charges adjusted to exclude interest capitalized. Fixed charges consist of interest whether expensed or capitalized, capitalized lease interest expense and amortization of deferred financing fees, whether expensed or capitalized, plus the portion of rental expense under operating leases which has been deemed by the Company to be representative of the interest factor. Earnings were insufficient to cover fixed charges by $5.6 million, $9.4 million, $52.6 million and $29.1 million in fiscal years 1994, 1995, 1996 and 1997, respectively. During fiscal years 1996 and 1997, earnings were adversely affected by a number of charges and other items related to the implementation of the Company's strategic initiatives and other matters. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General."


(12) For all periods presented, average sales are weighted for the period of time stores are open during the year.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the Company's consolidated financial condition and results of operations should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Prospectus.

GENERAL

     The Company was organized in 1993 to acquire Pueblo in the Acquisition. In connection with the Acquisition, the Company incurred significant indebtedness and recorded significant goodwill. Following the Acquisition, the Company continued an existing operating strategy designed to significantly expand its supermarket penetration through new supermarket openings in Puerto Rico and Florida and new Blockbuster locations in Puerto Rico. The number of the Company's supermarkets in Puerto Rico and the U.S. Virgin Islands grew from 46 to 50 and the number of the Company's Blockbuster locations (including conversions) grew from 20 to 27, in each case measured from the Acquisition through the end of fiscal 1997. In addition, the Company added one new supermarket in Florida after the Acquisition which was subsequently closed in fiscal 1997, as described below. From the Acquisition through fiscal 1997, the Company made capital expenditures totalling $67.1 million, of which $61.3 million related to Puerto Rico and the U.S. Virgin Islands.

     Throughout this time period, the Company's markets have been affected by an increasing level of competition from local supermarket chains, independent supermarkets, warehouse club stores, discount drug stores and convenience stores. Warehouse club stores and mass merchandisers, which have entered the Puerto Rico and U.S. Virgin Islands markets since 1990 offering various bulk grocery and general merchandise items, have increased pricing pressures on grocery retailers including the Company. In addition, low inflation in food prices in recent years has made it difficult for the Company and other grocery store operators to increase prices and has intensified the competitive environment by causing such retailers to emphasize promotional activities and discount pricing to maintain or gain market share. The South Florida market, in particular, has been characterized by intense competition that negatively affected the performance of the Company's stores in that market through fiscal 1996.

     The Company's focus since the Acquisition on new supermarket development rather than supermarket operations, as well as the effects of increased competition, resulted in declines in net sales (from $1,199.1 million in fiscal 1994 to $1,020.1 million in fiscal 1997), same store sales (from $931.3 million in fiscal 1994 to $861.1 million in fiscal 1997), and consolidated operating results (from $27.4 million in fiscal 1994 to $1.0 million in fiscal 1997). The declining operating results together with the Company's high level of interest expense resulting from its significant indebtedness resulted in annual net losses since fiscal 1994.

     In October 1995, William T. Keon, III was named President and Chief Executive Officer of the Company. Following his arrival at the Company, Mr. Keon conducted a thorough review of the Company's operating business practices and its financial performance. As a result of such review, the Company determined in January 1996 to discontinue its retail operations in the competitive Florida market in order to focus on its core markets where it has a stronger competitive position and greater profit opportunities. In the spring of 1996, management also began to take several other actions designed to improve the financial performance of the Company, including the conversion of five Pueblo stores to the Xtra format, the closing of two underperforming Xtra stores in Puerto Rico, an increase in the Company's advertising expenditures in Puerto Rico and the conversion of six Pueblo Video Clubs into in-store Blockbuster outlets.

     In the summer of 1996, in conjunction with the implementation of the Company's revised business strategy, the Company retained a retail industry consulting firm to assist management in analyzing the Company's operating practices. One result of such analysis was the reorganization of labor scheduling practices, which enabled the Company to eliminate 440 store employees in January 1997 and reduce annual labor costs by approximately $9.0 million. It is management's belief that the decision to exit the Florida market, together with the actions which the Company began to take in the spring of 1996 and the implementation of its revised business strategy, has begun to contribute, and should continue to contribute, toward improved operating results.

     Other strategic measures being undertaken by the Company include: (i) continual evaluation of Pueblo store formats relative to the markets they serve for potential future conversions to Xtra stores; (ii) continued conversion of its remaining Pueblo Video Clubs to Blockbuster outlets and (iii) other interior store changes to increase customer traffic, such as in-store banking and in-store fast food restaurants for select locations. The Company believes that these strategic measures will be an effective means of improving sales by increasing customer traffic in its supermarkets. See "Business -- Business Strategy."


     In connection with the strategic initiatives begun in January 1996 the Company has incurred a number of charges and other items that have adversely affected the Company's operating profit, including the following items which aggregated $31.9 million in fiscal 1996 and $12.3 million in fiscal 1997. The Company recorded charges of approximately $25.8 million in fiscal 1996 and $4.2 million in fiscal 1997 as a result of the Company's exit from the Florida market, and a charge of $2.2 million in fiscal 1996 as a result of the Company's restructuring of its Puerto Rico operations. See Note 2 of Notes to Consolidated Financial Statements. Other items which adversely affected the Company's operating profit and were related to the implementation of the Company's strategic initiatives included the following, which aggregated $3.9 million in fiscal 1996 and $8.1 million in fiscal 1997. In fiscal 1996, an adjustment to the net realizable value of certain non-operating real property in Puerto Rico caused a charge of $3.9 million. In addition, in fiscal 1997, the elimination of 440 store employees resulted in a charge of approximately $1.1 million in severance costs and the closing of two Puerto Rico stores resulted in a $2.9 million charge.


     In addition, the Company established reserves totalling $5.3 million during fiscal years 1994 through 1997, including $3.1 million and $1.2 million in fiscal years 1996 and 1997 relating to the costs, including legal fees, associated with the recently settled Premium Sales litigation described under "Business -- Legal Proceedings."

     The Company has no operations of its own, and its only assets are its equity interest in Pueblo and intercompany notes issued to the Company by its subsidiaries in connection with its investment of the net proceeds of the Existing Notes and the Notes. The Company has no source of cash to meet its obligations, including its obligations under the Existing Notes and the Notes, other than payments by its subsidiaries on such intercompany notes, which are restricted and effectively subordinated to Pueblo's obligations under the New Bank Credit Agreement, and dividends from its subsidiaries. The New Bank Credit Agreement contains an exception to the restriction on the payment of dividends which provides that so long as no Default or Event of Default exists, or would exist as a result thereof, Pueblo is permitted to pay cash dividends to the Company in an aggregate amount necessary to pay interest on the Notes then due and payable in accordance with the terms thereof.

RESULTS OF OPERATIONS

  Adjustments for Florida Closing

     In fiscal 1996, the Company determined to discontinue its retail operations in Florida. The effective date of the Florida closing was December 30, 1995. All eight of the Xtra stores in Florida were closed in the first quarter of fiscal 1997. The following table presents selected comparative operating data of the Company for the three fiscal years ended January 25, 1997 after excluding the Florida retail division (the "Continuing Business"):

                                                       YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                       JANUARY 28,     JANUARY 27,     JANUARY 25,
                                                          1995            1996            1997
                                                       -----------     -----------     -----------
    SELECTED OPERATING RESULTS OF THE PUERTO RICO AND
      U.S. VIRGIN ISLANDS OPERATIONS: (dollars in
      thousands)
    Net sales........................................   $ 979,110       $ 985,711      $ 1,013,363
    Gross profit.....................................     250,810         259,508          259,291
    Selling, general and administrative expense......     186,861         201,402          208,900
    EBITDA(1)(as defined)............................      63,949          58,106           50,391
    Depreciation and amortization....................      38,418          39,075           41,128
    Operating profit.................................      25,531          16,748            9,263
    SELECTED OPERATING RESULTS OF THE PUERTO RICO AND
      U.S. VIRGIN ISLANDS OPERATIONS: (as a
      percentage of sales)
    Gross profit.....................................        25.6%           26.3%            25.6%
    Selling, general and administrative expenses.....        19.1            20.4             20.6
    EBITDA(1)(as defined)............................         6.5             5.9              5.0
    Operating profit.................................         2.6             1.7              0.9

---------------

(1) EBITDA (as defined) represents income (loss) before interest, income taxes, sundry, depreciation and amortization and division closure and corporate restructuring charges. EBITDA (as defined) is not intended to represent cash flow from operations as defined by generally accepted accounting principles and should not be considered as an alternative to net income (loss) as an indication of the Company's operating performance or to cash flows as a measure of liquidity. EBITDA (as defined) is included as it is the basis upon which the Company assesses its financial performance.


  Fiscal 1997 vs. Fiscal 1996

     As of January 25, 1997, the Company operated a total of 50 supermarkets and 27 Blockbuster locations in Puerto Rico and the U.S. Virgin Islands. During fiscal 1997, the Company closed all eight of its Xtra stores and its distribution facility in Florida as part of the disposal of the Company's Florida retail operations. For further details of the Florida closing, see Note 2 to Notes to Consolidated Financial Statements. In addition, in fiscal 1997, the Company closed two underperforming Xtra stores in Puerto Rico, converted five Pueblo stores to Xtra stores in Puerto Rico, and converted four Pueblo Video Clubs into in-store Blockbuster outlets in Puerto Rico.

     Fiscal 1997 net sales decreased by $125.3 million or 10.9% from $1,145.4 million in the prior year to $1,020.1 million. A primary factor in the overall sales reduction was the closing of the Florida retail operations, which had sales of $6.7 million and $159.7 million in fiscal 1997 and fiscal 1996, respectively. Net sales from the Continuing Business increased by $27.7 million or 2.8% in fiscal 1997 over fiscal 1996. Of this increase, 83% was attributable to supermarket sales and 17% was attributable to Blockbuster operations. In fiscal 1997, same store sales, or sales for stores open in comparable 52-week periods for the Continuing Business, decreased by $13.3 million or 1.4%, as compared to a same store sales decline for the Continuing Business of $22.9 million or 2.4% in fiscal 1996. This decline reflected a same store sales decrease for the year of $21.6 million or 2.6% in the Company's Puerto Rico supermarket operations (which represent approximately 87.5% of the Company's total sales) as competition continued to adversely affect the operating division's sales performance. However, the Company's Puerto Rico supermarket operations experienced an increase in same store sales of $6.9 million or 3.4% in the fourth quarter of fiscal 1997 compared to the fourth quarter of fiscal 1996. U.S. Virgin Islands supermarket operations experienced a same store sales increase for fiscal 1997 of $5.3 million or 7.0%. Blockbuster operations experienced a same store sales increase for fiscal 1997 of $3.0 million or 10.5%.

     Gross profit margin in fiscal 1997, as a percentage of sales, was 25.5% or 0.4% below the 25.9% in the prior year. Gross margin for the Continuing Business decreased 0.7% from 26.3% in fiscal 1996 to 25.6% in fiscal 1997. The primary factor in this decline was the 4.7% decline in the meat department gross margin from the prior year in the Puerto Rico supermarkets. The decline in meat margins was principally the result of a reduction in prices due, in part, to competition, partially offset by a reduction in shrinkage in the meat department. The decrease in gross margin was partially offset by improved margins in the Blockbuster operations.

     Selling, general and administrative expenses decreased from the prior year amount of $240.2 million to $213.5 million, or 11.1%, primarily as a result of the closing of the Florida operations. Selling, general and administrative expenses, as a percentage of sales, was 20.9% in fiscal 1997, which was comparable to that of fiscal 1996. Selling, general and administrative expenses from the Continuing Business increased from $201.4 million to $208.9 million, or as a percentage of sales, increased 0.2% from 20.4% in fiscal 1996 to 20.6% in fiscal 1997. Major factors contributing to the increase were (a) a $2.9 million charge for the closing of two Xtra stores in Puerto Rico, (b) a $2.7 million increase in advertising expenditures for the Continuing Business, (c) $1.9 million in consulting fees arising from an ongoing project to improve supermarket operations in Puerto Rico and (d) $1.1 million in severance costs recorded in connection with the elimination of 440 store employees in Puerto Rico.

     Depreciation and amortization decreased $2.6 million from $43.7 million in fiscal 1996 to $41.1 million in fiscal 1997, primarily as a result of the closing of the Florida operations. Depreciation and amortization from the Continuing Business increased $2.0 million from $39.1 million in fiscal 1996 to $41.1 million in fiscal 1997. The increase was due mainly to the full year of depreciation on fiscal 1996 capital expenditures of $21.8 million. In addition, the Company recorded an additional $600,000 in depreciation related to a change in estimated life of its shopping carts. Interest expense, net of interest and investment income, of $30.1 million decreased by $3.2 million, or 9.5%, as compared to fiscal 1996. This decrease is primarily due to a reduction in interest on capital lease obligations resulting from the Florida closing combined with lower interest rates and principal amortization on the term loans under the Old Bank Credit Agreement, partially offset by increased short-term borrowing during fiscal 1997.


     In fiscal 1996, the Company recorded a charge of $25.8 million due to the loss from the closing of the Florida operations. In addition, the Company recorded $4.2 million in charges in fiscal 1997 to write down assets from the Florida operations in order to reflect a revised estimate of the fair value of the remaining properties held for sale.



     In fiscal 1996, the assets relating to the Florida retail operations were written down to their estimated net realizable value of $26.0 million. During fiscal 1997, as part of the Florida closing, the Company sold two Xtra stores and certain store equipment for $11.8 million. In addition, the Company recorded $4.2 million in charges to write down assets from the Florida operations in order to reflect a revised estimate of the fair value of the remaining properties held for sale. Furthermore, the Company decided to sell two owned real estate parcels in Puerto Rico with a book value of $3.8 million. Management estimates that the fair value of these assets exceeds their book value.



     The decrease in the income tax benefit of $9.1 million was primarily the result of the tax effects of the $25.8 million charge for the Florida disposal that was recorded in fiscal 1996.



     Results for fiscal 1997 were a net loss of $19.6 million, as compared to a net loss of $29.8 million for fiscal 1996.


  Fiscal 1996 vs. Fiscal 1995

     As of January 27, 1996, the Company operated 60 supermarkets and 22 Blockbuster locations throughout Puerto Rico, the U.S. Virgin Islands and Florida. During fiscal 1996, the Company closed one small Pueblo store and opened three new Xtra stores in Puerto Rico. In addition, the Company opened one new Pueblo store, which it purchased from a competitor, in the U.S. Virgin Islands.

     Net sales decreased by $21.6 million, or 1.8%, in comparison to the prior year. Sales of approximately $12.5 million related to Florida retail operations subsequent to December 30, 1995 (the effective date of closing for accounting purposes) are included in division closure and corporate restructuring charges in the consolidated statement of operations for fiscal 1996. Additionally, sales derived from fiscal 1996 new store openings were $18.2 million. Same store sales, or sales for stores open in comparable 52-week periods, decreased by $37.3 million or 3.3%. This reflects the effects of increased competition as same store sales decreases were experienced in all supermarket operating divisions. The Puerto Rico supermarket operations, the major contributor to total company sales (with approximately 77.0% of the total), reflected a same store sales decrease for the year of $23.9 million or 2.8%. The effects of competitors' new store openings in the U.S. Virgin Islands were fully cycled during the fourth quarter of fiscal 1996 as indicated by a same store sales increase of $0.7 million or 3.8% in the U.S. Virgin Islands for the 12-week period ended January 27, 1996, although such same store sales decreased $2.6 million or 3.3% for the entire fiscal year. Fiscal 1996 Blockbuster video operations experienced a same store sales increase of $3.5 million or 14.0% over the prior year.


     Although the Company's operations in the U.S. Virgin Islands were hindered by Hurricane Marilyn, there were no material net losses in property due to the adequacy of insurance coverage maintained by the Company. Most stores were re-opened (with temporary repairs) within a few days of being hit by the hurricane to ensure that residents could get the necessary food and supplies.

     Gross profit margin, as a percentage of sales, was 0.6% greater than that of the prior year primarily due to a reduction in retail shrink and selective price increases.

     Selling, general and administrative expenses, as a percentage of sales, increased by 1.3% for fiscal 1996 principally due to higher direct store selling expenses. Major factors contributing to the increase were (a) higher labor costs partly caused by selected increases in customer service levels in Puerto Rico as well as costs associated with the implementation of the frequent shopping program in Florida through December 30, 1995, the effective closing date of the Florida operating division, (b) increased advertising and legal costs, (c) higher repairs and maintenance combined with the fixed nature of certain store expenses such as rent and utilities and (d) an adjustment to net realizable value for certain non-operating property in Puerto Rico in the amount of $3.9 million.

     Depreciation and amortization for fiscal 1996 was comparable to that of fiscal 1995.

     Interest expense of $33.3 million, net of interest and investment income, increased by $1.2 million, or 3.7%, primarily due to bank financing fees incurred during the fiscal year.


     During fiscal 1996, the Company recorded charges of $28.0 million. These charges included the following: (i) a reduction of assets relating to the Florida retail operations to their estimated net realizable value of $12.6 million; (ii) the recognition of net future lease obligations relating to the Florida retail operations of $7.1 million; (iii) employee termination benefits relating to the Florida retail operations of $1.7 million; (iv) other costs relating to the disposal of the Florida retail operations of $4.4 million; and
(v) costs of $2.2 million relating to the restructuring of certain Puerto Rico operating functions. See Note 2 of Notes to Consolidated Financial Statements.


     During fiscal 1996, the Company reclassified $26.0 million into assets held for sale from property, plant and equipment. This represented management's estimated fair value of the remaining properties (four Xtra stores at $25.5 million and equipment of $0.5 million) held for sale due to the closing of the Florida retail operations.


     The increase in the income tax benefit of $13.8 million was primarily the result of the tax effects of the Florida closing, the majority of which is deferred.



     Net results for fiscal 1996 reflect a net loss of $29.8 million as compared to a net loss of $4.6 million for fiscal 1995.

LIQUIDITY AND CAPITAL RESOURCES

     Liquidity for the Company's operational needs has historically been provided by cash flow from operations, along with funds available under the Old Bank Credit Agreement. The Company believes that the consummation of the Refinancing Plan has enhanced the Company's liquidity resources.

     Cash provided by operating activities was $14.8 million, $24.1 million and $27.8 million in fiscal 1997, fiscal 1996 and fiscal 1995, respectively. The major factor contributing to the reduction in net cash provided by operating activities for fiscal 1997 was net cash outlays totaling $17.0 million related to the Florida closing (excluding proceeds from the sale of certain fixed assets from the Florida retail operations).

     Net cash used in investing activities was $1.4 million, $21.8 million, and $15.7 million in fiscal years 1997, 1996, and 1995, respectively. The $20.4 million reduction in cash used in investing activities pertains primarily to $11.8 million received in fiscal 1997 for the sale of two Xtra stores and certain store equipment in Florida as part of the Florida closing, coupled with a net $7.4 million reduction in expenditures from the capital program. Total capital expenditures, net of proceeds from disposals, were $14.4 million, $21.8 million, and $15.7 million during fiscal years 1997, 1996, and 1995, respectively.


     Working capital during fiscal 1997 decreased $27.6 million from a deficit of $28.6 million at the end of fiscal 1996 to a deficit of $56.2 million at the end of fiscal 1997. A decrease in assets held for sale and deferred income taxes, and the inclusion of notes payable to a related party in current liabilities, contributed to the decrease in working capital.


     As of January 25, 1997 the Company had borrowings outstanding under the Old Bank Credit Agreement consisting of $63.0 million in term loans and $16.0 million in revolving loans. The Company amended the Old Bank Credit Agreement as of January 25, 1997 to increase the revolving facility by $10.0 million and to amend certain restrictive covenants in order to permit the Company to maintain its compliance with such covenants. The outstanding indebtedness under the Old Bank Credit Agreement was repaid pursuant to the Refinancing Plan. In connection with the Offering, Pueblo entered into the New Bank Credit Agreement which was provided for a $65.0 million revolving credit facility and less restrictive covenants compared to the Old Bank Credit Agreement. After the issuance of standby letters of credit in the amount of $23.3 million, Pueblo has borrowing availability on a revolving basis of $41.7 million under the New Bank Credit Agreement. See "Description of New Bank Credit Agreement". The Company believes that the completion of the Refinancing Plan has provided it with extended debt maturities, increased liquidity and less restrictive financial covenants, which will give it increased operating and financial flexibility.

     Outstanding borrowings with a governmental agency of Puerto Rico from the issuance of industrial revenue bonds were $17.5 million as of January 25, 1997, including $7.5 million of principal payments due in the current fiscal year. Management anticipates that the principal payments due will be financed by operations.

     The Company's general liability and certain of its workers compensation insurance programs are self-insured. The Company maintains insurance coverage for claims in excess of $250,000. The current portion of the reserve, representing amounts expected to be paid in the next fiscal year, is $6.7 million as of January 25, 1997 and is anticipated to be funded with cash provided by operating activities.

     Capital expenditures for fiscal 1998 are expected to be approximately $11.1 million. This capital program, which is subject to continuing change and review, includes the conversion of ten Pueblo Video Clubs to in-store Blockbuster outlets, the opening of three new Blockbuster stores and the remodeling of certain existing locations.

     Since the Acquisition, Holdings and its affiliates have supplemented the Company's capital resources. In April 1996, the Company received a contribution of $5.0 million from Holdings, which it used to reduce amounts outstanding under the Old Bank Credit Agreement. In addition, on October 18, 1996, Holdings provided $10.0 million in additional funds to the Company in return for a non-interest bearing redeemable note payable to a related party. This $10.0 million in additional funds was used to reduce amounts outstanding under the Old Bank Credit Agreement. Concurrent with the Offering, the Company satisfied this indebtedness by transferring its interest in two real estate properties from its discontinued Florida operations to Holdings. The Company believes its interest in these properties had a fair market value of no more than $10.0 million.

     The Company believes that the facilities provided by the New Bank Credit Agreement, together with cash flow from operations, will be adequate for its liquidity and capital resource needs, including the debt service requirements on the Existing Notes and the Notes. However, the Company's ability to generate adequate cash flow from operations will depend on its future operating performance and financial results, which will be subject to successful implementation of its business strategy as well as economic, financial, competitive and other factors beyond its control. In the event that the Company is unable to generate adequate cash flow, there is no assurance that Holdings or any of its affiliates would be willing to provide additional capital or liquidity resources to the Company.

                               THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

     Pursuant to the Registration Rights Agreement between the Company and the Initial Purchasers, the Company has agreed to (i) file on or prior to the 30th calendar day following April 29, 1997 ("the Closing Date") a registration statement with respect to a registered offer to exchange the Initial Notes for a new issue of debt securities of the Company to be issued under the Indenture in the same aggregate principal amount as and with terms that will be identical in all respects to the Initial Notes (except that the Exchange Notes will not contain terms with respect to certain transfer restrictions, registration rights and penalty interest provisions); (ii) use its best efforts to cause such registration statement to be declared effective under the Securities Act on or prior to 90th calendar day following the Closing Date and (iii) use its best efforts to consummate the Exchange Offer on or prior to the 120th calendar day following the Closing Date. In the event that applicable law or interpretations of the staff of the Commission do not permit the Company to effect the Exchange Offer, or for any reason the Exchange Offer is not consummated within 120 days of the Closing Date, or in certain other circumstances, the Company will use its best efforts to cause to become effective the Shelf Registration Statement with respect to the resale of the Initial Notes and to keep the Shelf Registration Statement effective until two years after the original issuance of the Initial Notes. The interest rate on the Initial Notes is subject to increase under certain circumstances if the Company is not in compliance with its obligations under the Registration Rights Agreement. See "Initial Notes Registration Rights."

     Each holder of the Initial Notes who wishes to exchange such Initial Notes for Exchange Notes in the Exchange Offer will be required to make certain representations, including representations that (i) any Exchange Notes to be received by it will be acquired in the ordinary course of its business, (ii) it has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes and (iii) it is not an "affiliate," as defined in Rule 405 of the Securities Act, of the Company or, if it is an affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable. See "Initial Notes Registration Rights."

RESALE OF EXCHANGE NOTES

     The Company is making the Exchange Offer in reliance on the position of the staff of the Commission as set forth in certain no-action letters addressed to other parties in other transactions. However, the Company has not sought its own no-action letter and there can be no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Offer as in such other circumstances. Based upon these interpretations by the staff of the Commission, the Company believes that Exchange Notes issued pursuant to this Exchange Offer in exchange for Initial Notes may be offered for resale, resold and otherwise transferred by a holder thereof other than (i) a broker-dealer who purchased such Initial Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person that is an "affiliate" (as defined in Rule 405 of the Securities Act) of the Company without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business and that such holder is not participating, and has no arrangement or understanding with any person to participate, in the distribution of such Exchange Notes. Holders of Initial Notes accepting the Exchange Offer will represent to the Company in the Letter of Transmittal that such conditions have been met. Any holder who participates in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes may not rely on the position of the staff of the Commission as set forth in these no-action letters and would have to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction.

     Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it acquired the Initial Notes as a result of market-making activities or other trading activities and will deliver a prospectus in connection with any resale of such Exchange Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Initial Notes where such Initial Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Letter of Transmittal states that by acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" with in the meaning of the Securities Act. The Company intends for a period of 180 days after the Expiration Date, to make this Prospectus available to broker-dealers for use in connection with any such resale. See "Plan of Distribution".

     Except as aforesaid, this Prospectus may not be used for an offer to resell, resale or other retransfer of Exchange Notes.

     The Exchange Offer is not being made to, nor will the Company accept tenders for exchange from, holders of Initial Notes in any jurisdiction in which the Exchange Offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.

TERMS OF THE EXCHANGE OFFER

     Upon the terms and subject to the conditions of the Exchange Offer, the Company will, unless such Initial Notes are withdrawn in accordance with the withdrawal rights specified in "--Withdrawal of Tenders" below, accept any and all Initial Notes validly tendered prior to 5:00 p.m. New York City time, on the Expiration Date. The date of acceptance for exchange of the Old Notes, and consummation of the Exchange Offer, is the Exchange Date, which will be the first business day following the Expiration Date. The Company will issue, on or promptly after the Exchange Date, an aggregate principal amount of up to $85,000,000 of Exchange Notes in exchange for a like principal amount of outstanding Initial Notes tendered and accepted in connection with the Exchange Offer. The Exchange Notes issued in connection with the Exchange Offer will be delivered on the earliest practicable date following the Exchange Date. Holders may tender some or all of their Initial Notes in connection with the Exchange Offer. However, Initial Notes may be tendered only in integral multiples of $1,000.

     The terms of the Exchange Notes are identical in all material respects to the terms of the Initial Notes, except that the Exchange Notes have been registered under the Securities Act and are issued free from any covenant regarding transfer restrictions, and except that if the Exchange Offer is not consummated, or a Shelf Registration Statement is not declared effective, by August 27, 1997, the interest rate borne by the Initial Notes will increase by 0.5% per annum until the Exchange Offer is consummated (up to a maximum amount of 1.50% per annum). The Exchange Notes will evidence the same debt as the Initial Notes and will be issued under and be entitled to the same benefits under the Indenture as the Initial Notes. As of the date of this Prospectus, $85,000,000 aggregate principal amount of the Initial Notes is outstanding.

     In connection with the issuance of the Initial Notes, the Company arranged for the Initial Notes originally purchased by qualified institutional buyers to be issued and transferable in book-entry form through the facilities of The Depository Trust Company ("DTC"), acting as depositary. Except as described in "Description of the Notes -- Book-Entry; Delivery and Form," the Exchange Notes will be issued in the form of a global note registered in the name of DTC or its nominee and each holder's interest therein will be transferable in book-entry form through DTC. See "Description of the Notes -- Book-Entry; Delivery and Form."

     Holders of Initial Notes do not have any appraisal or dissenters' rights in connection with the Exchange Offer. Initial Notes which are not tendered for exchange or are tendered but not accepted in connection with the Exchange Offer will remain outstanding and be entitled to the benefits of the Indenture, but, except for Initial Notes held by holders who are ineligible to tender, will not be entitled to any registration rights under the Registration Rights Agreement.

     The Company shall be deemed to have accepted validly tendered Initial Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders for the purposes of receiving the Exchange Notes from the Company.

     If any tendered Initial Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, certificates for any such unaccepted Initial Notes will be returned, without expense, to the tendering holder thereof as promptly as practicable after the Expiration Date.

     Holders who tender Initial Notes in connection with the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Initial Notes in connection with the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes described below, in connection with the Exchange Offer. See "-- Fees and Expenses."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

     The term "Expiration Date" shall mean 5:00 p.m., New York City time, on
               , 1997, unless extended by the Company in its sole discretion, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended.

     The Company reserves the right, in its sole discretion (i) to delay accepting any Initial Notes, to extend the Exchange Offer or to terminate the Exchange Offer and to refuse to accept Initial Notes not previously accepted, if any of the conditions set forth below under "-- Conditions to the Exchange Offer" shall not have been satisfied and shall not have been waived by the Company (if permitted to be waived by the Company) and (ii) to amend the terms of the Exchange Offer in any manner. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered holders of the Initial Notes, and the Company will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to the registered holders, if the Exchange Offer would otherwise expire during such five to ten business day period.

     If the Company determines to make a public announcement of any delay, extension, amendment or termination of the Exchange Offer, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

INTEREST ON THE EXCHANGE NOTES

     The Exchange Notes will bear interest at the rate of 9 1/2% per annum from April 29, 1997, the date of issuance of the Initial Notes that are tendered in exchange for the Exchange Notes (or the most recent interest payment date to which interest on such Notes has been paid or duly provided for). Accordingly, Holders of Initial Notes that are accepted for exchange will not receive interest on the Initial Notes that is accrued but unpaid at the time of tender, but such interest will be payable on the first interest payment date after the Expiration Date. Interest on the Exchange Notes will be payable semi-annually on February 1 and August 1 in each year, commencing August 1, 1997.

CONDITIONS TO THE EXCHANGE OFFER

     Notwithstanding any other term of the Exchange Offer, the Company will not be required to accept for exchange, or to exchange, any Initial Notes for any Exchange Notes, and may terminate or amend the Exchange Offer before the acceptance of any Initial Notes for exchange, if:

          (a) any action or proceeding is instituted or threatened in any court or by or before any governmental agency relating to the Exchange Offer which, in the Company's reasonable good faith judgment, would be expected to impair the ability of the Company to proceed with the Exchange Offer; or

          (b) any law, statute, rule or regulation is adopted or enacted, or any existing law, statute, rule or regulation is interpreted by the Commission or its staff, which in the Company's reasonable good faith judgment, would be expected to impair the ability of the Company to proceed with the Exchange Offer.

     If the Company determines in its reasonable good faith judgment that any of the foregoing conditions exist, the Company may (i) refuse to accept any Initial Notes and return all tendered Initial Notes to the tendering holders, (ii) extend the Exchange Offer and retain all Initial Notes tendered prior to the expiration of the Exchange Offer, subject, however, to the rights of holders who tendered such Initial Notes to withdraw their tendered Initial Notes which have not been withdrawn. If such waiver constitutes a material change to the Exchange Offer, the Company will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the registered holders, and the Company will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the Exchange Offer would otherwise expire during such five to ten business days.

PROCEDURES FOR TENDERING

     Only a holder of record of Initial Notes may tender such Initial Notes in connection with the Exchange Offer. To tender in connection with the Exchange Offer, a holder must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal and mail or otherwise deliver such Letter of Transmittal or such facsimile, together with the Initial Notes (unless such tender is being effected pursuant to the procedure for book-entry transfer described below) and any other required documents, to the Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration Date.

     Any financial institution that is a participant in DTC's Book-Entry Transfer Facility system may make book-entry delivery of the Initial Notes by causing DTC to transfer such Initial Notes into the Exchange Agent's account in accordance with DTC's procedure for such transfer. Although delivery of Initial Notes may be effected through book-entry transfer into the Exchange Agent's Account at DTC, the Letter of Transmittal (or facsimile thereof), with any required signature guarantees and any other required documents, must, in any case other than as set forth in the following paragraph, be transmitted to and received or confirmed by the Exchange Agent at its addresses set forth under the caption "Exchange Agent," below, prior to 5:00 p.m., New York City time, on the Expiration Date.

     DTC's Automated Tender Offer Program ("ATOP") is the only method of processing exchange offers through DTC. To accept the Exchange Offer through ATOP, participants in DTC must send electronic instructions to DTC through DTC's communication system in place of sending a signed, hard copy of the Letter of Transmittal. DTC is obligated to communicate those electronic instructions to the Exchange Agent. To tender Old Certificates through ATOP, the electronic instructions sent to DTC and transmitted by DTC to the Exchange Agent must contain the character by which the participant acknowledges its receipt of and agrees to be bound by the Letter of Transmittal.

     The tender by a holder of Initial Notes will constitute an agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

     The method of delivery of Initial Notes and the Letter of Transmittal and all other required documents to the Exchange Agent is at the election and risk of the holders. Instead of delivery by mail, it is recommended that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the Exchange Agent before the Expiration Date. No Letter of Transmittal or Initial Notes should be sent to the Company. Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect the tenders for such holders.

     Any beneficial owner whose Initial Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivery of such owner's Initial Notes, either make appropriate arrangements to register ownership of the Initial Notes in such owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

     Signature on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an Eligible Institution (as defined below) unless the Initial Notes tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box entitled "Special Payment Instructions" or "Special Delivery Instructions" on the Letter of Transmittal, or (ii) for the account of an Eligible Institution. In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (an "Eligible Institution").

     If the Letter of Transmittal is signed by a person other than the registered holder of any Initial Notes listed therein, such Initial Notes must be endorsed by such registered holder or accompanied by a properly completed bond power, in each case signed or endorsed in blank by such registered holder as such registered holder's name appears on such Initial Notes.

     If the Letter of Transmittal or any Initial Notes or bond powers are signed or endorsed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the Company, evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance and withdrawal of tendered Initial Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Initial Notes not properly tendered or any Initial Notes whose acceptance by the Company would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the right to waive any defects, irregularities or conditions of tender as to any particular Initial Notes either before or after the Expiration Date. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Initial Notes must be cured within such time as the Company shall determine. Although the Company intends to request the Exchange Agent to notify holders of defects or irregularities with respect to tenders of Initial Notes, neither the Company, the Exchange Agent nor any other person shall have any duty or incur any liability for failure to give such notification. Tenders of Initial Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Initial Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering holders, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

     In addition, the Company reserves the right, as set forth above under the caption "-- Conditions to the Exchange Offer," to terminate the Exchange Offer.

     By tendering, each holder shall be deemed to represent to the Company that, among other things, the Exchange Notes acquired in connection with the Exchange Offer are being obtained in the ordinary course of business of the person receiving such Exchange Notes, whether or not such person is the holder, that neither the holder nor any such other person has an arrangement or understanding with any person to participate in the distribution of such Exchange Notes and that neither the holder nor any such other person is an "affiliate" (as defined in Rule 405 under the Securities Act) of the Company. If the holder is a broker-dealer which will receive Exchange Notes for its own account in exchange of Initial Notes, it shall be deemed to acknowledge that it acquired such Initial Notes as the result of market making activities or other trading activities and that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution."

GUARANTEED DELIVERY PROCEDURES

     Holders who wish to tender their Initial Notes and (i) whose Initial Notes are not immediately available, or (ii) who cannot deliver their Initial Notes, the Letter of Transmittal or any other required documents to the

Exchange Agent, or cannot complete the procedure for book-entry transfer, prior to the Expiration Date, may effect a tender of their Initial Notes if:

          (a) The tender is made through an Eligible Institution,

          (b) Prior to the Expiration Date, the Exchange Agent received from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder, the certificate number(s) of such Initial Notes and the principal amount of Initial Notes tendered, stating that the tender is being made thereby and guaranteeing that, within five business days after the Expiration Date the Letter of Transmittal (or facsimile thereof) together with the certificate(s) representing the Initial Notes to be tendered in proper form for transfer (or confirmation of a book-entry transfer into the Exchange Agent's account at DTC of Initial Notes delivered electronically) and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent, and

          (c) Such properly completed and executed Letter of Transmittal (or facsimile thereof) as well as the certificate(s) representing all tendered Initial Notes in proper from for transfer (or confirmation of a book-entry transfer into the Exchange Agent's account at DTC of Initial Notes delivered electronically) and all other documents required by the Letter of Transmittal are received by the Exchange Agent within five business days after the Expiration Date.

WITHDRAWAL OF TENDERS

     Except as otherwise provided herein, tenders of Initial Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

     To withdraw a tender of Initial Notes in connection with the Exchange Offer, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person who deposited the Initial Notes to be withdrawn (the "Depositor"), (ii) identify the Initial Notes to be withdrawn (including the certificate number or numbers and principal amount of such Initial Notes),
(ii) be signed by the Depositor in the same manner as the original signature on the Letter of Transmittal by which such Initial Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Trustee (as hereinafter defined) register the transfer of such Initial Notes into the name of the person withdrawing the tender, and (iv) specify the name in which any such Initial Notes are to be registered, if different from that of the Depositor. All questions as to the validity, form and eligibility (including time of receipt) of such withdrawal notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Initial Notes so withdrawn will be deemed not be have been validly tendered for purposes of the Exchange Offer and no Exchange Notes will be issued with respect thereto unless the Initial Notes so withdrawn are validly re-tendered. Any Initial Notes which have been tendered but which are not accepted for exchange or which are withdrawn will be returned to the holder thereof without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Initial Notes may be retendered by following one of the procedures described above under the caption "-- Procedures for Tendering" at any time prior to the Expiration Date.

EXCHANGE AGENT

     Unites States Trust Company of New York has been appointed as Exchange Agent in connection with the Exchange Offer. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal should be directed to the Exchange Agent, at its offices at 114 West 47th Street, New York, New York 10036-1532. The Exchange Agent's telephone number is (212) 852-1662 and facsimile number is (212) 852-1625.

FEES AND EXPENSES

     The Company will not make any payment to brokers, dealers or others soliciting acceptances of the Exchange Offer.

     The Company will pay certain other expenses to be incurred in connection with the Exchange Offer, including the fees and expenses of the Exchange Agent, accounting and certain legal fees.

     Holders who tender their Initial Notes for exchange will not be obligated to pay any transfer taxes in connection therewith. If, however, Exchange Notes are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the Exchange Notes tendered, or if tendered Initial Notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of Initial Notes in connection with the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendered holder.

CONSEQUENCES OF FAILURE TO EXCHANGE

     Issuance of the Exchange Notes in exchange for the Initial Notes pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of such Initial Notes, a properly completed and duly executed Letter of Transmittal and all other required documents. Therefore, holders of the Initial Notes desiring to tender such Initial Notes in exchange for Exchange Notes should allow sufficient time to ensure timely delivery. The Company is under no duty to give notification of defects or irregularities with respect to tenders of Initial Notes for exchange. Initial Notes that are not tendered or that are tendered but not accepted by the Company for exchange will, following consummation of the Exchange Offer, continue to be subject to the existing restrictions upon transfer thereof under the Securities Act and, upon consummation of the Exchange Offer, certain registration rights under the Registration Rights Agreement will terminate.

     In the event the Exchange Offer is consummated, the Company will not be required to register any remaining Initial Notes except as provided in the Registration Rights Agreement. Any remaining Initial Notes will continue to be subject to the following restrictions on transfer: (i) such Initial Notes may be resold only if registered pursuant to the Securities Act, if any exemption from registration is available thereunder, or if neither such registration nor such exemption is required by law, and (ii) such Initial Notes will bear a legend restricting transfer in the absence of registration or an exemption therefrom.

                                    BUSINESS


     The Company is the largest supermarket chain and video rental operator in Puerto Rico and the U.S. Virgin Islands. The Company believes it has developed significant name recognition, strong customer loyalty and leading market shares due to the superior quality and large size of its stores, the breadth and price competitiveness of its product offerings and its extensive market coverage in prime locations. The Company currently operates 44 supermarkets in Puerto Rico and six supermarkets in the U.S. Virgin Islands. The Company also currently operates 33 Blockbuster locations in Puerto Rico and two Blockbuster locations in the U.S. Virgin Islands as the exclusive Blockbuster franchisee for Puerto Rico and the U.S. Virgin Islands. In fiscal 1997, the Company generated revenues of $1,020.1 million and, on a pro forma basis, EBITDA (as defined) of $50.4 million.


BUSINESS STRATEGY

     The Company has developed and is implementing a strategy designed to increase sales through both higher comparable store performance and selected new store expansion, and to increase gross profit and operating margins through improved operating, purchasing and merchandising practices. The components of this strategy have been designed to build upon the following competitive strengths of the Company:

     - Leading Market Positions: The Company is the largest supermarket chain and video rental operator in Puerto Rico and in the U.S. Virgin Islands. The Company has a grocery retailing market share in Puerto Rico of approximately 29%, which is larger than that of its three largest competitors combined. The Company's grocery retailing market share in the U.S. Virgin Islands is estimated to be approximately 50%, compared to less than 20% for its nearest competitor. The Company's Blockbuster operations are currently the only major video chain operations in Puerto Rico and the U.S. Virgin Islands.

     - Modern, Renovated Stores in Prime Locations: The Company's supermarkets are among the most modern in their markets, with more than 70% of its stores having been built or remodelled within the past five years. In addition, as a result of its early entrance into the supermarket industry in Puerto Rico, the Company's stores are generally located within high traffic shopping centers in Puerto Rico's major population centers and are frequently anchor tenants in these shopping centers. These sites are difficult for competitors to replicate.

     - Reputation for Quality, Variety and Service: The Company has built a strong consumer franchise through the consistent introduction of innovative marketing and services, beginning with the opening in 1955 of United States mainland-style, large, modern supermarkets. The Company believes that its supermarkets offer superior value by emphasizing an extensive selection of high quality items, excellent customer service, a large variety of specialty departments and competitive prices. The Company believes that, compared with its competitors, it carries a wider selection of items and a more extensive array of specialty departments, including quality meat, deli, produce, seafood and bakery. The Company's supermarkets also make available a large selection of complementary services, such as Blockbuster video outlets, retail bank branches, automatic teller machines ("ATMs") and cellular phone sale kiosks, in many of their locations.

     - Substantial Purchasing and Distribution Leverage: As the largest supermarket operator in its markets and one of the largest cargo importers into Puerto Rico, the Company has substantial purchasing advantages over its competitors. The Company also owns and operates a 300,000 sq. ft. full-service warehouse and distribution facility, with both refrigerated and freezer capacity, which is the only such facility in Puerto Rico. The Company's large warehouse allows it to leverage its purchasing power for volume discounts and to ensure efficient and consistent inventory stocking throughout its store locations.

     The components of the Company's business strategy, designed to build upon the Company's competitive strengths, consist of the following:

  Increase Sales


     - Increase Store Traffic by Creating Destination Centers: The Company seeks to increase store traffic by creating destination centers through the expansion of the variety of brand-name retail outlets available within many of the Company's supermarkets. The Company currently has 12 in-store Blockbuster outlets, leases in-store space to several retail consumer banks for full service banking and ATMs and to cellular phone service providers, and has initiated a program to lease out space for in-store Burger King restaurants, the first of which opened in June 1997. The Company believes that its supermarkets in Puerto Rico, which average approximately 40,295 gross sq. ft., are better suited for such multi-use formats than the generally smaller grocery stores with which the Company competes. In addition, the Company is reviewing opportunities to cross-market other consumer products and services in its stores.


     - Enhance the Company's Price/Value Image: Based on recent market surveys, the Company believes that its pricing is generally comparable to or lower than its major competitors and that opportunities exist to improve customers' perceptions of the Company's price competitiveness. In fiscal 1997, the Company implemented a strategy of increased advertising in Puerto Rico which emphasized its price competitiveness, particularly for high volume products which influence consumers' perception of its value image. The Company believes this contributed to the fourth quarter fiscal 1997 increase in same store sales in Puerto Rico compared to the prior year and intends to continue to purchase a greater share of local television, radio and print advertising than its competitors in order to promote this image. The use of the Xtra store format also has been successful in influencing customers' "everyday low price" perceptions of the Company. The Company converted five Pueblo stores to the Xtra format in fiscal 1997 and intends primarily to use this format to promote its value image when it expands into new markets.


     - Expand Blockbuster Video Operations: The Company has been significantly expanding its Blockbuster operations by converting its existing Pueblo Video Clubs to Blockbuster outlets. In-store Blockbuster video outlets generate significantly greater revenues and profitability than Pueblo Video Club operations and have a positive impact on grocery store traffic. Twelve such conversions have been completed since October 1996 and eight more are planned by the end of fiscal 1998. Since the conversions are located in existing grocery stores, capital expenditures and operating costs are significantly lower compared to new free standing Blockbuster stores. In addition, the Company intends to open three free-standing Blockbuster stores in fiscal 1998 and to examine further opportunities to expand the number of free-standing Blockbuster stores it operates.


     - Targeted Supermarket Expansion: The Company intends selectively to develop new supermarkets in attractive targeted markets, particularly in the interior of Puerto Rico. Management believes these locations provide a less competitive environment with lower initial capital requirements and potentially higher profit margins.

  Increase Gross Profit and Operating Margins

     - Increase Store Level Productivity and Reduce Labor Costs: The Company has implemented numerous measures to enhance productivity and reduce labor costs. For example, the Company has changed work scheduling practices in order better to match staffing levels to customer shopping patterns. In addition, the Company has formed management teams which are in the process of training store employees and management to implement new store operating procedures which are designed to create more efficient work schedules and to reduce store-room inventories, spoilage and the handling of products. Such changes enabled the Company to eliminate 440 store employees in January 1997, reducing annual labor costs by approximately $9.0 million. The Company also expects to generate additional labor-related cost savings over time by increasing the percentage of work performed by part-time employees.

     - Capitalize on Procurement and Distribution Capabilities: As the largest buyer of grocery items in Puerto Rico and one of the largest cargo importers into Puerto Rico, the Company believes it has many opportunities to improve gross margins through improved buying and transportation practices. The Company currently buys approximately 45% of its total dollar volume of product purchases directly from manufacturers and is seeking to increase this percentage to reduce costs and to obtain superior payment terms. Moreover, the Company is renegotiating existing direct buying arrangements with certain manufacturers for the same purpose and will also seek to increase utilization of its excess warehouse capacity to take advantage of bulk purchase discounts.

     - Initiate Category Management System; Expand Private Label: The Company is implementing a category management system designed to combine traditional buying, reordering and pricing functions under the leadership of corporate level category merchandisers. The Company believes that such a system will improve sales, optimize inventory levels, reduce purchase costs and thereby enhance gross profit and operating profit margins. In addition, the Company intends to continue to expand its sales of profitable Food Club private label products to price conscious consumers through its arrangement with Topco. The Company also intends to develop its own private label products aimed at price points below the Topco products.

     - Enhance Management and Implement Management Incentive Programs: The Company intends to maintain an on-going program to recruit senior managers trained in United States mainland supermarket retailing practices for strategic positions throughout its operations. Additionally, the Company has established performance-based compensation programs to align employees' interests with the implementation of the Company's revised business strategy.

OPERATIONS

  Supermarket Industry Overview

     The top three chains in the retail grocery industry in Puerto Rico account for approximately one-half of total industry sales, with the remainder divided among smaller chains and numerous independent operations. Total supermarket chain sales in calendar year 1996 were approximately $3.1 billion, a significant portion of which was attributable to the more densely populated greater San Juan metropolitan area, where the larger chains are concentrated. The grocery industry in less populated parts of the island is characterized by smaller family-run operations with limited selection and less competitive prices. No major U.S. supermarket chains have established operations in the Puerto Rico grocery market, although a number of national general merchandise chains have significant Puerto Rican operations. National warehouse clubs and mass merchandisers, which have entered the Puerto Rico and U.S. Virgin Islands markets since 1990 offering various bulk grocery and general merchandise items, have increased pricing pressures on grocery retailers including the Company.

  Puerto Rico

     The Company operates two complementary supermarket formats: conventional Pueblo supermarkets which emphasize service, variety and high quality products at competitive prices, and Xtra supermarkets which are typically larger stores emphasizing everyday low prices. In Puerto Rico, the Company currently operates 14 Pueblo stores and 30 Xtra stores and has a grocery retailing market share of approximately 29%. In addition, the Company estimates that it has a 34% market share in the greater San Juan metropolitan area, the most densely populated region of Puerto Rico, with more than onethird of the island's 3.7 million residents. In fiscal 1997 in Puerto Rico, Pueblo stores averaged approximately 28,286 gross sq. ft. and generated an average of approximately $828 of sales per selling sq. ft., while Xtra stores averaged approximately 45,900 gross sq. ft. and generated an average of approximately $681 of sales per selling sq. ft. Since the Acquisition, the Company has constructed five new Xtra stores, remodelled ten existing supermarkets and converted five Pueblo stores into Xtra stores in Puerto Rico.

  U.S. Virgin Islands

     In fiscal 1997, the six Pueblo stores in the U.S. Virgin Islands averaged 32,500 gross sq. ft. and generated an average of approximately $752 sales per selling sq. ft. The Company has an estimated U.S. Virgin Islands grocery retailing market share of approximately 50%. Since the Acquisition, the Company has added one new supermarket and remodeled five existing supermarkets in the U.S. Virgin Islands.

  Video Operations


     The Company has been the exclusive franchisee of Blockbuster locations in Puerto Rico since 1989 and in the U.S. Virgin Islands since 1993 and currently operates 35 Blockbuster locations in Puerto Rico and the U.S. Virgin Islands. In Puerto Rico, the Company operates 11 in-store Blockbuster outlets and 22 free standing Blockbuster stores, the majority of which are adjacent to its supermarkets. In the U.S. Virgin Islands, the Company operates one in-store Blockbuster outlet and one free standing Blockbuster store. The Company's free standing Blockbuster stores average approximately 6,000 gross sq. ft., while the Company's in-store Blockbuster outlets average approximately 4,200 gross sq. ft. In addition, the Company currently operates eight video outlets in its supermarkets under the name Pueblo Video Clubs, all of which it intends to convert into in-store Blockbuster outlets. In order to increase customer traffic in its supermarkets, the Company's typical in-store Blockbuster outlet has a separate entrance but its principal exit leads into the supermarket. In addition, the Company is able to take advantage of cross-marketing opportunities with its supermarket operations, including promotional video rental and merchandising offers.


     The Company's Blockbuster operations are currently the only major video chain operating in Puerto Rico and the U.S. Virgin Islands. Each location carries an average of approximately 10,000 tapes dedicated to video rental. Each location also offers for sale a selection of recorded and blank video tapes, accessories and snack food products. Since each Blockbuster location is typically larger than its competitors, it provides greater depth and breadth in selections. For promotions of its Blockbuster operations, the Company primarily utilizes print, radio, billboards and in-store signage, and also benefits from Blockbuster's television advertising. BEC also provides extensive product and support services to the Company. These include, among other things, site selection review, packaging of the initial rental inventory and providing computer hardware and software.

     The Company's successful development of the Blockbuster franchise has been the result of its ability to leverage its knowledge of Puerto Rico and existing market and retailing expertise. The Company's knowledge of real estate and its existing portfolio of desirable supermarket locations has enabled its Blockbuster division to obtain attractive, high traffic locations. The Company will continue to evaluate expansion opportunities on the U.S. Virgin Islands.

     The Company's Development Agreements with BEC provide for the Company's exclusive right to open Blockbuster locations in Puerto Rico and the U.S. Virgin Islands during the term of such agreements. The Development Agreements require the Company to open a certain number of Blockbuster locations in Puerto Rico by December 1999 and in the U.S. Virgin Islands by April 1997. In 1996, the Company amended its Development Agreements to allow the necessary flexibility to develop smaller store formats. Each Blockbuster location is subject to a Franchise Agreement with BEC that provides the right for such location to conduct Blockbuster operations for a 20 year period so long as the terms of such Franchise Agreement are complied with. The Company has fulfilled its development quota in each of the U.S. Virgin Islands and Puerto Rico and otherwise believes it is in full compliance with its obligations under the Development Agreements. The Company is currently in discussions with BEC to establish new development quotas. See "Risk Factors -- Risks to Blockbuster Development Strategy".

STORE COMPOSITION

     The Company currently has store locations in 23 of the 39 markets in Puerto Rico with populations of over 30,000 people. The Company believes there are targeted new store expansion opportunities in Puerto Rico, particularly in markets outside greater San Juan.

     Since the Acquisition, the Company has made capital expenditures of approximately $56.2 million in its supermarket operations in Puerto Rico and the U.S. Virgin Islands, including the opening of five new Xtra stores, the addition of one new Pueblo store, the remodelling of 15 existing stores and the conversion of five Pueblo stores into Xtra stores. In the same period, the Company has made capital expenditures totalling approximately $5.2 million in its Blockbuster operations. The history of store openings, closings and remodellings, beginning with fiscal 1993, is set forth in the table below:

                                                                      FISCAL YEAR
                                                        ----------------------------------------
                                                        1993     1994     1995     1996     1997
                                                        ----     ----     ----     ----     ----
    Stores in Operation:
      At beginning of year............................   65       74       76       79       82
      Stores opened:
         Supermarkets.................................    2        4        2        4       --
         Blockbuster video stores.....................    8        3        1       --        5
      Stores closed:
         Puerto Rico..................................    1        2       --        1        2
         Florida......................................   --        3       --       --        8
      At end of year..................................   74       76       79       82       77
                                                         ==       ==       ==       ==       ==
      Remodels and/or conversions.....................    8        8        6        1        9
      Store Composition at Year-End:
         Xtra superstores.............................   29       29       31       34       30
         Pueblo supermarkets..........................   26       26       26       26       20
         Blockbuster video stores(1)..................   19       21       22       22       27
      By location:
         Puerto Rico..................................   59       62       65       67       70
         Florida......................................   10        8        8        8       --
         U.S. Virgin Islands..........................    5        6        6        7        7

---------------

(1) Subsequent to fiscal 1997, the Company opened eight additional locations and currently operates a total of 35 Blockbuster locations.


SUPERMARKET PURCHASING AND DISTRIBUTION

     The Company's buying staff actively purchase products from distributors, as well as directly from the producer or manufacturer. The Company generally controls shipping from the point of purchase in an effort to reduce costs and control delivery times. The Company currently buys approximately 45% of its total dollar volume of product purchases directly from manufacturers and is seeking to increase this percentage to reduce costs and to obtain superior payment terms. Moreover, the Company is renegotiating existing direct buying arrangements with certain manufacturers for the same purpose and will also seek to increase utilization of its excess warehouse capacity to take advantage of bulk purchase discounts.

     The Company owns a 300,000 square foot full-line warehouse and distribution center in greater San Juan. The only facility of its type on the island with both refrigerated and freezer capacity, the San Juan warehouse has capacity to store approximately 1.5 million cases of assorted products, and acts as the Company's central distribution center for the island. The warehouse is equipped with a computerized tracking system which is fully integrated with the Company's purchasing, inventory management and shipping systems. This system enables the Company to make rapid procurement decisions, optimize inventory levels and increase labor productivity. In fiscal 1997, this facility provided approximately 59% of the goods (measured by purchase cost) supplied to the Company's stores in Puerto Rico.

SUPERMARKET MERCHANDISING

  General

     The Company's merchandising strategies, which are differentiated by division and store type, integrate one-stop shopping convenience, premium quality products, attractive pricing and effective advertising and promotions. At Pueblo supermarkets in Puerto Rico and the U.S. Virgin Islands, the Company's merchandising strategy focuses on offering premium quality products with attractive pricing, excellent selection, superior customer service and special buying opportunities. The Company's Xtra superstores combine the merchandising features of Pueblo supermarkets with everyday low prices. The Company reinforces its merchandising strategies with friendly and efficient service, effective promotional programs, in-store activities, and both brand name and high quality private label product offerings.

  Product Offerings

     With approximately 23,000 stock keeping units ("SKU"), management believes the Company's Pueblo and Xtra stores offer the greatest product variety within their market areas, as its competitors generally lack the sales volume, store size and procurement efficiencies to stock and merchandise the wide variety of products and services offered by the Company. The Company believes that the convenience and quality of its specialty department products contribute to customer satisfaction.

     The following table sets forth the mix of products sold in the Company's supermarkets for the fiscal years indicated:

        PERCENTAGE OF NET SALES BY PRODUCT CATEGORY -- TOTAL SUPERMARKET
                   OPERATIONS (EXCLUDING FLORIDA OPERATIONS)

                                                                     FISCAL YEAR ENDED
                                                        -------------------------------------------
                                                        JANUARY 28,     JANUARY 27,     JANUARY 25,
                                                           1995            1996            1997
                                                        -----------     -----------     -----------
    PRODUCT CATEGORY
    ------------------
    Grocery...........................................      46.2%           46.5%           46.9%
    Health/Beauty Care/General Merchandise............       5.8             6.3             6.2
    Dairy.............................................      15.9            16.1            16.4
    Meat/Seafood......................................      17.2            16.4            16.0
    Produce...........................................       9.8             9.4             9.3
    Deli/Bakery.......................................       4.4             4.6             4.5
    Video Club........................................       0.7             0.7             0.7
                                                           -----           -----           -----
              Total...................................     100.0%          100.0%          100.0%
                                                           =====           =====           =====

  Pricing

     As the largest grocery operator in its markets, the Company is able to take advantage of volume purchase discounts and shipping efficiencies in order to offer competitive pricing at its Pueblo supermarkets, as well as everyday low pricing at its Xtra superstores. Pueblo and Xtra supermarkets utilize weekly circulars to emphasize special offers. The Company's "Family Pack" program offers bulk sizes of high volume products typically priced equal to or lower than prices offered by warehouse club stores.

  Private Label

     An important element of Pueblo's reputation for high-quality and excellent value, and Xtra's reputation for everyday low prices, is the utilization of Food Club private label products through the Company's membership with Topco. Topco's private label program offers its members over 4,000 food and non-food items. Topco products are sold under the Food Club, World Classic, Top Frost, Top Crest, Top Care, Top

Fresh and Mega labels in the grocery, frozen food, dairy, fresh meat, poultry and health and beauty care departments. The high quality and attractive pricing of the Food Club program have made it widely accepted by the Company's customers as an alternative to national brands. Management estimates that approximately 17% of the Company's fiscal 1997 grocery item sales were of Topco products. Topco's private label program allows the Company to pass on substantial savings to customers, while maintaining a reputation for superior quality. The low cost of Topco products enables the Company to earn above average margins compared to national brands despite the lower prices offered to customers. The Company intends to continue to expand its sales of profitable Food Club private label products to price-conscious consumers through its arrangement with Topco. The Company also intends to develop its own private label products aimed at price points below the Topco products.

  Category Management

     The Company is currently in the process of implementing a category management system designed to combine traditional buying, reordering and pricing functions under the leadership of corporate level category merchandisers. The system will also allow the Company to assign direct profit management to the individuals responsible for a product category. The Company believes that such a system will improve sales, optimize inventory levels, reduce purchase costs and thereby enhance gross profit and operating profit margins. The Company anticipates completion of the program's implementation in fiscal 1998.

  Advertising and Promotion

     The Company primarily utilizes newspaper, radio, television and in-store advertising in both Puerto Rico and the U.S. Virgin Islands. The Company's grocery operations run multi-page newspaper inserts and page full-color shoppers. The Company advertises on television primarily through trailers on vendor sponsored advertisements. In fiscal 1997, the Company launched a major advertising campaign. This campaign presents both the Pueblo and Xtra format in a single advertisement promoting special offers at both store formats. This market strategy stresses the different store formats yet serves to reduce advertising costs.

     All advertising is created and designed through the Company's wholly-owned advertising agency, CaribAd (Adteam) ("Adteam"). Adteam, based in Puerto Rico, develops promotional programs for all of the Company's markets, thereby providing it with cost advantages over its competitors. In addition, Adteam has other clients in Puerto Rico, generating incremental income for the Company.

COMPETITION

     The grocery retailing business is highly competitive. Competition is based primarily on price, quality of goods and service, convenience and product mix. The number and type of competitors and the degree of competition experienced by individual stores, vary by location.

     The Company competes with local food chains such as Supermercados Amigo, Grande Supermarkets, and Plaza Extra, as well as numerous independent operations throughout Puerto Rico and the U.S. Virgin Islands. In addition, several warehouse clubs and mass merchants, such as Sam's Warehouse clubs, Wal-Mart, Kmart and Walgreens, have opened locations in Puerto Rico and the U.S. Virgin Islands. Despite these competitive challenges, the Company continues to maintain its position as market share leader in each of its respective markets. See "Risk Factors -- Competition."

     Although the Company's Blockbuster operations constitute the only major video chain in Puerto Rico and the U.S. Virgin Islands, they compete with numerous local, independent video retailers. In addition, the Company's Blockbuster video stores compete against television, cable, satellite broadcasting, movie theaters and other forms of entertainment.

MANAGEMENT INFORMATION SYSTEMS

     The Company believes that high levels of automation and technology are essential to its operations and has invested considerable resources in computer hardware, systems applications and networking capabilities.

These systems integrate all major aspects of the Company's business, including the monitoring of store sales, inventory control, merchandise planning, labor utilization, distribution and financial reporting.

     All of the Company's stores are equipped with state-of-the-art point of sale terminals with full price look-up capabilities that capture sales at the time of transaction down to the SKU level through the use of bar-code scanners. These scanners facilitate customer check-out and provide valuable stock-replenishment information for buyers and realtime financial information used by management to provide greater control on a line-item basis in determining true store-by-store costs. To provide the best service possible, the Company has begun to install a labor scheduling system that schedules the optimal staffing based on sales, customer traffic and defined service objectives. The Company's management information systems at its Blockbuster operations are state-of-the-art systems which are licensed to the Company by BEC. The conversion of the Company's financial systems to handle the year 2000 is expected to be completed by the end of July 1997. Other system conversions are expected to be completed by the end of 1998 for year 2000 compatibility.

EMPLOYEES

     As of January 25, 1997, the Company had approximately 8,000 employees (full- and part-time) of whom approximately 6,700 were employed at the supermarket level, 600 at the corporate offices and distribution center and 700 by the Blockbuster division. Approximately 65% of the Company's supermarket employees are employed on a part-time basis. Approximately 5,600 store employees are represented by a non-affiliated collective bargaining organization under a contract expiring in 1999. The Company considers its relations with its employees to be good.

     As part of the Company's effort to reduce labor costs, the Company has changed labor scheduling practices, reduced the handling of products and improved stock room operations. This enabled the Company to eliminate 440 store employees in its Puerto Rico supermarkets in January 1997, reducing annual labor costs by approximately $9.0 million.

PROPERTIES

     The following table sets forth information as of January 25, 1997 with respect to the owned and leased stores and support facilities used by the Company in its business:

                                           OWNED(1)                   LEASED                     TOTAL
                                     ---------------------     ---------------------     ---------------------
                                     NO.     GROSS SQ. FT.     NO.     GROSS SQ. FT.     NO.     GROSS SQ. FT.
                                     ---     -------------     ---     -------------     ---     -------------
Pueblo supermarkets:
  Puerto Rico......................   2          91,000        12          305,000       14          396,000
  U.S. Virgin Islands..............   3         112,000         3           83,000        6          195,000
Xtra superstores:
  Puerto Rico......................   7         359,000        23        1,018,000       30        1,377,000
Blockbuster video stores...........   5          31,000        22          120,000       27          151,000
Warehouse and distribution
  facilities.......................   1         300,000         1           13,000        2          313,000
                                     ---     -------------     ---     -------------     ---     -------------

---------------
(1) Four of the owned stores include land leases: three Xtra stores in Puerto Rico and one Pueblo store in the Virgin Islands.

     The Company also owns the shopping centers at three of its store locations in Puerto Rico.

     The majority of the Company's supermarket operations are conducted on leased premises which have initial terms generally ranging from 20 to 25 years. The lease terms typically contain renewal options allowing the Company to extend the lease term in five to ten year increments. The leases provide for fixed monthly rental payments subject to various periodic adjustments. The leases often require the Company to pay certain expenses related to the premises such as insurance, taxes and maintenance.

     The construction of owned facilities has been financed principally with internally generated funds. All owned properties of the Company are pledged as collateral under the New Bank Credit Agreement.

     The Company owns its corporate offices located in San Juan, Puerto Rico, and leases its administrative offices located in Pompano Beach, Florida.

     The Company has discontinued its operations in Florida and is seeking to dispose of its remaining Florida retailing assets. Concurrent with the Offering, the Company satisfied $10.0 million of indebtedness payable to a related party by transferring its interest in two real estate properties from its discontinued Florida operations to the related party.

TRADEMARKS, TRADENAMES AND SERVICE MARKS

     The Company owns certain trademarks, tradenames and service marks used in its business. The Company believes that its trademarks, tradenames, and service marks, including Pueblo and Xtra, are valuable assets due to the fact that brand name recognition and logos are important considerations in the Company's consumers' markets. As a franchisee, the Company has exclusive rights to use the Blockbuster trademark in its specified franchise territories.

LEGAL PROCEEDINGS

     The Company is a party to various lawsuits arising in the ordinary course of business, none of which is believed to be material with respect to the business, assets and continuing operations of the Company. Pueblo has been party to various lawsuits alleging a fraud engaged in by Premium Sales Corp., Plaza Trading Corporation and Windsor Wholesale Company and numerous of their related subsidiaries ("Premium") in which damages totalling approximately $300 million (plus treble damages, punitive damages and/or attorneys' fees) were claimed against each defendant. Premium was ostensibly engaged in the business of "brokering" or "diverting" groceries throughout the United States and various foreign countries from 1988 until its official bankruptcy in 1993. Following the Premium bankruptcy, the Receiver and Bankruptcy Trustee sued numerous grocers, including Pueblo, claiming that the grocers were liable for Premium's losses, and a class action was filed against Pueblo and other defendants on behalf of the investors in the funding entities which lost monies in the Premium fraud. All litigation against Pueblo has been settled for an amount which, taking into account all litigation costs and settlement costs, is within the $5.3 million of reserves established from fiscal years 1994 through 1997 for such purpose. The settlement received final court approval on June 9, 1997.

                                   MANAGEMENT

DIRECTORS AND CORPORATE OFFICERS OF THE COMPANY

     Set forth below are the names of the directors and corporate officers of the Company, their respective ages and their respective positions with the Company as of July 1, 1997. The terms of the directors and corporate officers of the Company expire annually, upon the holding of the annual meetings of stockholders.

                     NAME                   AGE                    POSITION
    --------------------------------------  ---     --------------------------------------
    Gustavo A. Cisneros...................  51      Chairman of the Board
    William T. Keon, III..................  50      Director; President and Chief
                                                    Executive Officer
    David L. Aston........................  50      Director; Executive Vice President;
                                                    President, Puerto Rico Division
    Steven I. Bandel......................  44      Director
    Cristina Pieretti.....................  45      Director
    Alejandro Rivera......................  54      Director
    Daniel J. O'Leary.....................  50      Executive Vice President and Chief
                                                    Financial Officer
    Lawrence Elias........................  54      Senior Vice President, Management
                                                    Information Systems
    Filiberto Berrios.....................  51      Senior Vice President; President,
                                                    Blockbuster Division
    Thomas F. Johnson.....................  47      Vice President; President, U.S. Virgin
                                                    Islands Division
    Alicia Echevarria.....................  45      Assistant Secretary; Vice President,
                                                    Human Resources, Puerto Rico Division
    Dan Cammarata.........................  36      Controller; Chief Accounting Officer;
                                                    Assistant Secretary

     Gustavo A. Cisneros has been the Chairman of the Board of the Company since its inception (July 28, 1993). He was appointed to the Executive Committee in October 1995. Since prior to 1992, he has been a direct or indirect beneficial owner of interests in and a director of certain companies that own or are engaged in a number of diverse commercial enterprises in Venezuela, the United States, Brazil, Chile and Mexico (the "Cisneros Group") including the Company. Enterprises included in the Cisneros Group may be deemed to be affiliates of the Company. He is a member of the board of directors of Univision Communications, Inc., Evenflo & Spalding Holdings Corporation and RSL Communications, Inc.

     William T. Keon, III has been a Director of the Company since October 1995. He assumed the position of President and Chief Executive Officer and was appointed Chairman of the Executive Committee and Audit and Risk Committee also in October 1995. He is also a member of the Compensation and Benefits Committee. Since January 1983 Mr. Keon has served in senior managerial roles in the Cisneros Group.

     David L. Aston joined the Company in March 1997 as a Director, Executive Vice President and President of the Puerto Rico Division. From June 1993 until the time he joined the Company, Mr. Aston served as president of Waldbaums and Superfresh Foods, units of the A&P Company, a supermarket chain in the New York area. Prior to June 1993, he served as Vice President of Merchandising and Operations for the Kroger Company.

     Steven I. Bandel has been a Director of the Company since the Acquisition. He was appointed to the Executive Committee during October 1995. Since prior to 1992, he has been actively involved in the operations and management of certain companies in the Cisneros Group, other than a period from February 1990 to May 1992 during which he acted as a partner in a Venezuelan investment banking firm.

     Cristina Pieretti was appointed a Director in March 1997. During most of the last seven years she has been actively involved in operations of companies in the Cisneros Group in areas related to consumer goods, retailing and telecommunications, other than a period from March 1995 to February 1996 during which she acted as a partner in a consulting firm.

     Alejandro Rivera has been a Director of the Company since April 1, 1997. He was previously a Director of the Company since the Acquisition until June 30, 1995. Since 1976, he has been actively involved in the operations and management of certain companies in the Cisneros Group. Mr. Rivera is also an Alternate Director of Univision Communications, Inc. Mr. Rivera is a member of the Audit and Risk Committee and of the Compensation and Benefits Committee.

     Daniel J. O'Leary joined the Company in June 1997 as Executive Vice President and Chief Financial Officer. From December 1992 until the time he joined the Company, Mr. O'Leary served as Senior Vice President of Finance and Chief Financial Officer of Phar-Mor, Inc., a deep discount drugstore chain. Prior to that time, he served as a Director and, at various times, President and Chief Operating Officer, Executive Vice President, Vice President of Finance and Chief Financial Officer at Fay's, Inc., a multi-concept retailer with drugstores and auto parts stores. From 1969 to 1987, Mr. O'Leary was a member of the accounting firm of Touche, Ross & Co. (now known as Deloitte & Touche LLP).

     Lawrence Elias has served as Senior Vice President of Management Information Systems of the Company since September 1993. He joined the Company in March 1988 as Vice President of Management Information Systems and was promoted to Senior Vice President in September 1993.

     Filberto Berrios has held a variety of positions with the Company since 1965, most recently as Vice President and General Manager of the Blockbuster Division. In March 1997, he was promoted to Senior Vice President and President of the Blockbuster Division.

     Thomas F. Johnson joined the Company's Florida division in 1991. In 1994, Mr. Johnson became General Manager of the U.S. Virgin Islands Division. In March 1997, Mr. Johnson became Vice President and President of the U.S. Virgin Islands Division. Prior to joining the Company, Mr. Johnson had 24 years of industry experience, most of it with Safeway Inc.

     Alicia Echevarria joined the Company in April 1996 as Vice President of Human Resources for the Puerto Rico Division. In March 1997 she became Assistant Secretary to the Company. Prior to joining the Company, she was Director of Human Resources for R.J. Reynolds Tobacco Company (Inc) in Puerto Rico, where she was employed for 15 years.

     Dan Cammarata joined the Company in December 1989 and became Controller in October 1996. In March 1997, he became Chief Accounting Officer and Assistant Secretary of the Company. Prior to joining the Company, Mr. Cammarata spent seven years in public accounting.

                             PRINCIPAL SHAREHOLDERS

     The Company is a wholly-owned subsidiary of Holdings. Holdings is beneficially owned by a trust for the benefit of the family of Gustavo Cisneros, and a trust for the benefit of the family of Ricardo Cisneros (the "Principal Shareholders"), with each trust having an approximate 50% indirect beneficial interest in Holdings. Messrs. Gustavo and Ricardo Cisneros disclaim beneficial ownership of such shares.

                              DESCRIPTION OF NOTES

     The Exchange Notes will be issued, and the Initial Notes were issued, under an indenture dated as of April 29, 1997 (the "Indenture") between the Company, as issuer, and United States Trust Company of New York, trustee (in such capacity, the "Trustee"). For purposes of the following summary, the Initial Notes and the Exchange Notes are collectively referred to as the "Notes." The following summary of the material provisions of the Indenture does not purport to be complete and is subject to, and qualified in its entirety by, reference to the provisions of the Indenture, including the definitions of certain terms contained therein and those terms made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended. For definitions of certain capitalized terms used in the following summary, see "Certain Definitions" below. A copy of the Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

GENERAL

     The Notes will mature on August 1, 2003, will be limited to $85,000,000 aggregate principal amount and will be senior unsecured obligations of the Company. Except as otherwise described below, each Note will bear interest at the rate of 9 1/2% per annum from April 29, 1997 or from the most recent interest payment date to which interest has been paid or duly provided for, payable semiannually on February 1 and August 1 in each year, commencing August 1, 1997, until the principal thereof is paid or duly provided for, to the person in whose name the Note (or any predecessor Note) is registered at the close of business on the January 15 or July 15 next preceding such interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

     The principal of and premium, if any, and interest on the Notes will be payable, and the Notes will be exchangeable and transferable, at the office or agency of the Company in The City of New York maintained for such purposes (which initially will be the office of the Trustee located at 114 West 47th Street, New York, New York 10036-1532) or, at the option of the Company, interest may be paid by check mailed to the address of the person entitled thereto as such address appears in the security register. The Notes will be issued only in registered form without coupons and only in denominations of $1,000 and any integral multiple thereof. No service charge will be made for any registration of transfer or exchange or redemption of Notes, but the Company may require payment in certain circumstances of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith.

     The Notes will not be entitled to the benefit of any sinking fund.

     The Company currently has outstanding $180.0 million aggregate principal amount of Existing Notes issued pursuant to an Indenture dated as of July 28, 1993, the terms of which are substantially identical to the Notes and Indenture, respectively.

RANKING

     The Notes will be senior unsecured obligations of the Company and will rank in right of payment equally with all other existing and future senior obligations of the Company. Because the Company is a holding company that conducts all of its business through subsidiaries, all existing and future liabilities of its subsidiaries (including, without limitation, Pueblo's obligations under the New Bank Credit Agreement) will be effectively senior to the Notes. As of January 25, 1997, on a pro forma basis after giving effect to the Refinancing Plan, the Company would have had approximately $206.2 million of indebtedness outstanding (excluding capital leases) other than the Notes, of which $180.0 million would have been the Existing Notes and $26.2 million would have been senior secured indebtedness, comprising Guarantees of the total outstanding indebtedness of the Company's Subsidiaries. Subject to certain limitations, the Company and its Subsidiaries may incur additional Indebtedness in the future.

REDEMPTION

     Optional Redemption. The Notes will be redeemable, at the option of the Company, as a whole or from time to time in part, at any time on or after August 1, 1998, on not less than 30 nor more than 60 days' prior notice at the redemption prices (expressed as percentages of principal amount) set forth below, together with accrued interest, if any, to the redemption date, if redeemed during the 12-month period beginning on

August 1 of the years indicated below (subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date):

                                                                            REDEMPTION
                                       YEAR                                   PRICE
        ------------------------------------------------------------------  ----------
        1998..............................................................    104.750%
        1999..............................................................    102.375%

and thereafter at 100% of the principal amount, together with accrued interest, if any, to the redemption date.

     If less than all the Notes are to be redeemed, the particular Notes to be redeemed will be selected by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not listed on a national securities exchange, on a pro rata basis, by lot or by such other method as the Trustee deems fair and appropriate.

     Purchase of Notes upon Change of Control or Asset Sale. Each Holder of the Notes will have certain rights to require the Company to purchase such Holder's Notes upon the occurrence of a Change of Control. See "Certain
Covenants -- Purchase of Notes upon Change of Control" below. Under certain circumstances, the Company will be required to make an offer to purchase all or a portion of the Notes with proceeds received from an Asset Sale. See "Certain Covenants -- Limitation on Asset Sales" below.

CERTAIN COVENANTS

     The Indenture contains, among others, the following covenants:

  Limitation on Indebtedness

     (a) So long as any of the Notes are outstanding, the Company shall not, and shall not permit any Restricted Subsidiary to, Incur any Indebtedness except (i) Indebtedness of the Company if, after giving effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, the Consolidated Fixed Charge Ratio of the Company would be greater than 2.25:1;
(ii) Indebtedness under the Old Bank Credit Agreement in an aggregate principal amount not to exceed (x) $175 million less (y) the amount of any reduction in the commitments thereunder pursuant to clause (B) in the second paragraph of the "Limitation on Asset Sales" covenant described below; (iii) Indebtedness existing on July 28, 1993; (iv) Indebtedness issued in exchange for, or the net proceeds of which are used to exchange, refinance or refund, outstanding Indebtedness of the Company or any of its Restricted Subsidiaries, in an amount (or, if such new Indebtedness provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, with an original issue price) not to exceed the amount so exchanged, refinanced or refunded (plus premiums, accrued interest, fees and expenses); provided that
(A) the Indebtedness issued does not mature prior to the Stated Maturity of, and does not have an Average Life shorter than, the Average Life of the Indebtedness being so exchanged, refinanced or refunded and (B) in case the Indebtedness to be exchanged, refinanced or refunded is expressly subordinated in right of payment to the Notes, (1) such Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such Indebtedness is issued, is expressly made subordinate in right of payment to the Notes at least to the extent that the Indebtedness to be exchanged, refinanced or refunded is subordinated in right of payment to the Notes, (2) such Indebtedness, determined as of the date of its Incurrence, does not mature prior to one year after the Stated Maturity of the Notes and (3) the Average Life of such Indebtedness, determined as of the date of its Incurrence, is at least one year longer than the remaining Average Life of the Notes; (v) Indebtedness of the Company to any Restricted Subsidiary that is a Wholly Owned Subsidiary of the Company, or of a Restricted Subsidiary to the Company or to any other Restricted Subsidiary that is a Wholly Owned Subsidiary of the Company; (vi) Acquired Indebtedness; provided that, at the time of the Incurrence thereof, the Company could Incur at least $1.00 of Indebtedness under clause (i) of this "Limitation on Indebtedness" covenant; and refinancings thereof; provided further that any refinancing Indebtedness may not be Incurred by any Person other than the Company or the Restricted Subsidiary that is the obligor on such Acquired Indebtedness; (vii) Indebtedness in respect of performance bonds, bankers' acceptances and surety or appeal bonds provided in the ordinary course of business; (viii) Indebtedness under Currency Agreements and Interest Rate Agreements; provided that, in the case of Currency Agreements that relate to other Indebtedness, such Currency Agreements do not increase the Indebtedness of the Company or any Subsidiary outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder; (ix) Indebtedness arising from Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of the Company or any Subsidiary pursuant to agreements providing for indemnification, adjustment of purchase price or similar obligations Incurred in connection with the disposition of any business, assets or Subsidiary of the Company in a principal amount not to exceed the gross proceeds actually received by the Company or any Subsidiary in connection with such disposition (but excluding Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Subsidiary of the Company for the purpose of financing such acquisition); (x) Indebtedness Incurred to finance capital expenditures in a principal amount not to exceed, together with other Indebtedness Incurred pursuant to this clause (x) during the preceding 12 month period, $10 million in the aggregate; (xi) Incurrence of Capitalized Leases in an amount required to be capitalized on the Company's consolidated balance sheet not to exceed, together with other Indebtedness Incurred pursuant to this clause (xi), $3 million during the preceding 12 month period or $12.5 million since July 28, 1993; (xii) additional Indebtedness under the Old Bank Credit Agreement in an aggregate principal amount not to exceed $50 million; and (xiii) Indebtedness of the Company not otherwise permitted pursuant to this covenant, in an aggregate amount not to exceed $25 million at any time outstanding and Indebtedness of Restricted Subsidiaries not otherwise permitted pursuant to this covenant, in an aggregate principal amount not to exceed $25 million at any time outstanding.

     (b) For purposes of determining any particular amount of Indebtedness under this "Limitation on Indebtedness" covenant, Guarantees of, or obligations with respect to letters of credit supporting, Indebtedness otherwise included in the determination of such particular amount shall not be included. For purposes of determining compliance with this "Limitation on Indebtedness" covenant, (A) in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in the above clauses, the Company, in its sole discretion, shall classify such item of Indebtedness and shall only be required to include the amount and type of such Indebtedness in one of such clauses and (B) the amount of Indebtedness issued at a price that is less than the principal amount thereof shall be equal to the amount of the liability in respect thereof determined in conformity with GAAP.

  Limitation on Restricted Payments

     So long as any of the Notes are outstanding, the Company will not, and will not permit any Restricted Subsidiary, directly or indirectly, to (i) declare or pay any dividend or make any distribution on any class of its Capital Stock (other than dividends or distributions payable solely in shares of its or such Restricted Subsidiary's Capital Stock (other than Redeemable Stock) of the same class as such Capital Stock or in options, warrants or other rights to acquire shares of such Capital Stock) held by Persons other than the Company or any of its Restricted Subsidiaries which are Wholly Owned Subsidiaries, (ii) purchase, redeem, retire or otherwise acquire for value any shares of Capital Stock of the Company, any Restricted Subsidiary or any Unrestricted Subsidiary (including options, warrants or other rights to acquire any shares of such Capital Stock) held by Persons other than the Company or another Restricted Subsidiary that is a Wholly Owned Subsidiary, (iii) make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance or other acquisition or retirement for value, of Indebtedness of the Company that is expressly subordinated in right of payment to the Notes, or (iv) make any Investment in any Affiliate (other than the Company or a Restricted Subsidiary that is a Wholly Owned Subsidiary) (such payments or any other actions described in clauses (i) through (iv) being collectively "Restricted Payments") unless at the time of and after giving effect to the proposed Restricted Payment: (a) no Event of Default or event that, after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing,
(b) the Company could Incur at least $1.00 of Indebtedness pursuant to clause
(i) in part (a) of the "Limitation on Indebtedness" covenant and (c) the aggregate amount expended for all Restricted Payments (the amount so expended, if other than in cash, to be determined in good faith by the Board of Directors) after July 28, 1993 (together with any amounts paid after such date pursuant to clauses (i), (iv) and (vi) in the following paragraph) shall not exceed the sum of (1) 50% of the aggregate amount of Adjusted

Consolidated Net Income (or, if adjusted Consolidated Net Income is a loss, minus 100% of such amount) of the Company accrued on a cumulative basis during the period (taken as one accounting period) beginning on August 15, 1993 and ending on the last day of the last fiscal quarter preceding the Transaction Date plus (2) the aggregate net proceeds (including the fair market value of noncash proceeds, as determined in good faith by the Board of Directors) received by the Company from the issuance and sale of its Capital Stock (other than Redeemable Stock) to any Person other than a Subsidiary of the Company including an issuance or sale for cash or other property upon the conversion of any Indebtedness of the Company subsequent to July 28, 1993, or from the issuance of any options, warrants or other rights to acquire Capital Stock of the Company (in each case, excluding any Redeemable Stock or any options, warrants or other rights that are redeemable at the option of the holder, or are required to be redeemed, prior to the Stated Maturity of the principal of the Notes) plus (3) an amount equal to the net reduction in Investments in Unrestricted Subsidiaries resulting from payments of principal of or interest on Indebtedness, dividends or other transfers of assets, in each case to the Company or any Restricted Subsidiary from any Unrestricted Subsidiary, or from the redesignation of any Unrestricted Subsidiary as a Restricted Subsidiary (valued in each case as provided in the definition of "Investments"), not to exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary plus (4) $10 million.

     The foregoing provision shall not be violated by reason of: (i) the payment of any dividend within 60 days after the date of declaration thereof if, at the date of declaration, such payment would comply with the foregoing provision;
(ii) (A) following an initial public offering of the Common Stock of the Company, the declaration and payment of dividends on the Common Stock of the Company up to 6% per annum of the net proceeds received by the Company in such initial public offering or, (B) following an initial public offering of the Common Stock of Holdings, the declaration and payment of dividends to Holdings in an amount sufficient to permit Holdings to pay dividends on its Common Stock in an amount of up to 6% per annum of the net proceeds received by Holdings in such initial public offering and contributed to the capital of the Company;
(iii) the purchase, redemption, acquisition, cancellation or other retirement for value of shares of Capital Stock of the Company, Holdings or any Restricted Subsidiary, options on any such shares or related stock appreciation rights or similar securities held by officers or employees or former officers or employees (or their estates or beneficiaries under their estates) and which were issued pursuant to any stock option plan, upon death, disability, retirement, termination of employment or pursuant to the terms of such stock option plan or any other agreement under which such shares of Capital Stock, options, related rights or similar securities were issued, or the payment of dividends to Holdings in an amount sufficient to effect such purchase, redemption, acquisition, cancellation or other retirement for value by Holdings; provided that the aggregate cash consideration paid for such purchase, redemption, acquisition, cancellation or other retirement for value of such shares of Capital Stock, options, related rights or similar securities after July 28, 1993 does not exceed $5 million per annum or $10 million in the aggregate; (iv) the redemption, repurchase or other acquisition for value of Capital Stock of the Company or any Subsidiary of the Company in exchange for, or with the proceeds of a substantially concurrent offering of, other shares of the Capital Stock of the Company (other than Redeemable Stock); (v) the redemption, repurchase, defeasance or other acquisition or retirement for value of Indebtedness that is subordinated in right of payment to the Notes, including premium, if any, and accrued and unpaid interest, in exchange for or with the proceeds of a substantially concurrent issuance of, Indebtedness Incurred under clause (iv) in part (a) of the "Limitation on Indebtedness" covenant; (vi) the redemption, repurchase, defeasance or other acquisition or retirement for value of Indebtedness of the Company that is subordinated in right of payment to the Notes including premium, if any, and accrued and unpaid interest, in exchange for, or with the proceeds of a substantially concurrent issuance of, shares of, the Capital Stock of the Company (other than Redeemable Stock); (vii) the purchase of shares of Capital Stock of Holdings for contributions to the pension and other employee benefit plans of the Company and its Subsidiaries; provided that the aggregate consideration paid for such purchases does not, in any one fiscal year of the Company, exceed an aggregate amount of $1 million; or (viii) the making of Investments in Unrestricted Subsidiaries in an aggregate amount not to exceed $25 million outstanding at any time; provided in each case that no Event of Default, or event that through the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing or shall occur as a consequence thereof.

  Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

     So long as any of the Notes are outstanding, the Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such Restricted Subsidiary owned by the Company or any other Restricted Subsidiary,
(ii) pay interest on or principal of any Indebtedness owed to the Company or any other Restricted Subsidiary, (iii) make loans or advances to the Company or any other Restricted Subsidiary or (iv) transfer any of its property or assets to the Company or any other Restricted Subsidiary.

     This covenant shall not restrict or prohibit any encumbrances or restrictions: (i) in the Old Bank Credit Agreement or any other agreements in effect on July 28, 1993; (ii) with respect to any Person or the property or assets of such Person, acquired by the Company or any Restricted Subsidiary and existing prior to such acquisition, which encumbrances or restrictions are not applicable to such Person or the property or assets of any Person other than such Person or property or assets of such Person so acquired; (iii) in any agreement that extends, refinances, renews or replaces agreements containing restrictions referred to in clause (i) or (ii) above, which encumbrances or restrictions are no less favorable in any material respect to the Holders than those encumbrances or restrictions that are then in effect pursuant to the agreements that are being extended, refinanced, renewed or replaced; (iv) in the case of clause (iv) of the first paragraph of this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant, (A) restricting in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset, (B) arising by virtue of any transfer of, or any agreement to transfer, option or right with respect to, or any Lien on any property or assets of the Company or any Restricted Subsidiary not otherwise prohibited by the Indenture or (C) arising or agreed to in the ordinary course of business and that do not, individually or in the aggregate, detract from the value of the property or assets of the Company or any Restricted Subsidiary in any manner material to the Company or such Restricted Subsidiary; (v) that constitute Permitted Liens; or (vi) under or by reason of applicable law, rule or regulation (including, without limitation, applicable currency control laws and applicable state corporate statutes restricting the payment of dividends in certain circumstances).

  Limitation on Transactions with Shareholders and Affiliates

     So long as any of the Notes are outstanding, the Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into, renew or extend any transaction (including, without limitation, the purchase, sale, lease or, exchange of property or assets, or the rendering of any service) involving aggregate consideration in excess of $10 million with any holder (or any Affiliate of such holder) of 5% or more of any class of Capital Stock of the Company or any Subsidiary of the Company or with any Affiliate of the Company or any Subsidiary of the Company, except upon fair and reasonable terms no less favorable to the Company or such Restricted Subsidiary of the Company, than could be obtained in a comparable arm's-length transaction with a Person that is not such a holder or an Affiliate.

     The foregoing limitation does not limit, and shall not apply to: (i) any transaction in the ordinary course of business between the Company and any Restricted Subsidiary that is a Wholly Owned Subsidiary of the Company or between Restricted Subsidiaries that are Wholly Owned Subsidiaries of the Company; (ii) transactions approved by a majority of the disinterested members of the Board of Directors (if any); (iii) any payment of moneys or issuance of Securities pursuant to employment arrangements and employee benefit plans, in each case approved by the Board of Directors; (iv) the payment of reasonable and customary regular fees to directors of the Company or any Subsidiary of the Company who are not employees of the Company or such Subsidiary of the Company;
(v) any payments or other transactions pursuant to any tax-sharing agreement between the Company and any other Person with which the Company is required or permitted to file a consolidated tax return or with which the Company is or could be part of a consolidated group for tax purposes; (vi) any Restricted Payments permitted under the "Limitation on Restricted Payments" covenant; (vii) loans or advances by the Company or a Restricted Subsidiary to employees of the Company or a Restricted Subsidiary in the ordinary course of business; (viii) any transaction contemplated by any stock option plan of the Company; or (ix) the allocation of Indebtedness and interest expense under the Old Bank Credit Agreement among the Company and one or more Restricted Subsidiaries.

  Limitation on the Issuance of Capital Stock of Restricted Subsidiaries

     So long as any Notes are outstanding, the Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, issue or sell any shares of a Restricted Subsidiary's Capital Stock (including securities convertible into or exchangeable for such Capital Stock or options, warrants or other rights to purchase shares of such Capital Stock) except to the Company or another Restricted Subsidiary that is a Wholly Owned Subsidiary of the Company.

  Limitation on Liens

     Under the terms of the Indenture, the Company will not, and will not permit any Restricted Subsidiary to, create, incur, assume or suffer to exist any Lien on any asset of the Company or such Restricted Subsidiary, without making effective provision for all of the Notes and all other amounts due under the Indenture to be directly secured equally and ratably with (or prior to) the obligation or liability secured by such Lien unless, after giving effect thereto, the aggregate amount of any such obligation or liability so secured, plus the Attributable Indebtedness for all sale-leaseback transactions restricted as described in the "Limitation on Sale-Leaseback Transactions" covenant, does not exceed 10% of Consolidated Net Tangible Assets.

     Under the terms of the Indenture, the foregoing limitation does not apply to, and any computation of Indebtedness secured under such limitation shall exclude: (i) Liens existing on July 28, 1993; (ii) Liens securing obligations under the Old Bank Credit Agreement, (iii) Liens with respect to Acquired Indebtedness and refinancings thereof permitted under clause (vi) in part (a) of the "Limitation on Indebtedness" covenant, provided that such Liens do not extend to or cover any property or assets of the Company or any Subsidiary of the Company other than the property or assets of the Subsidiary acquired; (iv) Liens with respect to the assets of a Restricted Subsidiary granted by such Restricted Subsidiary to the Company or to a Restricted Subsidiary that is a Wholly Owned Subsidiary of the Company to secure Indebtedness owing to the Company or such other Restricted Subsidiary by such Restricted Subsidiary; (v) Liens granted in connection with the extension, renewal, refinancing or replacement, in whole or in part, of any secured Indebtedness permitted to be Incurred under clause (iv) in part (a) of the "Limitation on Indebtedness" covenant; provided that such Liens do not extend to or cover any property or assets of the Company or any Restricted Subsidiary other than the property or assets securing the Indebtedness being refinanced; (vi) Liens in respect of Capitalized Leases Incurred pursuant to clause (xi) in part (a) of the "Limitation on Indebtedness" covenant; and (vii) Permitted Liens.

  Limitation on Sale-Leaseback Transactions

     Under the terms of the Indenture, the Company will not, and will not permit any Restricted Subsidiary to, enter into any sale-leaseback transaction, unless the aggregate amount of all Attributable Indebtedness with respect to such transactions, plus all Indebtedness secured by Liens (excluding secured obligations or liabilities that are excluded as described in the second paragraph of the "Limitation on Liens" covenant), does not exceed 10% of Consolidated Net Tangible Assets.

     The foregoing restriction does not apply to, and any computation of Attributable Indebtedness under such limitation shall exclude, any sale-leaseback transaction if, (i) the lease is for a period, including renewal rights, of not in excess of three years; (ii) the sale or transfer of the property is entered into prior to, at the time of, or within 12 months after the later of the acquisition of the property or the completion of construction thereof; (iii) the lease secures or relates to industrial revenue bonds; (iv) the transaction is between the Company and any Restricted Subsidiary or between Restricted Subsidiaries that are Wholly Owned Subsidiaries; or (v) within 12 months after the sale of any property is completed, the Company or such Restricted Subsidiary applies an amount not less than the net proceeds received from such sale in the manner described in the second paragraph of the "Limitation on Asset Sales" covenant.

  Repurchase of Notes upon Change of Control

     (a) Upon the occurrence of a Change of Control, each Holder shall have the right to require the Company to repurchase such Holder's Notes in cash pursuant to the offer described below (the "Change of Control Offer") at a purchase price equal to 101% of the principal amount thereof, plus accrued interest (if any) to the date of purchase (the "Change of Control Payment"). Prior to the mailing of the notice to Holders provided for in the succeeding paragraph, but in any event within 30 days following the occurrence of a Change of Control, the Company covenants to (i) repay or cause to be repaid in full all Indebtedness under the Old Bank Credit Agreement, or to offer to repay in full all such Indebtedness and to repay the Indebtedness of each Bank which has accepted such offer or (ii) obtain the requisite consents under the Old Bank Credit Agreement to permit the repurchase of the Notes, as provided for in the succeeding paragraph. The Company shall first comply with the covenant in the preceding sentence before it shall be required to repurchase Notes pursuant to this "Repurchase of Notes upon Change of Control" covenant.

     (b) Within 30 days after occurrence of a Change of Control, the Company shall mail a notice to the Trustee and each Holder as of such record date as the Company shall establish (and deliver such notice to the Trustee at least five days prior thereto) stating: (i) that a Change of Control has occurred, that the Change of Control Offer is being made pursuant to this "Repurchase of Notes upon Change of Control" covenant and that all Notes validly tendered will be accepted for payment; (ii) the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the "Change of Control Payment Date"); (iii) that any Note not tendered will continue to accrue interest; (iv) that unless the Company defaults in the payment of the Change of Control Payment, any Note accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Payment Date; (v) that Holders electing to have any Note purchased pursuant to the Change of Control Offer will be required to surrender such Note, together with the form entitled "Option of the Holder to Elect Purchase" on the reverse side of such Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Change of Control Payment Date; (vi) that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third Business Day immediately preceding the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of such Holder, the principal amount of Notes delivered for purchase and a statement that such Holder is withdrawing his election to have such Notes purchased; and (vii) that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or integral multiples thereof.

     (c) On the Change of Control Payment Date, the Company shall: (i) accept for payment Notes or portions thereof tendered pursuant to the Change of Control Offer; (ii) deposit one day prior to the Change of Control Payment Date with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof so accepted; and (iii) deliver, or cause to be delivered, to the Trustee, all Notes or portions thereof so accepted together with an Officers' Certificate specifying the Notes or portions thereof accepted for payment by the Company. The Paying Agent shall promptly mail, to the Holders of Notes so accepted, payment in an amount equal to the purchase price, and the Trustee shall promptly authenticate and mail to such Holders a new Note equal in principal amount to any unpurchased portion of the Notes surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or integral multiples thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date. For purposes of this "Repurchase of Notes upon Change of Control" covenant, the Trustee shall act as Paying Agent.

     (d) The Company will comply with Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in the event that the Company is required to repurchase Notes as described above.

     There can be no assurance that the Company will have sufficient funds to repurchase Notes upon the occurrence of a Change of Control. In particular, the New Bank Credit Agreement will permit Pueblo to pay dividends to the Company only in an amount sufficient to make interest payments on the Notes and would not permit dividend payments to provide funds for the repurchase of Notes upon the occurrence of a Change of Control.

  Limitation on Asset Sales

     (a) Under the terms of the Indenture, neither the Company nor any Restricted Subsidiary shall consummate any Asset Sale (other than an Asset Sale in connection with a sale-leaseback transaction complying with the "Limitation on Sale Leaseback Transaction" covenant described above) unless (i) the Company or such Restricted Subsidiary receives consideration at the time of such Asset Sale having a value (including the value of any noncash consideration, as determined in good faith by the Board of Directors) at least equal to the fair market value (as determined in good faith by the Board of Directors) of the shares or assets subject to such Asset Sale, (ii) at least 80% of such consideration is in the form of cash (including, for purposes of this clause
(ii), (A) the principal amount of any Indebtedness (as reflected on the Company's consolidated balance sheet) of the Company or any Restricted Subsidiary for which the Company and its Restricted Subsidiaries will cease to be liable, directly or indirectly, as a result of such Asset Sale; and (B) securities that are promptly converted into cash) and (iii) 100% of the Net Cash Proceeds with respect to such Asset Sale are applied by the Company or such Restricted Subsidiary as set forth in the succeeding paragraph.

     In the event and to the extent that the Net Cash Proceeds received by the Company or any Restricted Subsidiary from one or more Asset Sales occurring on or after July 28, 1993 in any period of 12 consecutive months (other than Asset Sales by the Company or another Restricted Subsidiary to the Company or another Restricted Subsidiary) exceed 15% of Consolidated Net Tangible Assets in any one fiscal year (determined as of the date closest to the commencement of such 12-month period for which a balance sheet of the Company and its Subsidiaries has been prepared), then within 12 months following the date of such event, the Company or such Restricted Subsidiary shall apply such excess Net Cash Proceeds
(A) first, to the extent the Company or such Subsidiary elects, to invest (or to enter into a definitive agreement committing so to invest within 12 months after the date of such agreement) in property or assets that (as determined in good faith by the Board of Directors) are of a nature or type or are used in a business (or in a company having property and assets of a nature or type, or engaged in a business) similar or related to the nature or type of the property and assets of, or to the business of, the Company and its Restricted Subsidiaries existing on the date of such Asset Sale; (B) second, to the extent of the balance of such excess Net Cash Proceeds after application in accordance with clause (A) and to the extent the Company or such Restricted Subsidiary elects, to prepay, repay or purchase the Existing Notes or Indebtedness of any Restricted Subsidiary; provided that the Company or such Restricted Subsidiary shall repay such Indebtedness and cause the related loan commitment to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased and (C) third, to the extent of the balance of such excess Net Cash Proceeds after application in accordance with clauses (A) and (B), to make an offer to purchase Notes as set forth below. The amount of such excess Net Cash Proceeds required to be applied (or committed to be applied) during such 12-month period as set forth in clause (A) or (B) of the preceding sentence and not applied as so required by the end of such period shall constitute "Excess Proceeds".

     (b) If, as of the first day of any calendar month, the aggregate amount of Excess Proceeds not theretofore subject to an Excess Proceeds Offer (as hereinafter defined) totals at least $10 million, the Company must, not later than the fifteenth Business Day of such month, make an offer (an "Excess Proceeds Offer") to purchase from the Holders on a pro rata basis an aggregate principal amount of Notes equal to the Excess Proceeds on such date (rounded down to the nearest $1,000), at a purchase price equal to 101% of the principal amount thereof, plus, in each case, accrued interest (if any) to the date of purchase (the "Excess Proceeds Payment").

     (c) The Company shall commence an Excess Proceeds Offer by mailing a notice to the Trustee and each Holder as of such record date as the Company shall establish (and delivering such notice to the Trustee at least five days prior thereto) stating: (i) that the Excess Proceeds Offer is being made pursuant to this "Limitation on Asset Sales" covenant and that all Notes validly tendered will be accepted for payment on a pro rata basis; (ii) the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the "Excess Proceeds Payment Date"); (iii) that any Note not tendered will continue to accrue interest; (iv) that, unless the Company defaults in the payment of the Excess Proceeds Payment, any Note accepted for payment pursuant to the Excess Proceeds Offer shall cease to accrue interest on or after the Excess Proceeds Payment Date; (v) that Holders electing to have any Note purchased pursuant to the Excess Proceeds Offer will be required to surrender such Note, together with the form entitled "Option of the Holder to Elect Purchase" on the reverse side of such Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Excess Proceeds Payment Date; (vi) that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third Business Day immediately preceding the Excess Proceeds Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of such Holder, the principal amount of Notes delivered for purchase and a statement that such Holder is withdrawing his election to have such Notes purchased; and (vii) that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or integral multiples thereof.

     (d) On the Excess Proceeds Payment Date, the Company shall: (i) accept for payment on a pro rata basis Notes or portions thereof tendered pursuant to the Excess Proceeds Offer; (ii) deposit one day prior to the Excess Proceeds Payment Date with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof so accepted; and (iii) deliver, or cause to be delivered, to the Trustee, all Notes or portions thereof so accepted, together with an Officers' Certificate specifying the Notes or portions thereof accepted for payment by the Company. The Paying Agent shall promptly mail to the Holders of Notes so accepted payment in an amount equal to the purchase price, and the Trustee shall promptly authenticate and mail to such Holders a new Note equal in principal amount to any unpurchased portion of the Note surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or integral multiples thereof. The Company will publicly announce the results of the Excess Proceeds Offer as soon as practicable after the Excess Proceeds Payment Date. For purposes of this "Limitation on Asset Sales" covenant, the Trustee shall act as the Paying Agent.

     (e) The Company will comply with Rule 14e-l under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in the event that the Company is required to repurchase Notes as described above. The Trustee shall not be responsible for determining whether compliance with such Rule 14e-1 is required or has been satisfied.

  Provision of Financial Statements

     So long as the Notes remain outstanding, the Company shall file with the Commission quarterly reports (containing unaudited financial statements) for the first three quarters of each fiscal year and annual reports (containing audited financial statements and an opinion thereon by the Company's independent certified public accountants) that it would be required to file under the Exchange Act if it had a class of securities listed on a national securities exchange. The Company shall mail such reports to each Holder of the Notes within 15 days of filing.

EVENTS OF DEFAULT

     An "Event of Default" occurs with respect to the Notes if: (i) the Company defaults in the payment of principal of (or premium, if any, on) any Note, when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise; (ii) the Company defaults in the payment of interest on any Note, as and when the same becomes due and payable, and such default continues for a period of 30 days; (iii) the Company defaults in the performance of or breaches any other covenant or agreement of the Company in the Indenture or under the Notes and such default or breach continues for a period of 30 consecutive days after written notice by the Trustee or the Holders of 25% or more in aggregate principal amount of the Notes; (iv) the Company or any Restricted Subsidiary fails to make (a) a principal payment of $10 million or more at the final (but not any interim) Stated Maturity of any issue of Indebtedness or (b) principal payments aggregating $10 million or more at the final (but not any interim) Stated Maturity of more than one issue of Indebtedness and, in the case of clause (a), such defaulted payment shall not have been made, waived or extended within 30 days of the payment default and, in the case of clause (b), all such defaulted payments shall not have been made, waived or extended within 30 days of the payment default that causes the amount described in clause (b) to exceed $10 million; (v) there occurs with respect to any Indebtedness of the Company or any Restricted Subsidiary having an outstanding principal amount, individually or in the aggregate, of $10 million or more, an event of default that has caused the holder or holders thereof, or representatives of such holder or holders, to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration; (vi) final judgments or orders (not covered by insurance) for the payment of money in excess of $10 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not so covered) shall be rendered against the Company or any Restricted Subsidiary and shall not be discharged, and there shall be any period of 30 consecutive days following entry of the final judgment or order in excess of $10 million individually or that causes the aggregate amount for all such final judgments or orders outstanding against all such Persons to exceed $10 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect; (vii) a court having jurisdiction in the premises enters a decree or order for (a) relief in respect of the Company or any Significant Subsidiary in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (b) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any Significant Subsidiary or for all or substantially all of the property and assets of the Company or any Significant Subsidiary or (c) the winding up or liquidation of the affairs of the Company or any Significant Subsidiary and, in each case, such decree or order shall remain unstayed and in effect for a period of 60 consecutive days; or (viii) the Company or any Significant Subsidiary (a) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (b) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any Significant Subsidiary or for all or substantially all of the property and assets of the Company or any Significant Subsidiary or (c) effects any general assignment for the benefit of creditors.

     If an Event of Default (other than an Event of Default specified in clause
(vii) or (viii) above that occurs with respect to the Company) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 25% of the aggregate principal amount of the Notes then outstanding, by written notice to the Company (and to the Trustee if such notice is given by such Holders (the "Acceleration Notice")), may, and the Trustee at the request of such Holders shall, declare the entire unpaid principal of, premium, if any, and accrued interest on the Notes to be due and payable. Upon a declaration of acceleration, such principal, premium, if any, and accrued interest shall become due and payable on the earlier of (x) an acceleration of Indebtedness under the Old Bank Credit Agreement and (y) the fifth day following such declaration (but only if the relevant Event of Default continues unremedied). In the event of a declaration of acceleration because an Event of Default set forth in clause (iv) or (v) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (iv) or (v) shall be remedied or cured by the Company or such Restricted Subsidiary or waived by the holders of the Indebtedness referred to in such clauses within 60 days after such declaration of acceleration. If an Event of Default specified in clause (vii) or (viii) above occurs with respect to the Company, all unpaid principal of, premium, if any, and accrued interest on the Notes then outstanding shall become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. The Holders of at least a majority in principal amount of the outstanding Notes, by written notice to the Company and to the Trustee, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if (i) all existing Events of Default (other than the nonpayment of the principal of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration) have been cured or waived and (ii) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. For information as to the waiver of defaults, see "Modification and Waiver".

     The Holders of at least a majority in aggregate principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that the Trustee is advised by counsel conflicts with law or the Indenture, that may cause the Trustee to suffer or incur personal liability or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders not joining in the giving of such direction. A Holder may not pursue any remedy with respect to the Indenture or the Notes unless: (i) the Holder gives to the Trustee written notice of a continuing Event of Default;
(ii) the Holders of at least 25% in aggregate principal amount of outstanding Notes make a written request to the Trustee to pursue the remedy; (iii) such Holder or Holders offer to the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense; (iv) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity, and (v) during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding Notes do not give the Trustee a direction that is inconsistent with the request. However, such limitations do not apply to the right of any Holder to receive payment of the principal of, premium, if any, or interest on the Notes, or to bring suit for the enforcement of any such payment, on or after the respective due dates expressed in the Notes, which rights shall not be impaired or affected without the consent of such Holder.

     The Indenture requires certain officers of the Company to certify, on or before a date not more than 120 days after the end of each fiscal year, that a review has been conducted of the activities of the Company and its Subsidiaries and the Company's and its Subsidiaries' performance under the Indenture and that the Company has fulfilled all obligations thereunder, or, if there has been a default in the fulfillment of any such obligation, specifying each such default and the nature and status thereof. The Company is also obligated to notify the Trustee of any default or defaults in the performance of any covenants or agreements under the Indenture.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Company shall not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially as an entirety in one transaction or a series of related transactions) to, any Person or permit any Person to merge with or into the Company (other than a merger of the Company with (but not into) a Restricted Subsidiary that is a Wholly Owned Subsidiary of the Company with a positive stockholder's equity determined in accordance with GAAP; provided that, in connection with any such merger, no consideration (other than common stock in the Company) shall be issued or distributed to the stockholders of the Company) unless: (i) the Company shall be the continuing Person, or the Person (if other than the Company) formed by such consolidation or into which the Company is merged or that acquires or leases such property and assets of the Company shall be a corporation organized and validly existing under the laws of the United States of America or any jurisdiction thereof and shall expressly assume, by supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all of the obligations of the Company on all of the Notes and under the Indenture; (ii) immediately after giving effect to such transaction, no Event of Default, and no event that after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing; (iii) immediately after giving effect to such transaction on a pro forma basis, the Company (or any Person that becomes the successor obligor on the Notes) shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the Company immediately prior to such transaction; (iv) immediately after giving effect to such transaction on a pro forma basis, the Company (or any Person that becomes the successor obligor on the Notes) shall be able to Incur at least $1.00 of additional Indebtedness pursuant to clause (i) of paragraph (a) of the "Limitation on Indebtedness" covenant; and (v) the Company delivers to the Trustee an Officers' Certificate (attaching the arithmetic computations to demonstrate compliance with clauses
(iii) and (iv)) and an Opinion of Counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture comply with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with.

DEFEASANCE

     The Indenture provides that the Company will be deemed to have paid and will be discharged from any and all obligations in respect of the Notes on the 123rd day after the deposit referred to below, and the provisions of such Indenture will no longer be in effect with respect to the Notes (except for, among other matters, certain obligations to register the transfer or exchange of the Notes, to replace stolen, lost or mutilated Notes, to maintain paying agencies and to hold monies for payment in trust) if, among other things, (A) the Company has deposited with the Trustee, in trust, money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Notes, (B) the Company has delivered to the Trustee (i) either an Opinion of Counsel to the effect that Holders will not recognize income, gain or loss for federal income tax purposes as a result of the Company's exercise of its option under this "Defeasance" provision and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred or a ruling directed to the Trustee received from the Internal Revenue Service to the same effect as the aforementioned Opinion of Counsel and (ii) an Opinion of Counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940 and after the passage of 123 days following the deposit, the trust fund will not be subject to the effect of Section 547 of the United States Bankruptcy Code or
Section 15 of the New York Debtor and Creditor Law, (C) immediately after giving effect to such deposit on a pro forma basis, no Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing on the date of such deposit or during the period ending on the 123rd day after the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which the Company is a party or by which the Company is bound, and (D) if at such time the Notes are listed on a national securities exchange, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Notes will not be delisted as a result of such deposit, defeasance and discharge.

     The Indenture further provides that the provisions of the Indenture will no longer be in effect with respect to clauses (iii) and (iv) under "Consolidation, Merger and Sale of Assets" and all the covenants described herein under "Covenants," clause (iii) under "Events of Default" with respect to such covenants and clauses (iii) and (iv) under "Consolidation, Merger and Sale of Assets", and clauses (iv), (v) and (vi) under "Events of Default" shall be deemed not to be Events of Default, upon, among other things, the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes, on the Stated Maturity of such payments in accordance with the terms of Indenture and the Notes the satisfaction of the provisions described in clauses (B)(ii), (C) and (D) of the preceding paragraph and the delivery by the Company to the Trustee of an Opinion of Counsel to the effect that, among other things, the Holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

     In the event the Company exercises its option to omit compliance with certain covenants and provisions of the Indenture with respect to the Notes as described in the immediately preceding paragraph and the Notes are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money and/or U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Notes at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Notes at the time of the acceleration resulting from such Event of Default. However, the Company shall remain liable for such payments.

MODIFICATION AND WAIVER

     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of not less that a majority in aggregate principal amount of the outstanding Notes;

provided, however, that no such modification or amendment may, without the consent of each Holder affected thereby, (i) change the Stated Maturity of the principal of, or any installment of interest on, any Note, (ii) reduce the principal amount of, premium, if any, or interest on, any Note or alter the redemption provisions with respect thereto, (iii) change the place or currency of payment of principal of, premium, if any, or interest on, any Note, (iv) impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or the Redemption
Date) of any Note, (v) reduce the above-stated percentage of outstanding Notes, the consent of whose Holders is necessary to modify or amend the Indenture, (vi) waive a default in the payment of principal of, premium, if any, or interest on the Notes, or (vii) reduce the percentage of aggregate principal amount of outstanding Notes the consent of whose Holders is necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults.

     The Holders of a majority in aggregate principal amount of the outstanding Notes may waive compliance by the Company with certain restrictive provisions of the Indenture.

NO PERSONAL LIABILITY OF INCORPORATORS, SHAREHOLDERS, OFFICERS, DIRECTORS OR EMPLOYEES

     The Indenture provides that no recourse for the payment of the principal of, premium, if any, or interest on any of the Notes, or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Company contained in the Indenture or in any of the Notes or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, or past, present or future shareholder, officer, director, employee or controlling person of the Company or of any successor thereof. Each Holder, by accepting such Notes, waives and releases all such liability.

THE TRUSTEE

     United States Trust Company of New York, the Trustee under the Indenture, is the initial paying agent and registrar for the Notes. United States Trust Company of New York is also the trustee under the Indenture relating to the Existing Notes.

     The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. If an Event of Default has occurred and is continuing, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

     The Indenture and provisions of the Trust Indenture Act of 1939, as amended, incorporated by reference therein, contain limitations on the rights of the Trustee thereunder, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that, if it acquires any conflicting interest (as hereinafter defined), it must eliminate such conflict upon the occurrence of an Event of Default or else resign.

GOVERNING LAW

     The Indenture and the Notes are governed by, and are to be construed in accordance with, the laws of the State of New York.

BOOK-ENTRY, DELIVERY AND FORM

     Except as set forth below, the Exchange Notes will initially be issued in the form of one Global Note (the "Global Note"). Upon issuance, the Global Note will be deposited with, or on behalf of, The Depository Trust Company (the "Depositary") and registered in the name of Cede & Co., as nominee of the Depositary (such nominee being referred to herein as the "Global Note Holder").

     The Depositary is a limited-purpose trust company that was created to hold securities for its participating organizations (collectively, the "Participants" or the "Depositary's Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. The Depositary's Participants include securities brokers and dealers (including the Initial Purchasers), banks and trust companies, clearing corporations and certain other organizations. Access to the Depositary's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants" or the "Depositary's Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of the Depositary only through the Depositary's Participants or the Depositary's Indirect Participants.

     The Company expects that pursuant to procedures established by the Depositary ownership of the Notes evidenced by the Global Note will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depositary (with respect to the interests of the Depositary's Participants), the Depositary's Participants and the Depositary's Indirect Participants. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to own, transfer or pledge Notes evidenced by the Global Note will be limited to such extent.

     So long as the Global Note Holder is the registered owner of any Notes, the Global Note Holder will be considered the sole Holder under the Indenture of any Notes evidenced by the Global Note. Beneficial owners of Notes evidenced by the Global Note will not be considered the owners or Holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records of the Depositary or for maintaining, supervising or reviewing any records of the Depositary relating to the Notes.

     Payments in respect of the principal of, premium, if any, and interest on any Notes registered in the name of the Global Note Holder on the applicable record date will be payable by the Trustee to or at the direction of the Global Note Holder in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the persons in whose names Notes, including the Global Note, are registered as the owners thereof for the purpose of receiving such payments. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Notes. The Company believes, however, that it is currently the policy of the Depositary to immediately credit the accounts of the relevant Participants with such payments, in amounts proportionate to their respective holdings of beneficial interests in the relevant security as shown on the records of the Depositary. Payments by the Depositary's Participants and the Depositary's Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practice and will be the responsibility of the Depositary's Participants or the Depositary's Indirect Participants.

  Certificated Notes

     If (i) the Company notifies the Trustee in writing that the Depositary is no longer willing or able to act as a depositary and the Company is unable to locate a qualified successor within 90 days or (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Notes in the form of Certificated Securities under the Indenture then, upon surrender by the Global Note Holder of its Global Note, Certificated Notes will be issued to each person that the Global Note Holder and the Depositary identify as being the beneficial owner of the related Notes.

     Neither the Company nor the Trustee will be liable for any delay by the Global Note Holder or the Depositary in identifying the beneficial owners of Notes and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note Holder or the Depositary for all purposes.

CERTAIN DEFINITIONS

     "Acquired Indebtedness" means Indebtedness of a Person existing at the time such Person became a Subsidiary.

     "Adjusted Consolidated Net Income" means, for any Person for any period, the aggregate net income (or loss) of such Person and its consolidated Subsidiaries for such period determined in accordance with GAAP, provided that the following items shall be excluded in computing Adjusted Consolidated Net Income (without duplication): (i) the net income (or loss) of any Person (other than a Subsidiary) in which such Person or any of its Subsidiaries has a joint interest with a third party, except to the extent of the amount of dividends or other distributions actually paid to such Person or any of its Subsidiaries by such other Person during such period, (ii) solely for the purpose of calculating the amount of Restricted Payments that may be pursuant to the first paragraph of the "Limitation on Restricted Payments" covenant described above (and in such case, except to the extent includible pursuant to clause (i) above), the net income (or loss) of any other Person accrued prior to the date it becomes a Subsidiary of such Person or is merged into or consolidated with such Person or any of its Subsidiaries or all or substantially all of the property and assets of such other Person are acquired by such Person or any of its Subsidiaries,
(iii) the net income (or loss) of any Subsidiary of such Person to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary of such net income is not at the time permitted by the operation of the terms of its charter or any agreement, instrument, judgement, decree, order, statute, rule or governmental regulation applicable to such Subsidiary, (iv) any gains or losses (on an after-tax basis) attributable to Asset Sales, (v) any amounts paid or accrued as dividends on Preferred Stock of any Subsidiary of such Person, and (vi) all extraordinary gains and extraordinary losses. Notwithstanding the foregoing, (x) solely for the purposes of calculating the Consolidated Fixed Charge Ratio (and in such case, except to the extent includible pursuant to clause (i) above), "Adjusted Consolidated Net Income" of the Company shall include the amount of all cash dividends received by the Company or any Subsidiary of the Company from an Unrestricted Subsidiary and (y) "Adjusted Consolidated Net Income" shall include gains attributable to sales of equipment made in connection with store renovations and improvements in an amount not to exceed $1 million in any fiscal year of the Company.

     "Affiliate" means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. Solely for the purpose of the definition of "Change of Control", the term "Affiliate" shall be deemed to include, with respect to Gustavo Cisneros and Ricardo Cisneros, any member or members of the family of either Gustavo Cisneros or Ricardo Cisneros or any trust primarily for the benefit of one or more such Persons.

     "Asset Acquisition" means (i) an investment by the Company or any of its Subsidiaries in any other Person pursuant to which such Person shall become a Subsidiary of the Company or any of its Subsidiaries or shall be merged into or consolidated with the Company or any of its Subsidiaries or (ii) an acquisition by the Company or any of its Subsidiaries of the property and assets of any Person (other than the Company or any of its Subsidiaries) that constitute substantially all of an operating unit or business of such Person.

     "Asset Disposition" means the sale or other disposition by the Company or any of its Subsidiaries (other than the Company or another Subsidiary of the Company) of (i) all or substantially all of the Capital Stock of any Subsidiary of the Company or (ii) all or substantially all of the property and assets that constitute an operating unit or business of the Company or any of its Subsidiaries.

     "Asset Sale" means, with respect to any Person, any sale, transfer or other disposition (including by way of merger, consolidation or sale-leaseback transactions) in one transaction or a series of related transactions by such Person or any of its Subsidiaries to any Person (other than to the Company or any of its Subsidiaries) of (i) all or any of the Capital Stock of any Subsidiary of such Person, (ii) all or substantially all of the property and assets of an operating unit or business of such Person or any of its Subsidiaries or (iii) any other property and assets of such Person or any of its Subsidiaries outside the ordinary course of business and, in each case, that is not governed by the provisions in the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the party and assets of the Company; provided that sales or other dispositions of inventory, receivables and other current assets in the ordinary course of business shall not be included within the meaning of such term.

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

     "Attributable Indebtedness" means, when used in connection with a sale-leaseback transaction referred to in the "Limitation on Sale-Leaseback Transactions" covenant described above, at any date of determination, the product of (i) the net proceeds from such sale-leaseback transaction and (ii) a fraction, the numerator of which is the number of full years of the term of the lease relating to the property involved in such sale-leaseback transaction (without regard to any options to renew or extend such term) remaining at the date of determination and the denominator of which is the number of full years of the term of such lease (without regard to any options to renew or extend such term) measured from the first day of such term.

     "Average Life" means, at any date of determination with respect to any debt security, the quotient obtained by dividing (i) the sum of the product of (a) the number of years from such date of determination to the dates of each successive schedule principal payment of such debt security and (b) the amount of such principal payment by (ii) the sum of all such principal payments.

     "Banks" means the lenders who are from time to time parties to the Old Bank Credit Agreement.

     "Board of Directors" means the Board of Directors of the Company or any committee of such Board of Directors duly authorized to act under the Indenture.

     "Business Day" means any day except a Saturday, Sunday or other day on which commercial banks in The City of New York, or in the city of the Corporate Trust Office of the Trustee, are authorized by law to close.

     "Capital Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designed, whether voting non-voting) of capital stock of such Person which is outstanding or issued on or after July 28, 1993, including, without limitation, all Common Stock and Preferred Stock.

     "Capitalized Lease" means, as applied to any Person, any lease of any property (whether real, personal or mixed) of which the discounted present value of the rental obligations of such Person as lessee, in accordance with GAAP, is required to be capitalized on the balance sheet of such Person; and "Capitalized Lease Obligation" means the rental obligations, as aforesaid, under such lease.

     "Change of Control" shall be deemed to have occurred at such time as (i)
(a) a "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act), other than Gustavo Cisneros, Ricardo Cisneros and their respective Affiliates, becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than 35% of the total voting power of the then outstanding Voting Stock of the Company or Holdings and (b) Gustavo Cisneros, Ricardo Cisneros and their respective Affiliates beneficially own, directly or indirectly, less than 50% of the total voting power of the then outstanding Voting Stock of the company; or (ii) at any time when Gustavo Cisneros, Ricardo Cisneros or their respective Affiliates beneficially own, directly or indirectly, less than 50% of the total voting power of the then outstanding Voting Stock of the Company, individuals who at the beginning of any period of two consecutive calendar years constituted the board of directors of the Company or Holdings (together with any new directors whose election by the board of directors of the Company or Holdings or whose nomination for election by the shareholders of the Company or Holdings was approved by a vote of at least a majority of the members of the board of directors of the Company or Holdings then still in office who either were members of the board of directors of the Company or Holdings at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of the board of directors of the Company or Holdings, as the case may be.

     "Common Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of common stock of such Person which is outstanding or issued on or after July 28, 1993, including, without limitation, all series and classes of such common stock.

     "Consolidated EBITDA" means, with respect to any Person for any period, the sum of the amounts for such period of (i) Adjusted Consolidated Net Income, (ii) Consolidated Fixed Charges, (iii) income taxes (calculated excluding the effect of extraordinary and nonrecurring gains or losses on sales of assets),

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

(iv) depreciation expense, (v) amortization expense and (vi) all other noncash items reducing Adjusted Consolidated Net Income, less all noncash items increasing Adjusted Consolidated Net Income, all as determined on a consolidated basis for such Person and its consolidated Subsidiaries in conformity with GAAP; provided that, if a Person has any Subsidiary that is not a Wholly Owned Subsidiary of such Person, Consolidated EBITDA of such Person shall be reduced by an amount equal to the Adjusted Consolidated Net Income of such Subsidiary multiplied by the quotient of (x) the number of shares of outstanding Common Stock of such Subsidiary not owned on the last day of such period by such Person or any Subsidiary of such Person divided by (y) the total number of shares of outstanding Common Stock of such Subsidiary on the last day of such period.

     "Consolidated Fixed Charges" means, with respect to any Person for any period, without duplication, the sum of (i) Consolidated Interest Expense, (ii) all but the principal component in respect of Capitalized Lease Obligations, and
(iii) cash dividends payable on Preferred Stock issued by a Subsidiary of such Person and on Redeemable Stock, determined on a consolidated basis for such Person and its consolidated Subsidiaries in accordance with GAAP (except as otherwise expressly specified herein) excluding, however, any such amounts of any Subsidiary of such Person if the net income (or loss) of such Subsidiary for such period is excluded in the calculation of Adjusted Consolidated Net Income for such Person pursuant to clause (iii) of the definition thereof (but only in the same proportion as the net income (or loss) of such Subsidiary is excluded from the calculation of Adjusted Consolidated Net Income for such Person pursuant to clause (iii) of the definition thereof).

     "Consolidated Fixed Charge Ratio" means, with respect to any Person on any Transaction Date, the ratio of (i) the aggregate amount of Consolidated EBITDA of such Person for the four fiscal quarters for which financial information in respect thereof is available immediately prior to such Transaction Date (the "Reference Period") to (ii) the aggregate Consolidated Fixed Charges of such Person during the Reference Period. In making the foregoing calculation, (a) pro forma effect shall be given to any Indebtedness Incurred during or after the Reference Period and on or before the Transaction Date, to the extent such Indebtedness is outstanding at the Transaction Date, in each case as if such Indebtedness had been Incurred on the first day of the Reference Period and after giving effect to the application of the proceeds thereof; (b) Consolidated Interest Expense attributable to interest on any Indebtedness (whether existing or being Incurred) computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the date of computation (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months) had been the applicable rate for the entire period; (c) there shall be excluded from Consolidated Interest Expense any amounts relating to Indebtedness that was outstanding during or after the Reference Period or thereafter but which is not outstanding or which has been or is to be repaid with the proceeds of other Indebtedness Incurred during or after the Reference Period and on or before the Transaction Date; (d) pro forma effect shall be given to Asset Dispositions and Asset Acquisitions that occur during or after the Reference Period and on or before the Transaction Date as if they had occurred on the first day of the Reference Period; (e) pro forma effect shall be given, in the same manner as provided in the foregoing clause (d), to asset dispositions and asset acquisitions made by any Person that has become a Subsidiary of the Company or has been merged with or into the Company or any Subsidiary of the Company during or after the Reference Period and on or before the Transaction Date and that would have been Asset Dispositions or Asset Acquisitions had such transactions occurred when such Person was a Subsidiary of the Company; and (f) with respect to any Reference Period commencing prior to the date of consummation of the Refinancing Plan, the Refinancing Plan shall be deemed to have taken place on the first day of the Reference Period.

     "Consolidated Interest Expense" means, with respect to any Person for any period, the aggregate amount of interest in respect of Indebtedness (including amortization of OID on any Indebtedness and the interest portion of any deferred payment obligation, calculated in accordance with the effective interest method of accounting; all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, and the net costs associated with Interest Rate Agreements); excluding, however, any premiums, fees and expenses (and any amortization thereof) payable in connection with the

Refinancing Plan, all as determined for such Person and its consolidated Subsidiaries on a consolidated basis in conformity with GAAP.

     "Consolidated Net Tangible Assets" means, at any date of determination, the total amount of assets of the Company and its Subsidiaries (less applicable depreciation, amortization and other valuation reserves), except to the extent resulting from write-ups of capital assets (excluding write-ups in connection with accounting for acquisitions in conformity with GAAP), after deducting therefrom (i) all current liabilities of the Company and its consolidated Subsidiaries (excluding intercompany items) and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the then most recently available consolidated balance sheet of the Company and its consolidated Subsidiaries prepared in conformity with GAAP.

     "Consolidated Net Worth" means, at any date of determination, stockholders' equity as set forth on the then most recently available consolidated balance sheet of the Company and its consolidated Subsidiaries (which shall be as of a date not more than 60 days prior to the date of such computation), less any amounts attributable to Redeemable Stock or any equity security convertible into or exchangeable for Indebtedness, the cost of treasury stock and the principal amount of any promissory notes receivable from the sale of Capital Stock of the Company or any of its Subsidiaries, each item to be determined in conformity with GAAP (excluding the effects of foreign currency exchange adjustments under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 52).

     "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement destined to protect the Company or any of its Subsidiaries against fluctuations in currency values to or under which the Company or any of its Subsidiaries is a party or a beneficiary on July 28, 1993 or becomes a party or beneficiary thereafter.

     "GAAP" means generally accepted accounting principles in the United States of America as in effect as of July 28, 1993 applied on a basis consistent with the principles, methods, procedures and practices employed in the preparation of the Company's audited financial statements, including, without limitation, those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the Indenture shall be computed in conformity with GAAP.

     "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

     "Holder" or "Securityholder" means the registered holder of any Note.

     "Incur" means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness; provided that neither the accrual of interest (whether such interest is payable in cash or kind) nor the accretion of OID shall be considered an Incurrence of Indebtedness.

     "Indebtedness" means, with respect to any Person at any date of determination (without duplication), (i) all indebtedness of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto), (iv) all

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

obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade Payables, (v) all obligations of such Person as lessee under Capitalized Leases, (vi) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided that the amount of such Indebtedness shall be the lesser of (a) the fair market value of such asset at such date of determination and (b) the amount of such Indebtedness, (vii) all Indebtedness of other Persons Guaranteed by such Person to the extent such Indebtedness is Guaranteed by such Person, (viii) to the extent not otherwise included in this definition, all obligations of such Person under Currency Agreements and Interest Rate Agreements and (ix) all Preferred Stock of Subsidiaries and all Redeemable Stock, valued in each case at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date; provided that the amount outstanding at any time of any Indebtedness issued with OID is the face amount of such Indebtedness less the remaining unamortized portion of the OID of such Indebtedness at such time as determined in conformity with GAAP.

     "Interest Rate Agreement" means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement designed to protect the Company or any of its Subsidiaries against fluctuations in interest rates to or under which the Company or any of its Subsidiaries is a party or a beneficiary on July 28, 1993 or becomes a party or a beneficiary thereafter.

     "Investment" means, with respect to any Person, any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of such Person or its Subsidiaries) or other extension of credit or capital contribution to any other Person (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such Person of Capital Stock, bonds, notes, debentures or other similar instruments issued by any other Person. For purposes of the definition of "Unrestricted Subsidiary" and the "Limitation on Restricted Payments" covenant described above, (i) the amount of any "Investment" in any Unrestricted Subsidiary shall include the fair market value of the net assets of any Subsidiary of the Company at the time that such Subsidiary of the Company is designated an unrestricted Subsidiary and the fair market value of the net assets of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary of the Company shall be treated as a reduction in Investments in Unrestricted Subsidiaries, subject to the limitation set forth in clause (3) of the first paragraph of the "Limitation on Restricted Payments" covenant described above and (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time such transfer, in each case as determined by the Board of Directors in good faith.

     "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof, any sale with recourse against the seller or any Affiliate of the seller, or any agreement to give any security interest).

     "Net Cash Proceeds" means, with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to the Company or any Subsidiary of the Company) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of (i) brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale, (ii) provisions for all taxes (whether or not such taxes will actually be paid or are payable) as a result of such Asset Sale computed without regard to the consolidated results of operations of the Company and its Subsidiaries, taken as a whole, (iii) payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale that is either (a) secured by a Lien on the property or assets sold or (b) required to be paid as a result of such sale and

(iv) appropriate amounts to be provided by the Company or any Subsidiary of the Company as a reserve against liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in conformity with GAAP.

     "Old Bank Credit Agreement" means the Credit Agreement dated as of July 21, 1993, as amended, among Holdings, the Company, Pueblo and The Chase Manhattan Bank (National Association) and Scotiabank de Puerto Rico as Administrative Agents for the Banks party thereto, together with the related documents thereto (including, without limitation, any guarantees and security documents), which may consist of a term loan facility and a revolving credit facility, in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented, replaced, refinanced or otherwise modified from time to time (including pursuant to the New Bank Credit Agreement).

     "Permitted Liens" means (i) Liens for taxes, assessments, governmental charges or claims that are being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made; (ii) statutory Liens of landlords and carriers, warehousemen, mechanics, supplies, materialmen, repairmen or other similar Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made; (iii) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security; (iv) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, bankers' acceptances, surety and appeal bonds, government contracts, performance and return of money bonds and other obligations of a similar nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money); (v) easements, rights-of-way, municipal and zoning ordinances and similar charges, encumbrances, title defects or other irregularities that do not materially interfere with the ordinary course of business of the Company or any of its Subsidiaries; (vi) Liens (including extensions and renewals thereof) upon real or tangible personal property acquired after July 28, 1993; provided that (a) such Lien is created solely for the purpose of securing Indebtedness Incurred (1) to finance the cost (including the cost or improvement or construction) of the item of property or assets subject thereto and such Lien is created prior to, at the time of or within 12 months after the later of the acquisition, the completion of construction or the commencement of full operation of such property or (2) to refinance any Indebtedness previously so secured, (b) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such cost and (c) any such Lien shall not extend to or cover any property or assets other than such item of property or assets and any improvements on such item; (vii) leases or subleases granted to others that do not materially interfere with the ordinary course of business of the Company or any of its Subsidiaries; (viii) Liens encumbering property or assets under construction arising from obligations of the Company or any of its Subsidiaries to make progress or partial payments relating to such property or assets, (ix) any interest or title of a lessor in the property subject to any Capitalized Lease; provided that any sale-leaseback transaction related thereto complies with the "Limitation on Sale-Leaseback Transactions" covenant described above; (x) Liens arising from filing Uniform Commercial Code financing statements, chattel mortgages or similar documents regarding leases or by vendors in respect of inventory on which "advance money" has been paid; (xi) Liens on property of, or on shares of stock or Indebtedness of, any corporation existing at the time such corporation becomes, or becomes a part of, any Restricted Subsidiary; (xii) Liens in favor of the Company or any Restricted Subsidiary; (xiii) Liens on any facilities, equipment or other property of the Company or any Subsidiary of the Company in favor of the United States of America or any State, or any department, agency, instrumentality or political subdivision thereof (including the Commonwealth of Puerto Rico and the United States Virgin Islands), in connection with the issuance of industrial revenue bonds or on any equipment or other property designed primarily for the purpose of air, or water pollution control; provided, that any such Lien on such facilities, equipment or other property shall not apply to any other assets of the Company or such Subsidiary of the Company; (xiv) Liens arising from the rendering of a final judgment or order against the Company or any Subsidiary of the Company that does not give rise to an Event of Default; (xv) Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof; (xvi) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods; (xvii) Liens encumbering customary initial deposits and margin deposits, and other Liens that are either within the general parameters customary in the industry and incurred in the ordinary course of business or otherwise permitted under the terms of the Old Bank Credit Agreement, in each case securing Indebtedness under Interest Rate Agreements and Currency Agreements and forward contracts, options, futures contracts, futures options or similar agreements or arrangements designed to protect the Company or any of its Subsidiaries from fluctuations in the price of commodities; (xviii) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Company or any or its Subsidiaries in the ordinary course of business in accordance with the past practices of the Company and its Subsidiaries prior to July 28, 1993; (xix) Liens on or sales of receivables; (xx) Liens on assets of Restricted Subsidiaries permitted by the Old Bank Credit Agreement as in effect on July 28, 1993 and other such Liens that are not materially more restrictive (in terms of, without limitation, the amount secured by such Lien and the scope of such Lien) than such Liens permitted by the Old Bank Credit Agreement; and (xxi) Liens on assets of Restricted Subsidiaries securing Indebtedness and other obligations permitted under clause (xiii) in part (a) of the "Limitation on Indebtedness" covenant.

     "Person" means an individual, a corporation, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

     "Preferred Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of preferred or reference stock of such Person which is outstanding or issued on or after July 28, 1993, including, without limitation, all series and classes of such preferred or preference stock.

     "Redeemable Stock" means any class or series of Capital Stock of any Person that by its terms or otherwise is (i) required to be redeemed prior to the Stated Maturity of the Initial Notes, (ii) redeemable at the option of the holder of such class or series of Capital Stock at any time prior to the Stated Maturity of the Notes or (iii) convertible into or exchangeable for Capital Stock referred to in clause (i) or (ii) above or Indebtedness having a scheduled maturity prior to the Stated Maturity of the Notes; provided that any Capital Stock that would not constitute Redeemable Stock but for provisions thereof giving holders thereof the right to require the Company to repurchase or redeem such Capital Stock upon the occurrence of an "asset sale" or a "change of control" occurring prior to the Stated Maturity of the Notes shall not constitute Redeemable Stock if the "asset sale" or "change of control" provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in the "Limitation on Asset Sales" and "Repurchase of Notes upon Change of Control" covenants described above and such Capital Stock specifically provides that the Company will not repurchase or redeem any such Capital Stock pursuant to such provisions prior to the Company's repurchase of Notes required to be repurchased by the Company under the "Limitation on Asset Sales" or "Repurchase of Notes upon Change of Control" covenants described above.

     "Restricted Subsidiary" means any Subsidiary of the Company other than an Unrestricted Subsidiary.

     "Significant Subsidiary" means, at any date of determination, any Subsidiary of the Company that, together with its Subsidiaries, (i) for the most recent fiscal year of the Company, accounted for more than 10% of the consolidated revenues of the Company or (ii) as of the end of such fiscal year, was the owner of more than 10% of the consolidated assets of the Company, all as set forth on the most recently available consolidated financial statements of the Company for such fiscal year.

     "Stated Maturity" means, with respect to any debt security or any installment of interest thereon, the date specified in such debt security as the fixed date on which any principal of such debt security or any such installment of interest is due and payable.

     "Subsidiary" means, with respect to any Person, any corporation, association or other business entity of which more than 50% of the outstanding voting Stock is owned, directly or indirectly, by the Company or by one or more other Subsidiaries of the Company, or by such Person and one or more other Subsidiaries of such

Person; provided that, except as the term "Subsidiary" is used in the definition of "Unrestricted Subsidiary" described above, an Unrestricted Subsidiary shall not be deemed to be a Subsidiary of the Company.

     "Trade Payables" means, with respect to any Person, any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person or any of its Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods or services.

     "Transaction Date" means, with respect to the Incurrence of any Indebtedness by the Company or any of its Subsidiaries, the date such Indebtedness is to be Incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

     "Unrestricted Subsidiary" means (i) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary of the Company) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided that either (a) the Subsidiary to be so designated has total assets of $1,000 or less or (b) if such Subsidiary has assets greater than $1,000, that such designation would be permitted under the "Limitation on Restricted Payments" covenant described above. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary of the Company; provided that immediately after giving effect to such designation (1) the Company could Incur $1.00 of additional Indebtedness under the clause (i) in part (a) of the "Limitation on Indebtedness" covenant described above and (2) no Event of Default, or event or condition that through the giving of notice or the lapse of time or both would become an Event of Default, shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by filing promptly with the Trustee a copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation compiled with the foregoing provisions.

     "Voting Stock" means, with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors of such Person.

     "Wholly Owned Subsidiary" means, with respect to any Person, any Subsidiary of such Person if all of the Common Stock or other similar equity ownership interests (but not including Preferred Stock) in such Subsidiary (other than any director's qualifying shares or Investments by foreign nationals mandated by applicable law) is owned directly or indirectly by such Person.

                    DESCRIPTION OF NEW BANK CREDIT AGREEMENT

     The following summary of the New Bank Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the New Bank Credit Agreement a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

     As part of the Refinancing Plan, Pueblo amended and restated its Old Bank Credit Agreement. The New Bank Credit Agreement, under which The Bank of Nova Scotia and NationsBank, N.A. (South) are acting as agents for the lending institutions thereunder, provides for borrowings in the aggregate principal amount of up to $65.0 million. The revolving facility will terminate on February 1, 2003.

     The obligations of Pueblo under the New Bank Credit Agreement are guaranteed by the Company and secured by a pledge of the assets of the Company's subsidiaries and by the capital stock of, and intercompany notes issued by, the Company's subsidiaries. Subject to certain exceptions, the New Bank Credit Agreement requires that (i) 100% of the net cash proceeds in excess of $1,000,000 received from the sale of assets (excluding two properties in Florida to be transferred to a related party pursuant to the Refinancing Plan) by the Company or its subsidiaries which have not been reinvested within one year, (ii) 100% of the net cash proceeds received from the issuance of certain debt by the Company or its subsidiaries and (iii) 60% of the net cash proceeds received from the issuance of equity by the Company be applied to reduce outstanding loans and commitments under the facilities. Amounts outstanding under the New Bank Credit Agreement will bear interest at a rate based, at Pueblo's option, upon either
(i) the Base Rate (as defined in the New Bank Credit Agreement) plus an interest margin of 1.25%, or (ii) LIBOR (the London Interbank Offered Rate) plus an interest margin of 2.25%. These interest margins will be subject to decrease based upon the Company's achievement of certain ratios of consolidated indebtedness to EBITDA.

     The New Bank Credit Agreement contains a number of financial, affirmative and negative covenants that regulate Pueblo's operations. Financial covenants require maintenance of ratios of total funded debt and senior debt to EBITDA, and minimum interest coverage. Negative covenants restrict, among other things, the incurrence of debt, the existence of liens, transactions with affiliates, loans, advances and investments by the Company, payment of dividends and other distributions to shareholders, dispositions of assets, mergers, consolidations and dissolutions, contingent liabilities, changes in business and acquisitions. The New Bank Credit Agreement also contains an exception to the restriction on the payment of dividends which provides that so long as no Default or Event of Default exists, or would exist as a result thereof, Pueblo is permitted to pay cash dividends to the Company in an aggregate amount necessary to pay interest on the Notes then due and payable in accordance with the terms thereof.

                       INITIAL NOTES REGISTRATION RIGHTS

     Pursuant to the Registration Rights Agreement the Company has agreed, for the benefit of the holders of the Initial Notes, at the expense of the Company, to (i) file on or prior to the 30th calendar day following the Closing Date a registration statement (the "Exchange Offer Registration Statement") with the Commission with respect to a registered offer (the "Exchange Offer") to exchange the Initial Notes for the Exchange Notes, to be issued under the Indenture in the same aggregate principal amount as and with terms that will be identical in all respects to the Initial Notes (except for certain transfer restrictions, registration rights and penalty interest provisions and (ii) use its best efforts to cause the Exchange Offer Registration Statement to be declared effective under the Securities Act on or prior to the 90th calendar day following the Closing Date and (iii) use its best efforts to consummate the Exchange Offer on or prior to the 120th calendar day following the Closing Date. The Company will keep the Exchange Offer open for not less than 30 days and not more than 45 days (or longer if required by applicable law) after the date notice of the Exchange Offer is mailed to the holders of the Initial Notes. For each Initial Note tendered to the Company pursuant to the Exchange Offer and not validly withdrawn by the holder thereof, the holder of such Initial Note will receive an Exchange Note having a principal amount equal to the principal amount of such surrendered Initial Note.

     The Company is making the Exchange Offer in reliance on the position of the staff of the Commission as set forth in certain no-action letters addressed to other parties in other transactions. However, the Company has not sought its own no-action letter and there can be no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Offer in such other circumstances. Based upon these interpretations by the staff of the Commission and subject to the immediately following sentence, the Company believes that the Exchange Notes may be offered for resale, resold and otherwise transferred by the holders thereof without further compliance with the registration and prospectus delivery provisions of the Securities Act. However, any holder of Initial Notes who is an "affiliate" of the Company or has any arrangement or understanding with any person to participate in the distribution of the Exchange Notes (i) will not be able to rely on the interpretation by the staff of the Commission set forth in the above-mentioned no-action letters, (ii) will not be able to tender its Initial Notes in the Exchange Offer and (iii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the Initial Notes unless such sale or transfer is made pursuant to an exemption from such requirements.

     Each holder of Initial Notes who wishes to exchange Initial Notes for Exchange Notes will be required to represent that (i) it is not an affiliate of the Company, (ii) any Exchange Notes to be received by it were acquired in the ordinary course of its business and (iii) at the time of commencement of the Exchange Offer, it has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the Exchange Notes. In addition, in connection with any resales of Exchange Notes, any broker-dealer who acquired the Initial Notes for its own account as a result of market-making activities or other trading activities must deliver a prospectus meeting the requirements of the Securities Act. The Commission has taken the position that broker-dealers may fulfill their prospectus delivery requirements with respect to the Exchange Notes (other than a resale of an unsold allotment from the original sale of the Notes) with the prospectus contained in the Exchange Offer Registration Statement. Under the Registration Rights Agreement, the Company is required to allow broker-dealers to use the prospectus contained in the Exchange Offer Registration Statement in connection with the resale of such Exchange Notes.

     In the event that any changes in law or applicable interpretations of the staff of the Commission do not permit the Company to effect the Exchange Offer, or if for any reason the Exchange Offer is not consummated within 120 days of the Closing Date or in certain other circumstances, the Company will, at its expense, (i) as promptly as practicable, and in any event on or prior to 30 days after such filing obligation arises, file with the Commission a Shelf Registration Statement covering resales of the Initial Notes, (ii) use its best efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act on or prior to 45 days after such filing occurs and (iii) keep effective the Shelf Registration Statement until two years after its effective date (or such shorter period that will terminate when all the Initial Notes covered thereby have been sold pursuant thereto or in certain other circumstances). The Company will, in the event of the filing of a Shelf Registration Statement, provide to each holder of the Initial Notes covered by the Shelf Registration Statement copies of the prospectus that is a part of the Shelf Registration Statement, notify each such holder when the Shelf Registration Statement for the Initial Notes has become effective and take certain other actions as are required to permit unrestricted resales of the Initial Notes. A holder of Initial Notes that sells such Initial Notes pursuant to the Shelf Registration Statement generally will be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to the purchaser, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement that are applicable to such Holder (including certain indemnification obligations). In addition, each holder of the Initial Notes will be required to deliver certain information to be used in connection with the Shelf Registration Statement in order to have its Initial Notes included in the Shelf Registration Statement.

     In the event that either (a) the Exchange Offer Registration Statement is not filed with the Commission on or prior to the 30th calendar day following the Closing Date or (b) the Exchange Offer is not consummated or a Shelf Registration Statement is not declared effective on or prior to the 120th calendar day following the Closing Date, the interest rate borne by the Initial Notes will be increased by 0.25 percent per annum for the first 30 days following the 30-day period referred to in clause (a) above or the first 90 days following the 120-day period referred to in clause (b) above. Such interest will increase by an additional 0.25 percent per annum at the beginning of each subsequent 30-day period in the case of clause (a) above or 90-day period in the case of clause (b) above; provided, however, that in no event will the interest rate borne by the Initial Notes be increased by more than 1.5 percent. Upon the filing of the Exchange Offer Registration Statement, the consummation of the Exchange Offer or the effectiveness of a Shelf Registration Statement, as the case may be, the interest rate borne by the Initial Notes from the date of such filing, consummation or effectiveness, as the case may be, will be reduced to the original interest rate set forth on the cover of this Prospectus; provided, however, that, if after any such reduction in interest rate, a different event specified in clause (a) or (b) above occurs, the interest rate may again be increased pursuant to the foregoing provisions.

     The summary herein of certain provisions of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

                                    TAXATION

     The following is a general summary of certain material U.S. federal income tax consequences of the purchase, ownership and disposition of the Notes, applicable to holders of Notes who purchased the Notes pursuant to the Offering at the price at which the Notes were sold pursuant to the Offering. The summary is based on U.S. federal income tax laws, regulations, rulings and decisions now in effect, all of which are subject to change, possibly with retroactive effect. This summary also is based on the information included in this Prospectus and the related documents and on certain representations from the Company and the Initial Purchasers as to factual matters. This summary is only for United States Holders (as defined below) who hold the Notes as capital assets and not for sale to customers in the ordinary course of a trade or business. This discussion does not cover all aspects of U.S. federal taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, particular holders and does not address state, local and foreign tax consequences.

     The Company has not sought and will not seek any rulings from the Internal Revenue Service (the "IRS") with respect to the positions of the Company discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the purchase, holding or disposition of the Notes or that any such position would not be sustained by a court.

     The tax treatment of a holder of Notes may vary depending on his particular situation or status. Certain holders (including insurance companies, tax-exempt organizations, financial institutions, dealers in securities or foreign currency, persons that hold the Notes as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes, persons that have a "functional currency" other than the U.S. dollar, investors in pass-through entities and holders who are not United States Holders) may be subject to special rules not discussed below. HOLDERS OF NOTES ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES OF PURCHASING THE NOTES AND OF THE CONTINUED HOLDING AND DISPOSITION OF THE NOTES.

     As used herein, a "United States Holder" is (i) an individual citizen or resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is includible in its gross income for U.S. federal income tax purposes without regard to its source.

TAXATION OF THE NOTES

  Original Issue Discount

     The Notes were issued with OID for U.S. federal income tax purposes. United States Holders of debt instruments must include OID in ordinary gross income as it accrues, under the constant yield method, regardless of their regular method of accounting. OID equals the amount by which the stated redemption price at maturity ("SRPM") of a debt instrument exceeds the instrument's "issue price," provided such excess exceeds a statutory de minimis amount. The SRPM of a debt instrument includes all payments of principal and interest on the instrument other than qualified stated interest ("QSI"), which is stated interest that is unconditionally payable in cash or other property (other than debt instruments of the issuer) at least annually at a single fixed rate (or certain variable rates). All interest payments on the Notes will be payments of QSI. The issue price of the Notes will equal the first price at which a substantial amount of Notes is sold for cash (other than to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers).

     Each holder of Notes that are issued with OID generally will be required to include in gross income an amount equal to the sum of the daily portions of OID on the Notes for all days during the taxable year in which such holder holds the Notes. The daily portions of OID are determined by allocating to each day during an accrual period a ratable portion of OID attributable to that accrual period. The amount of OID attributable to each full accrual period is equal to the product of the adjusted issue price ("AIP") of the Notes at the beginning of the accrual period and the yield to maturity of the Notes (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period). Except for the first accrual period which begins on the issue date and ends on August 1, 1997, the Notes have six month accrual periods that end on August 1 and February 1 of each year for so long as the Notes are outstanding. The AIP of the Notes at the beginning of an accrual period is the original issue price of the Notes plus the aggregate amount of OID that has accrued in all prior accrual periods. The yield to maturity is the discount rate that, when used in computing the present value of all principal and interest payments to be made on the Notes, produces an amount equal to their issue price. A holder increases its basis in the Notes by the amount of any OID included in income.

     If a holder purchases Notes at a premium (i.e., for an amount greater than the SRPM), the holder does not include any OID in gross income. If a holder purchases Notes for an amount less than the SRPM but greater than the AIP, the holder is required to include the daily portion of OID in income like an original holder, but the daily portion of OID which the holder must include in income will be reduced by an amount equal to the daily portion multiplied by a fraction, the numerator of which is equal to the excess of the holder's cost of the Notes over the holder's adjusted basis in the Notes and the denominator of which is equal to the excess of the sum of all payments (other than QSI) on the Notes after the date such Notes are purchased by the holder over the AIP of such Notes.

     Information with respect to OID, if any, accruing during the calendar year, as well as interest paid during that year is required to be furnished to the Internal Revenue Service and to holders of Notes that are not exempt from the reporting requirements. This information will be based upon the adjusted issue price of the debt instrument as if the holder were the original holder of the debt instrument. Accordingly, a holder who purchases the Notes for an amount other than the adjusted issue price or purchases the Notes on a date other than the beginning of an accrual period will be required to determine the amount of OID, if any, required to be included in gross income for U.S. federal income tax purposes. A holder's aggregate includible income may vary, depending upon the amount paid for the Notes.

  Market Discount

     The Notes will have market discount to the extent they are acquired for an amount less than their adjusted issue price as of the purchase date, unless such market discount is less than a specified de minimis amount. If a holder of Notes with market discount recognizes gain on the sale, exchange or other disposition of the Notes, all or a portion of that gain will be taxed to the holder as ordinary interest income to the extent of any accrued market discount. In addition, if the holder of Notes receives a partial principal payment with respect to the Notes, all or a portion of that partial principal payment will be treated as ordinary interest income to the extent of accrued market discount.

     Market discount generally accrues under a ratable method determined by the product of total market discount and the ratio of days held to the total days after the date of acquisition up to (and including) the date of maturity of the Notes. In lieu of the ratable method of accrual, a holder may elect to compute accrued market discount on the basis of a constant interest rate, i.e., taking into account the compounding of interest. Further, a purchaser of Notes with market discount may be required to defer recognition of all or a portion of interest expense attributable to any indebtedness incurred or continued to purchase or carry the Notes. The amount of this deferred interest expense would not exceed the market discount accrued for the year and generally is allowed as a deduction not later than the year in which the related market discount income is recognized.

     A holder of Notes with market discount may elect to include currently market discount in gross income as the discount accrues. This current inclusion election applies to all other debt instruments with market discount acquired on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. If such an election is made, the foregoing rules with respect to the recognition of ordinary income on sales and other dispositions of the Notes with market discount and deferral of interest on related indebtedness will not apply.

  Bond Premium

     If a holder acquires the Notes at a premium (i.e., for an amount greater than the SRPM), the holder does not include OID in gross income and the holder may amortize such premium as an offset against interest payments made on the Notes. The amount of amortizable bond premium is generally the excess of the amount paid by the holder for the Notes over the SRPM of the Notes. The amount of premium that is amortizable as an offset against each interest payment is determined using a constant yield method. A holder may amortize premium only if the holder makes (or has made) a timely election. Such election, if made, would apply to all debt instruments held at the beginning of the first tax year to which the election applies or subsequently acquired by the electing holder and could not be revoked without the consent of the IRS.

  Interest Accrual Election

     Any holder of Notes may elect to treat all interest on the Notes as OID and calculate the amount includible in gross income under the constant yield method. For purposes of this election, interest includes stated interest, acquisition discount, OID, de minimis OID, market discount, de minimis market discount and unstated interest, all as adjusted by any amortizable bond premium or acquisition premium. If a holder makes this election for Notes with market discount or amortizable bond premium, the election is treated as an election under the market discount or amortizable bond premium provisions, described above, and the electing holder will be required to include market discount in income currently or amortize bond premium for all of its other debt instruments with market discount or amortizable bond premium, respectively, acquired during such tax year or in any subsequent tax year. The election is to be made for the taxable year in which the holder acquired the Notes and may not be revoked without the consent of the IRS. A holder of Notes should consult with his or her own tax advisor about this election.

  Sale or Exchange

     In general, a holder of Notes will recognize gain or loss upon the sale, exchange, redemption, retirement or other disposition of the Notes measured by the difference between the amount realized on the disposition and the holder's adjusted basis in the Notes. In general, a holder of a Note will have an adjusted tax basis for the Note equal to the Note's cost, increased by the amount of OID previously included in gross income by the holder and reduced by prior payments of principal or, to the extent previously included in income and reflected in the holder's adjusted tax basis, interest made to the holder in respect of such Note. Subject to the market discount rules discussed above, such gain or loss generally will be capital gain or loss and will be long-term if the holder holds the Notes for more than one year prior to disposition. Capital losses are subject to limitations on deductibility for U.S. federal income tax purposes.

  Exchange Offer

     An exchange of Notes for Exchange Notes pursuant to the Exchange Offer will not be a taxable event for U.S. federal income tax purposes. Receipt of Exchange Notes will be treated as a continuation of the original investment in the Notes. Similarly, there would be no U.S. federal income tax consequences to a holder of Notes that does not participate in the Exchange Offer. In the event that the Company fails to register the Notes pursuant to an effective registration statement as described under "Initial Notes Registration Rights," additional interest payable on the Notes in the manner described therein will be includible in the gross income of United States Holders.

  Backup Withholding

     A holder may be subject to backup withholding at a rate of 31% with respect to certain "reportable payments," which include payments of interest and any call premium, and, under certain circumstances, principal payments, on the Notes. These backup withholding rules apply if such holder, among other things,
(i) fails to furnish a social security number or other taxpayer identification number ("TIN") certified under penalties of perjury to the person subject to the requirement to backup withhold, (ii) furnishes an incorrect TIN to such person,
(iii) fails to report properly interest or dividends, or (iv) under certain circumstances, fails to provide to such person a certified statement, signed under penalty of perjury, that the TIN furnished is correct and that such holder is not subject to backup withholding. A holder that does not provide the Company with its correct TIN may be subject to penalties imposed by the IRS. Backup withholding will not apply, however, with respect to certain exempt recipients, such as corporations and tax-exempt organizations, and certain foreign persons. However, the Company will withhold applicable amounts from such a recipient unless the recipient has established to the satisfaction of the Company that it is exempt from backup withholding.

     If backup withholding applies, the Company is required to withhold 31% from reportable payments. The amount withheld is not an additional tax but may be credited against the holder's income tax liability.

                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives Exchange Notes for its own account in connection with the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Initial Notes if such Initial Notes were acquired as a result of market-making activities or other trading activities. The Company intends, for a period of 180 days after the Expiration Date, to make this Prospectus, as amended or supplemented, available to any broker-dealer that requests such documents in the Letter of Transmittal, for use in connection with any such resale.

     The Company will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account in connection with the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time or resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account in connection with the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act, and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     The Company has agreed to pay all expenses incidental to the Exchange Offer other than commissions and concessions of any brokers or dealers and will indemnify holders of the Initial Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act, as set forth in the Registration Rights Agreement.

                                 LEGAL MATTERS

     The validity of the Notes has been passed upon for the Company by Milbank, Tweed, Hadley & McCloy, New York, New York.

                                    EXPERTS


     The consolidated financial statements included in this Prospectus and the related consolidated financial statement schedules included elsewhere in the Registration Statement, of which this Prospectus forms a part, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the Registration Statement (which reports express an unqualified opinion and include an explanatory paragraph referring to the restatement of the 1997 and 1996 consolidated financial statements to correct the application of an accounting policy), and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                         PAGE
                                                                                         ----
Independent Auditors' Report...........................................................  F-2
Consolidated Balance Sheets at January 25, 1997 and January 27, 1996...................  F-3
Consolidated Statements of Operations for the three fiscal years ended January 25,
  1997.................................................................................  F-5
Consolidated Statements of Cash Flows for the three fiscal years ended January 25,
  1997.................................................................................  F-6
Consolidated Statements of Stockholder's Equity for the three fiscal years ended
  January 25, 1997.....................................................................  F-7
Notes to Consolidated Financial Statements.............................................  F-8

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
  Pueblo Xtra International, Inc.
San Juan, Puerto Rico
Pompano Beach, Florida

     We have audited the accompanying consolidated balance sheets of Pueblo Xtra International, Inc. and Subsidiaries as of January 25, 1997 and January 27, 1996, and the related consolidated statements of operations, cash flows and stockholder's equity for each of the three years in the period ended January 25, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Pueblo Xtra International, Inc. and Subsidiaries as of January 25, 1997 and January 27, 1996 and the results of their operations and their cash flows for each of the three years in the period ended January 25, 1997 in conformity with generally accepted accounting principles.



     As discussed in Note 1, the accompanying 1997 and 1996 consolidated financial statements have been restated to correct the application of an accounting policy.


DELOITTE & TOUCHE LLP
Certified Public Accountants

Miami, Florida
April 3, 1997

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)


                                                                        JANUARY 25,     JANUARY 27,
                                                                           1997            1996
                                                                        -----------     -----------
                                              ASSETS
CURRENT ASSETS
  Cash and cash equivalents...........................................   $  12,148       $   6,998
  Marketable securities (market value of $89 at January 25, 1997 and
     $888 at January 27, 1996)........................................          89             888
  Accounts receivable.................................................       4,443          10,071
  Inventories.........................................................      59,503          67,237
  Assets held for sale................................................      13,804          26,000
  Prepaid expenses....................................................      10,428          10,670
  Deferred income taxes...............................................       3,316           7,620
                                                                          --------        --------
          TOTAL CURRENT ASSETS........................................     103,731         129,484
                                                                          --------        --------
PROPERTY AND EQUIPMENT
  Land and improvements...............................................      18,278          18,116
  Buildings and improvements..........................................      62,388          60,766
  Furniture, fixtures and equipment...................................      98,138          95,591
  Leasehold improvements..............................................      35,408          31,617
  Construction in progress............................................       4,253           4,139
                                                                          --------        --------
                                                                           218,465         210,229
  Less accumulated depreciation and amortization......................      77,289          55,505
                                                                          --------        --------
                                                                           141,176         154,724
  Property under capital leases, net..................................       9,739          11,559
                                                                          --------        --------
          TOTAL PROPERTY AND EQUIPMENT, NET...........................     150,915         166,283
GOODWILL, net of accumulated amortization of $18,050 at January 25,
  1997 and $13,018 at January 27, 1996................................     183,668         188,700
DEFERRED INCOME TAXES.................................................      12,824          10,272
TRADENAMES............................................................      31,570          32,436
DEFERRED CHARGES AND OTHER ASSETS.....................................      39,933          44,613
                                                                          --------        --------
          TOTAL ASSETS................................................   $ 522,641       $ 571,788
                                                                          ========        ========


   The accompanying notes are an integral part of these financial statements.

                                                                        JANUARY 25,     JANUARY 27,
                                                                           1997            1996
                                                                        -----------     -----------
                               LIABILITIES AND STOCKHOLDER'S EQUITY
                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
CURRENT LIABILITIES
  Accounts payable....................................................   $  74,951       $  65,112
  Accrued expenses....................................................      36,054          48,461
  Salaries, wages and benefits payable................................      11,563          14,315
  Short-term borrowing................................................       7,000              --
  Notes payable to a related party....................................      10,000              --
  Income taxes payable................................................         110              94
  Current installments of long-term debt..............................      18,250          29,214
  Current obligations under capital leases............................         617             859
  Deferred income taxes...............................................       1,403              --
                                                                          --------        --------
          TOTAL CURRENT LIABILITIES...................................     159,948         158,055
LONG-TERM DEBT, net of current portion................................      71,227          89,477
NOTES PAYABLE.........................................................     180,000         180,000
CAPITAL LEASE OBLIGATIONS, net of current portion.....................       8,110           8,947
RESERVE FOR SELF-INSURANCE CLAIMS.....................................      12,201          12,862
DEFERRED INCOME TAXES.................................................      22,921          35,335
OTHER LIABILITIES AND DEFERRED CREDITS................................      35,352          39,659
                                                                          --------        --------
     TOTAL LIABILITIES................................................     489,759         524,335
                                                                          --------        --------
COMMITMENTS AND CONTINGENCIES.........................................          --              --
STOCKHOLDER'S EQUITY Common stock, $.10 par value; 200 shares
  authorized and issued...............................................          --              --
  Additional paid-in capital..........................................      91,500          86,500
  Accumulated deficit (Note 1)........................................     (58,618)        (39,047)
                                                                          --------        --------
          TOTAL STOCKHOLDER'S EQUITY..................................      32,882          47,453
                                                                          --------        --------
          TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY..................   $ 522,641       $ 571,788
                                                                          ========        ========


   The accompanying notes are an integral part of these financial statements.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                             (DOLLARS IN THOUSANDS)


                                                           FISCAL         FISCAL         FISCAL
                                                            1997           1996           1995
                                                         ----------     ----------     ----------
Net sales..............................................  $1,020,056     $1,145,370     $1,166,955
Cost of goods sold.....................................     760,329        848,490        871,136
                                                         ----------     ----------     ----------
  GROSS PROFIT.........................................     259,727        296,880        295,819
                                                         ----------     ----------     ----------
OPERATING EXPENSES
Selling, general and administrative expenses...........     213,485        240,219        229,197
Depreciation and amortization..........................      41,128         43,669         43,865
Division closure and corporate restructuring charges...       4,160         28,012             --
                                                         ----------     ----------     ----------
  OPERATING PROFIT (LOSS)..............................         954        (15,020)        22,757
Sundry, net............................................         122            (52)           (35)
                                                         ----------     ----------     ----------
  INCOME (LOSS) BEFORE INTEREST AND INCOME TAXES.......       1,076        (15,072)        22,722
Interest expense on debt...............................     (29,306)       (32,002)       (30,358)
Interest expense on capital lease obligations..........      (1,152)        (2,219)        (2,451)
Interest and investment income, net....................         276            875            656
                                                         ----------     ----------     ----------
  LOSS BEFORE INCOME TAXES.............................     (29,106)       (48,418)        (9,431)
  Income tax benefit...................................       9,535         18,615          4,790
                                                         ----------     ----------     ----------
     NET LOSS (Note 1).................................  $  (19,571)    $  (29,803)    $   (4,641)
                                                         ==========     ==========     ==========


   The accompanying notes are an integral part of these financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)


                                                              FISCAL       FISCAL       FISCAL
                                                               1997         1996         1995
                                                             --------     --------     --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss.................................................  $(19,571)    $(29,803)    $ (4,641)
  Adjustments to reconcile net loss to net cash provided by
     operating activities, net of effects of disposal of
     Florida retail operations:
     Division closure and corporate restructuring
       charges.............................................     4,160       27,740           --
     Depreciation and amortization of property and
       equipment...........................................    25,528       29,818       29,278
     Amortization of intangible and other assets...........    15,600       14,181       14,587
     Deferred income taxes.................................    (9,259)     (17,550)      (7,639)
     Loss on disposal of property and equipment, net.......     2,395        4,794          783
     Decrease (increase) in deferred charges, goodwill, and
       other assets........................................     2,401        2,755        2,101
     Increase (decrease) in reserve for self-insurance
       claims..............................................       896       (3,611)      (1,130)
     Increase (decrease) in other liabilities and deferred
       credits.............................................       161       (3,540)        (366)
     Changes in operating assets and liabilities:
       Decrease (increase) in accounts receivable..........     2,621       (3,406)         223
       Decrease (increase) in inventories..................    (3,995)      (4,267)         538
       Decrease (increase) in prepaid expenses.............       278        1,212         (411)
       Increase (decrease) in accounts payable and accrued
          expenses.........................................     6,427        7,887       (4,850)
       Increase (decrease) in income taxes payable.........       (20)      (2,145)        (680)
                                                             --------     --------     --------
                                                               27,622       24,065       27,793
       Decrease attributable to disposal of Florida retail
          operations.......................................   (12,810)          --           --
                                                             --------     --------     --------
          Net cash provided by operating activities........    14,812       24,065       27,793
                                                             --------     --------     --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment......................   (14,455)     (20,769)     (14,649)
  Proceeds from disposal of property and equipment.........        59          502          694
  Purchase of leasehold interests..........................        --       (1,565)      (1,752)
  Purchases of marketable securities.......................      (223)          --           --
  Proceeds from sales of marketable securities.............     1,415           --           --
  Proceeds from disposal of Florida retail operations......    11,840           --           --
  Issuance of note receivable from a related party.........        --           --      (10,000)
  Proceeds from note receivable from a related party.......        --           --       10,000
          Net cash used in investing activities............    (1,364)     (21,832)     (15,707)
                                                             --------     --------     --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase in note payable to bank syndicate...........     7,000           --        8,000
  Net decrease in note payable to bank syndicate...........        --           --       (8,000)
  Principal payments on long-term debt.....................   (29,214)      (9,614)     (15,582)
  Principal payments on capital lease obligations..........    (1,084)      (1,301)      (1,295)
  Proceeds from capital contribution.......................     5,000           --       15,000
  Proceeds from notes payable to a related party...........    10,000           --           --
                                                             --------     --------     --------
          Net cash used in financing activities............    (8,298)     (10,915)      (1,877)
                                                             --------     --------     --------
Net increase (decrease) in cash and cash equivalents.......     5,150       (8,682)      10,209
Cash and cash equivalents at beginning of period...........     6,998       15,680        5,471
                                                             --------     --------     --------
Cash and cash equivalents at end of period.................  $ 12,148     $  6,998     $ 15,680
                                                             ========     ========     ========


   The accompanying notes are an integral part of these financial statements.

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                            ADDITIONAL                         TOTAL
                                                COMMON       PAID-IN       ACCUMULATED     STOCKHOLDER'S
                                                 STOCK       CAPITAL         DEFICIT          EQUITY
                                                -------     ----------     -----------     -------------
Balance at January 29, 1994...................  $    --      $ 71,500       $  (4,603)       $  66,897
  Capital contribution........................       --        15,000              --           15,000
  Net loss for the year.......................       --            --          (4,641)          (4,641)
                                                -------       -------        --------         --------
Balance at January 28, 1995...................  $    --      $ 86,500       $  (9,244)       $  77,256
  Net loss for the year.......................       --            --         (29,803)         (29,803)
                                                -------       -------        --------         --------
Balance at January 27, 1996...................  $    --      $ 86,500       $ (39,047)       $  47,453
  Capital contribution........................       --         5,000              --            5,000
  Net loss for the year.......................       --            --         (19,571)         (19,571)
                                                -------       -------        --------         --------
Balance at January 25, 1997...................  $    --      $ 91,500       $ (58,618)       $  32,882
                                                =======       =======        ========         ========


   The accompanying notes are an integral part of these financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     The consolidated financial statements include the accounts of Pueblo Xtra International, Inc. and its wholly-owned subsidiaries ("The Company"). The Company operated retail supermarkets and video rental locations in Puerto Rico and the U.S. Virgin Islands during fiscal 1997. Intercompany accounts and transactions are eliminated in consolidation.

     The Company operates and reports financial results on a fiscal year of 52 or 53 weeks ending on the last Saturday in January. Accordingly, fiscal year 1997 ended on January 25, 1997, fiscal 1996 ended on January 27, 1996, and fiscal 1995 ended on January 28, 1995. All fiscal years comprised 52 weeks.


     The consolidated financial statements for fiscal 1997 and 1996 have been restated to correct the recording of costs associated with the phase out of the Florida retail operations to comply with Emerging Issues Task Force 94-3. As a result of the restatement, the net loss for fiscal 1997 increased by $2.6 million and the net loss for fiscal 1996 decreased by $2.6 million.


  Cash and Cash Equivalents

     Highly liquid investments purchased with a maturity of three months or less are considered cash equivalents.

  Marketable Securities

     Marketable securities consist of U.S. Government or agency issues with the majority of the maturities occurring within the next 12 months. These investments in debt securities are classified as held-to-maturity and measured at amortized cost as it is both the Company's positive intent and ability to hold the investments to maturity.

  Inventories

     Inventories held for sale are stated at the lower of cost or market. The cost of inventories held for sale is determined, depending on the nature of the product, either by the last-in, first-out (LIFO) method or by the first-in, first-out (FIFO) method. Videocassette rental inventories are recorded at cost, net of accumulated amortization. Videocassettes held for rental are amortized over 12 months on a straight-line basis.

  Property and Equipment

     Property and equipment, including expenditures for remodeling and improvements, are carried at cost. Routine maintenance, repairs and minor betterments are charged to operations as incurred. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the assets or, in relation to leasehold improvements and property under capital leases, over the lesser of the asset's useful life or the lease term, not to exceed 20 years. Estimated useful lives are 20 years for buildings and improvements, 5 to 12 years for furniture, fixtures and equipment, 4 years for automotive equipment and 3 years for computer hardware and software.

     Upon the sale, retirement or other disposition of assets, the related cost and accumulated depreciation or amortization are eliminated from the accounts. Any resulting gains or losses from disposals are included in the consolidated statements of operations.

  Goodwill and Other Intangibles

     Goodwill represents the excess of cost over the estimated fair value of the net tangible and other intangible assets acquired in connection with the transaction described in Note (3) -- Acquisitions. Goodwill and other intangibles are being amortized using the straight-line method over periods not exceeding 40 years.

The Company periodically evaluates the carrying amount of goodwill and other intangibles to recognize and measure the possible impairment of these assets. Based on the recoverability from cash flows method (which includes evaluating the probability that estimated undiscounted cash flows from related operations will be less than the carrying amount of goodwill and other long-lived assets), the Company believes there is no impairment to goodwill and other intangibles.

  Self-Insurance

     The Company's general liability and certain of its workers compensation insurance programs are self-insured. The reserve for self-insurance claims is based upon an annual review by the Company and its independent actuary of claims filed and claims incurred but not yet reported. Due to inherent uncertainties in the estimation process, it is at least reasonably possible that the Company's estimate of the reserve for self-insurance claims could change in the near term. The liability for self-insurance is not discounted. Individual self-insured losses are limited to $250,000 per occurrence for general liability and certain workers compensation. The Company maintains insurance coverage for claims in excess of $250,000. The current portion of the reserve, representing the amounts expected to be paid in the next fiscal year, were $6.7 million and $7.7 million at January 25, 1997 and January 27, 1996, respectively, and are included in the consolidated balance sheets as accrued expenses.

  Pre-Opening Expenses

     Store pre-opening expenses are charged to operations in the month the stores are opened.

  Advertising Expenses

     Advertising expenses are charged to operations as they are incurred. During fiscal 1997, fiscal 1996, and fiscal 1995, advertising expenses were $11.0 million, $11.4 million, and $10.8 million, respectively.

  Interest Rate Instruments

     The Company is a party to an interest rate swap agreement and interest rate cap agreements to limit its exposure to increases in market interest rates.


     The interest rate cap agreements are three-year contracts entered into with two banks in the credit facility syndicate discussed more fully in Note
(5) -- Debt. Under the terms of the agreements, interest costs on the underlying notional principal amount will not exceed a specified amount on a cumulative basis over a three-year period. The premium paid for the agreements is included in the consolidated balance sheets as deferred charges and other assets and is being amortized over the life of the agreements.



     An interest rate swap agreement involves the exchange of fixed and floating rate interest payment obligations over the life of the agreement without exchange of the underlying notional principal amount. The differential to be paid or received is charged to interest expense. However, the swap agreement to which Pueblo International, Inc. was a party at the time the Company acquired Pueblo International, Inc. (see Note (3) -- Acquisitions) was marked-to-market at the Transaction date. Consequently, at the Transaction date a liability was established for the estimated differential over the remaining term of the contract. For the related amounts charged to the liability and the related amounts charged to interest expense for each period presented see Note
(5) -- Debt.


  Postemployment Benefits

     The Company has a policy which provides severance benefits to its salaried employees. However, the Company cannot reasonably estimate postemployment benefits, including severance benefits, on an ongoing basis, these costs are charged to expense only when the probability of payment and the amount of such payment can be reasonably determined.

  Income Taxes

     The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). SFAS 109 requires deferred tax assets and liabilities to be determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates currently in effect.

  Earnings Per Common Share

     The Company is a wholly-owned subsidiary of PXC&M Holdings, Inc. ("Holdings") with a total of 200 shares of common stock issued and outstanding. Earnings per share is not meaningful to the presentation of the consolidated financial statements and is therefore excluded.

  Use of Estimates


     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.



  Newly Adopted Accounting Pronouncements



     In fiscal 1997, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". The statement establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for the long-lived assets and certain identifiable intangibles to be disposed of. Long-lived assets and certain identifiable intangibles to be held and used by an entity are required to be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Measurement of an impairment loss for long-lived assets and identifiable intangibles that an entity expects to hold and use should be based on the fair value of the assets. Long-lived assets and certain identifiable intangibles to be disposed of are required to be reported generally at the lower of the carrying amount or fair value less cost to sell. The adoption of SFAS No. 121 has not had a material impact on the Company's consolidated financial position or results of operations.


  Reclassifications

     Certain amounts in the prior year's consolidated financial statements and related notes have been reclassified to conform to the current year's presentation.


NOTE 2 -- DIVISION CLOSURE AND CORPORATE RESTRUCTURING CHARGES



     During January 1996, management implemented several strategic measures. These measures included the disposal of the Company's Florida retail operations (the "Florida Disposal") and a restructuring of certain operating functions which significantly changed the direction of the Company. The Florida Disposal eliminated one of three operating regions, including the complete elimination of the business and the employees that comprised such business. As a result of these measures, the Company recorded approximately $28.0 million in charges. Of this amount, approximately $25.8 million was related to the decision to exit the Florida retail market (the "Loss from Florida Disposal"). In addition, the Company recorded costs for postemployment benefits, including severance pay, under existing benefit arrangements.


     The Florida Disposal included the closing of all eight Xtra units (three of which are owned) and a warehouse and distribution center in Florida, whether by sale or abandonment, which was completed in the first quarter of fiscal 1997. In fiscal 1997, the Company sold one location and the lease rights to another location. The Company is currently negotiating the sale of certain other locations. In addition, the Company has sold the equipment within all its stores.


     During fiscal 1997, the Company recorded an additional $4.2 million in charges to write down assets from the Florida operations. This additional charge was made to reflect a revision in the estimated fair value of the remaining properties held for sale. After this adjustment and the sale of certain properties, $10.0 million, relating to the Florida Disposal, is included in assets held for sale at January 25, 1997 pursuant to their anticipated sale in the near term.



     Included in the $25.8 million loss from the Florida Disposal recorded in fiscal 1996 were a reduction of related assets to their estimated realizable value, the recognition of net future lease obligations, employee termination benefits for Florida operations and other closing costs.



     The Florida operating division reported sales of $6.7 million, $159.7 million, and $187.8 million for fiscal 1997, fiscal 1996, and fiscal 1995, respectively. The total assets and liabilities of the Florida operating division as of January 25, 1997 were $10.0 million and $27.9 million, respectively, and $26.0 million and $51.1 million, respectively, as of January 27, 1996.



     The aforementioned charges include management's best estimates of the amounts expected to be realized in the near term. However, the amounts the Company will ultimately realize could differ from those estimates.


NOTE 3 -- ACQUISITIONS

     On July 28, 1993, the Company acquired all of the outstanding shares of the common stock of Pueblo International, Inc. and subsidiaries for an aggregate purchase price of $283.6 million plus transaction costs (hereinafter referred to as the "Transaction"). The shares were acquired from an investor group including affiliates of Metropolitan Life Insurance Company, The First Boston Corporation and certain current and former members of the Company's management and its Board of Directors.

     The Transaction was financed with $71.5 million of equity, the issuance of $180.0 million in 10-year, 9 1/2% senior notes and $130.0 million borrowed by subsidiaries of the Company under a new credit facility. See Note (5) -- Debt for further details of the senior notes and the new credit facility. Concurrent with the Transaction, previously existing bank debt of $19.3 million and senior subordinated notes of $48.6 million were satisfied.

     The Transaction has been accounted for as a purchase effective July 31, 1993. Accordingly, the costs of the Transaction were allocated to the assets acquired and liabilities assumed. The excess of the aggregate purchase price over the fair market value of net assets acquired of approximately $210.2 million was recognized as goodwill and is being amortized over 40 years.

NOTE 4 -- INVENTORIES

     The cost of approximately 76% and 78% of total inventories at January 25, 1997 and January 27, 1996, respectively, is determined by the LIFO method. The excess of current cost over inventories valued by the LIFO method was $1,980,000 and $1,570,000 as of January 25, 1997 and January 27, 1996, respectively.

NOTE 5 -- DEBT

     Total debt consists of the following (in thousands):

                                                                    JANUARY 25,     JANUARY 27,
                                                                       1997            1996
                                                                    -----------     -----------
    Note payable to a related party...............................   $  10,000       $       0
    Payable to a bank syndicate under term loan credit
      facilities..................................................      62,977          85,977
    Payable to a bank syndicate under a revolving credit
      facility....................................................      16,000           9,000
    Senior notes due 2003.........................................     180,000         180,000
    Payable to a Puerto Rico governmental agency..................      17,500          17,500
    10% mortgage notes, payable in monthly installments with a
      balloon payment due in fiscal 1997..........................           0           6,214
                                                                      --------        --------
                                                                       286,477         298,691
    Less current installments.....................................      35,250          29,214
                                                                      --------        --------
                                                                     $ 251,227       $ 269,477
                                                                      ========        ========

     The Transaction described in Note (3) -- Acquisitions was financed by the issuance of $180.0 million in senior notes (the "Senior Notes") and a credit facility consisting of $115.0 million in term loans and a maximum of $60.0 million in revolving loans (the "Credit Facility") entered into by subsidiaries of the Company and a syndicate of banks led by The Chase Manhattan Bank (National Association) and Scotiabank de Puerto Rico ("Bank Syndicate"). The Credit Facility matures on July 31, 2000.

     The term loans of the Credit Facility are reduced over the term of the facility on a graduated basis in accordance with the credit agreement. Principal payments aggregating $10.8 million are due under the term loans of the Credit Facility in the succeeding 12-month period. Of the $60.0 million revolving facility, $16.0 million remains outstanding at January 25, 1997 and $23.3 million is utilized in the form of standby letters of credit. The Company pays a fee of .50% per annum on unused commitments under the $60.0 million revolving facility. The Company has classified as non-current $9.0 million under the revolving Credit Facility as a result of its intent to maintain this obligation on a long-term basis. Interest on the Credit Facility fluctuates based on the availability of Section 936 funds in Puerto Rico, Euroloan rates and the prime rate. The weighted average interest rate on the Credit Facility, which approximates that of short-term borrowings under the revolving facility, was 8.57% and 8.82% during fiscal 1997 and fiscal 1996, respectively.

     During fiscal 1997 and subsequent thereafter, the Credit Facility has been amended with the last amendment effective as of January 25, 1997. In accordance with the amendments, the sole shareholder of the Company, Holdings, contributed $5.0 million in additional capital to the Company on April 18, 1996. In addition, Holdings provided $10.0 million in additional funds to the Company on October 18, 1996 in return for a non-interest-bearing redeemable note payable to a related party (the "Holdings Note"). The Holdings Note matures after the expiration of the Credit Facility and can be redeemed earlier subject to the Company meeting various performance and financial criteria. The proceeds of these two transactions were used to immediately reduce the Company's term loans under the Credit Facility. The terms of these amendments also required that the maximum amount available under the revolving loans of the Credit Facility be reduced from $60.0 million to $49.3 million, which is comprised of $26.0 million in revolving loans and a maximum of $23.3 million utilized in the form of standby letters of credit. The amendments also provide for certain revised financial covenant requirements. In addition, the amendments require the Company to pay additional fees on the last business day of each calendar month from April 1997 through December 1997 equal to 1/9 of 1 1/2% of the revolving commitment and term loans outstanding as of each respective date for certain Bank Syndicate members.

     The Credit Facility is collateralized by a pledge of the assets of the Company, by the capital stock of, and intercompany notes issued by, the Company's subsidiaries and by the capital stock of the Company. The

Company is required, under the terms of the Credit Facility, to meet certain financial covenants which include minimum consolidated net worth levels, interest and fixed charges coverage ratios and minimum EBITDA (as defined in the credit agreement). The agreement also contains certain restrictions on additional indebtedness, capital expenditures and the declaration and payment of dividends.

     Subsequent to January 25, 1997, the Company began negotiations with the Bank Syndicate to restructure the Credit Facility and has begun to explore alternative sources of finances.

     The Senior Notes, which mature on August 1, 2003, are general unsecured obligations of the Company subordinate in right of payment to all existing and future liabilities (including, without limitation, obligations under the Credit Facility) of its subsidiaries. The Senior Notes may be called by the holders of the notes at 101% in the event of a change in control of the Company (as defined in the indenture). The Senior Notes are senior to all future subordinated indebtedness which the Company may from time to time incur. The Senior Notes bear interest at 9.50% per annum which is payable semi-annually on February 1st and August 1st. Terms of the Senior Notes include covenants which restrict the Company and its subsidiaries from engaging in certain activities and transactions.

     Outstanding borrowings with a governmental agency of the Commonwealth of Puerto Rico are $17.5 million from the issuance of industrial revenue bonds. The bonds, which bear interest at variable rates based on an index of tax-exempt borrowing, have a weighted average interest rate of 4.08% and 4.00% at January 25, 1997 and January 27, 1996, respectively. Principal payments are due in fiscal 1998 ($7.5 million) and fiscal 2001 ($10.0 million), which correspond to the maturity dates of the bonds. Payment of the bonds is guaranteed by standby letters of credit totaling $17.9 million, issued under the $60.0 million revolving credit facility discussed above.


     The Company is a party to a collateralized swap agreement (the "Swap") to reduce its exposure to increases in interest rates on the loans payable to the Puerto Rico governmental agency. Under the terms of the Swap, the Company pays a fixed rate of 5.29% on the $17,500,000 notional principal amount and receives a variable rate of interest based on an index of tax-exempt borrowing. Net interest payments under the Swap were $325,000, $249,000, and $420,000, for fiscal 1997, fiscal 1996, and fiscal 1995, respectively. The Swap expires in fiscal 1998 and is collateralized by the Company's pledge of marketable securities in an amount (reset quarterly) sufficient to offset the market risk, not to exceed $4,130,000. The required collateral balance of $27,000 as of January 25, 1997 is included with deferred charges and other assets in the accompanying consolidated balance sheet.



     The Swap was marked-to-market as a result of the Transaction described in Note (3) -- Acquisitions, and a liability was established in the amount of $1,057,000. The differential was applied to the liability until such time that it was exhausted in fiscal 1997. Consequently, the amounts that have been charged to the liability in the accompanying financial statements were $138,000, $249,000 and $420,000, for fiscal 1997, fiscal 1996 and fiscal 1995, respectively. In addition, as a result of the liability being exhausted in fiscal 1997, $187,000 was charged to interest expense for the year.


     During fiscal 1995, the Company entered into a three-year interest rate cap transaction with two banks in its Credit Facility syndicate as a means of managing the cost of the floating rate debt under the Credit Facility. Under the terms of the interest rate cap agreements, interest costs on a notional principal amount of $35.0 million will not exceed approximately $7.4 million during the succeeding three-year period. Total cash requirements under the agreements included the payment of a premium totalling $455,000 which is being amortized over the term of the agreements and is included in the consolidated statements of operations. The interest rate cap agreements expire in fiscal 1998. Counterparties to the interest rate swap and cap agreements are major financial institutions. Credit loss from counterparty nonperformance is not anticipated.

     Annual maturities of the Company's debt are as follows (in thousands):

                                                                                 AMOUNT
                                                                                --------
    1998......................................................................  $ 35,250
    1999......................................................................    20,000
    2000......................................................................    21,500
    2001......................................................................    29,727
    2002......................................................................         0
    2003 and thereafter.......................................................   180,000
                                                                                --------
              Total...........................................................  $286,477
                                                                                ========

     Total interest paid on debt, net of interest capitalized, was $34.5 million, $28.7 million, and $26.9 million for fiscal 1997, fiscal 1996, and fiscal 1995, respectively. Interest payable as of January 25, 1997 and January 27, 1996 was $695,000 and $9.9 million, respectively.

NOTE 6 -- LEASES AND LEASEHOLD INTERESTS

     The Company conducts the major part of its operations on leased premises which have initial terms generally ranging from 20 to 25 years. Substantially, all leases contain renewal options which extend the lease terms in increments of 5 to 10 years. The Company also has certain equipment leases which have terms of up to five years. Realty and equipment leases generally require the Company to pay operating expenses such as insurance, taxes and maintenance. Certain store leases provide for percentage rentals based upon sales above specified levels.

     The Company leases retail space to tenants in certain of its owned and leased properties. The lease terms generally range from two to five years.

     The major classes of property recorded under capital leases are as follows (in thousands):

                                                                    JANUARY 25,     JANUARY 27,
                                                                       1997            1996
                                                                    -----------     -----------
    Real estate...................................................    $12,295         $14,464
    Machinery and equipment.......................................         90             424
                                                                      -------         -------
                                                                       12,385          14,888
    Less accumulated amortization.................................      2,646           3,329
                                                                      -------         -------
                                                                      $ 9,739         $11,559
                                                                      =======         =======

     Amortization of assets recorded under capital leases is included with depreciation and amortization expense in the consolidated statement of operations.


     As a result of the Florida Disposal discussed further in Note (2), the Company eliminated the net property recorded under capital leases of $7.2 million and the related capital lease obligations of $10.3 million for the Florida retail operations as of December 30, 1995.

     Minimum rentals under non-cancelable leases at January 25, 1997 are as follows (in thousands):

                                                         CAPITAL        OPERATING       OPERATING
                                                         LEASES          LEASES          LEASES
                                                           (AS             (AS             (AS
                                                         LESSEE)         LESSEE)         LESSOR)
                                                       -----------     -----------     -----------
    1998.............................................    $ 1,775        $  10,608        $   967
    1999.............................................      1,640           10,208            801
    2000.............................................      1,524            9,375            712
    2001.............................................      1,523            8,729            436
    2002.............................................      1,455            8,126            286
    2003 and thereafter..............................      9,739           77,629            780
                                                          ------          -------           ----
                                                          17,656        $ 124,675        $ 3,982
                                                                          =======           ====
    Less executory costs.............................        147
                                                          ------
      Net minimum lease payments.....................     17,509
    Less amount representing interest................      8,782
                                                          ------
    Present value of net minimum lease payments under
      capital lease..................................    $ 8,727
                                                          ======
    Total minimum sublease rentals to be received in
      the future.....................................    $ 1,040        $   5,512
                                                          ======          =======

     Additionally, the Company is committed to future minimum payments under leases which it has entered into for stores not opened as of January 25, 1997 totaling $54.5 million over a 20- to 25-year period. Payment on these leases will commence with occupancy.

     Rent expense and the related contingent rentals under operating leases were $11,899,000 and $567,000 for fiscal 1997, respectively, $12,636,000 and $645,000 for fiscal 1996, respectively, and $12,008,000 and $658,000 for fiscal 1995, respectively.

     Contingent rentals under capital leases, which are directly related to sales, were $289,000 for fiscal 1997, $331,000 for fiscal 1996, and $387,000 for fiscal 1995. Interest paid on capital lease obligations was $1,152,000 for fiscal 1997, $2,286,000 for fiscal 1996, and $2,455,000 for fiscal 1995.

     Sublease rental income for operating and capital leases was $1,881,000 for fiscal 1997, $1,854,000 for fiscal 1996, and $1,747,000 for fiscal 1995.

NOTE 7 -- STOCKHOLDER'S EQUITY

     Authorized common stock of the Company consists of 200 shares of $.10 par value, all of which are issued and outstanding and held by Holdings as of January 25, 1997 and January 27, 1996.

     During April 1994, the Company received additional capital of $15.0 million from its parent company, Holdings. Under the terms of the Credit Facility, as amended, the Company used $15.0 million to reduce the amounts outstanding under its term loan credit facilities and revolving credit facility, including a $5.0 million prepayment on the fiscal 1996 principal amortization of the term loans.

     During April 1996, the Company received additional capital of $5.0 million from its parent company, Holdings, which it used to reduce the amounts outstanding under its term Credit Facility.

NOTE 8 -- INCOME TAXES

     As described in Note (1) -- Significant Accounting Policies, the Company's method of accounting for income taxes is the liability method as required by SFAS No. 109.

     The components of income tax expense (benefit) are as follows (in thousands):


                                                           FISCAL       FISCAL      FISCAL
                                                            1997         1996        1995
                                                           -------     --------     -------
    Current
      Federal............................................  $  (383)    $ (1,735)    $   343
      State..............................................     (387)         486          30
      U.S. Possessions...................................      494          184       2,476
                                                           -------     --------     -------
                                                           $  (276)    $ (1,065)    $ 2,849
                                                           -------     --------     -------
    Deferred
      Federal............................................  $  (312)    $ (8,498)    $    98
      State..............................................    1,095       (1,033)         28
      U.S. Possessions...................................  (10,042)      (8,019)     (7,765)
                                                           -------     --------     -------
                                                            (9,259)     (17,550)     (7,639)
                                                           -------     --------     -------
              Total income tax benefit...................  $(9,535)    $(18,615)    $(4,790)
                                                           =======     ========     =======


     The significant components of the net deferred tax liabilities are as follows (in thousands):


                                                                    JANUARY 25,     JANUARY 27,
                                                                       1997            1996
                                                                    -----------     -----------
    Deferred tax assets:
      Reserve for self-insurance claims...........................   $   8,128       $   8,964
      Employee benefit plans......................................       6,793           7,293
      Property and equipment......................................       7,144           3,007
      Reserve for closed stores...................................       4,017           7,832
      Accrued expenses and other liabilities and deferred
         credits..................................................       4,125           4,672
      Other operating loss and tax credit carryforwards...........      12,437           2,832
      All other...................................................       1,277           3,397
                                                                      --------        --------
              Total deferred tax assets...........................   $  43,921       $  37,997
                                                                      --------        --------
    Deferred tax liabilities:
      Property and equipment......................................   $ (24,057)      $ (25,640)
      Tradenames..................................................     (12,619)        (12,986)
      Operating leases............................................      (7,517)         (8,057)
      Inventories.................................................      (4,274)         (4,108)
      Other assets................................................      (2,313)         (2,807)
      Accrued expenses and other liabilities and deferred
         credits..................................................      (1,046)         (1,555)
                                                                      --------        --------
              Total deferred tax liabilities......................   $ (51,826)      $ (55,153)
                                                                      --------        --------
      Valuation allowance for deferred tax assets.................        (279)           (287)
                                                                      --------        --------
              Net deferred tax liabilities .......................   $  (8,184)      $ (17,443)
                                                                      ========        ========


     SFAS No. 109 requires a valuation allowance against deferred tax assets if, based on the weight of the available evidence, it is more likely than not that some or all of the deferred tax assets may not be realized.

     A reconciliation of the difference between actual income tax benefit and income taxes computed at U.S. Federal statutory tax rates is as follows (in thousands):


                                                           FISCAL       FISCAL      FISCAL
                                                            1997         1996        1995
                                                          --------     --------     -------
    U.S. Federal statutory rate applied to pretax
      loss..............................................  $(10,187)    $(16,946)    $(3,288)
    Effect of varying rates applicable in other taxing
      jurisdictions.....................................      (992)      (1,052)       (785)
    Amortization of goodwill............................     1,761        1,834       2,133
    State and local taxes...............................       708         (547)         58
    Effect of rate changes in other taxing
      jurisdictions.....................................        --           --      (3,034)
    All others, net.....................................      (825)      (1,904)        126
                                                          --------     --------     -------
    Income tax benefit..................................  $ (9,535)    $(18,615)    $(4,790)
                                                          ========     ========     =======


     The Company has operations in U.S. possessions and these operations are of U.S. corporations which are subject to U.S. income tax. Also, the Company had significant U.S. operations in fiscal 1995 and fiscal 1996 and closed its U.S. operations during fiscal 1997.

     During fiscal 1995, the Puerto Rico tax rate changed from 42% to 39%; this was the cause for the $3,034 million effect of rate change.

     As of January 25, 1997, the Company has unused net operating loss carryforwards of $18,000,000 and $8,000,000 available to offset future taxable income in Puerto Rico and the United States through fiscal years 2004 and 2011, respectively.

     The Company also has unused investment tax credits of approximately $811,000 available to offset future U.S. income tax liabilities. Such investment tax credits expire as follows: 1999 -- $97,000; 2000 -- $20,000;
2001 -- $674,000; and 2002 -- $20,000. Utilization of the investment tax credit carryforward may be limited each year.

     Total income taxes paid were $496,600 for fiscal 1997, $1,286,000 for fiscal 1996, and $1,886,000 for fiscal 1995.

NOTE 9 -- RETIREMENT BENEFITS

     The Company has a non-contributory defined benefit plan (the "Retirement Plan") covering substantially all full-time and certain part-time associates. Retirement Plan benefits are based on years of service and a base level of compensation. The Company funds Retirement Plan costs in accordance with the requirements of the Employee Retirement Income Security Act of 1974. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future. Retirement Plan assets consist primarily of stocks, bonds and U.S. Government securities. Full vesting for the Retirement Plan occurs upon the completion of five years of service.

     Net pension cost under the Retirement Plan includes the following components (in thousands):

                                                             FISCAL      FISCAL     FISCAL
                                                              1997        1996       1995
                                                             -------     ------     -------
    Service cost -- benefits earned during the.............  $ 1,556     $1,893     $ 2,120
      period Interest cost on projected benefit
         obligation........................................    1,512      1,466       1,419
    Expected return on plan assets.........................   (1,121)      (994)     (1,118)
    Net amortization and deferrals.........................      (97)        (7)         (7)
                                                             -------     ------     -------
         NET PENSION COST..................................  $ 1,850     $2,358     $ 2,414
                                                             =======     ======     =======

     The average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the net periodic pension cost for the Retirement Plan are 7.5% and 5.0%, respectively, for fiscal years 1997, 1996 and 1995. The average expected long-term rate of return on plan assets is 9.0% for the three-year period.

     The funded status and amounts recognized in the Company's consolidated balance sheets for the Retirement Plan are as follows (in thousands):

                                                                    JANUARY 25,     JANUARY 27,
                                                                       1997            1996
                                                                    -----------     -----------
    Actuarial present value of benefit obligations:
      Accumulated benefit obligation, including vested
         benefits of $15,143 at January 25, 1997 and $14,005
         at January 27, 1996......................................   $  16,540       $  15,793
                                                                      ========        ========
    Plan assets at fair value.....................................   $  12,080       $  12,251
    Projected benefit obligation for service rendered to date.....     (20,449)        (20,396)
                                                                      --------        --------
              FUNDED STATUS.......................................      (8,369)         (8,145)
    Unrecognized net gain.........................................      (1,267)         (3,459)
    Unrecognized prior service cost...............................         (79)            (99)
                                                                      --------        --------
              NET PENSION LIABILITY...............................   $  (9,715)      $ (11,703)
                                                                      ========        ========

     The Company maintains a Supplemental Executive Retirement Plan (the "Supplemental Plan") for its officers under which the Company will pay, from general corporate funds, a supplemental pension equal to the difference between the annual amount of pension calculated under the Supplemental Plan and the amount the participant will receive under the Retirement Plan. Effective January 1, 1992, the Board of Directors amended the Supplemental Plan in order to conform various provisions and definitions with those of the Retirement Plan. The pension benefit calculation under the Supplemental Plan is limited to a total of 20 years employment and is based on a specified percentage of the average annual compensation received for the five highest consecutive years during a participant's last 10 years of service, reduced by the participant's annual Retirement Plan and social security benefits. Full vesting for the Supplemental Plan occurs upon the completion of five years of service.

     Net pension cost under the Supplemental Plan includes the following components (in thousands):

                                                                    FISCAL     FISCAL     FISCAL
                                                                     1997       1996       1995
                                                                    ------     ------     ------
    Service cost -- benefits earned during the period.............   $ 98       $116       $268
    Interest cost on projected benefit obligation.................    328        284        340
    Net amortization and deferrals................................    (68)       (99)         7
                                                                     ----       ----       ----
              NET PENSION COST....................................   $358       $301       $615
                                                                     ====       ====       ====

     The average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the net periodic pension cost for the Supplemental Plan are 7.5% and 5.0%, respectively, for fiscal years 1997, 1996 and 1995.

     The funded status and amounts recognized in the Company's consolidated balance sheets for the Supplemental Plan are as follows (in thousands):

                                                                    JANUARY 25,     JANUARY 27,
                                                                       1997            1996
                                                                    -----------     -----------
    Actuarial present value of benefit obligations:
      Accumulated benefit obligation, including vested benefits
         of $3,664 at January 25, 1997 and $3,639
         at January 27, 1996......................................    $ 3,681         $ 3,674
                                                                      =======         =======
    Projected benefit obligation for service rendered to date.....    $(4,384)        $(4,475)
                                                                      -------         -------
         FUNDED STATUS............................................     (4,384)         (4,475)
    Unrecognized net gain.........................................     (1,433)         (1,272)
    Unrecognized prior service cost...............................         50              57
                                                                      -------         -------
         NET PENSION LIABILITY....................................    $(5,767)        $(5,690)
                                                                      =======         =======

     The Company has a non-contributory defined contribution plan covering its eligible associates in Puerto Rico and the U.S. Virgin Islands. Contributions to this plan are at the discretion of the Board of Directors. The Company also has a contributory thrift savings plan in which it matches eligible contributions made by participating eligible associates in the United States. Expenses related to these plans, which are recognized in the year the cost is incurred, were $728,000 for fiscal 1997, $862,000 for fiscal 1996 and $774,000 for fiscal 1995.

NOTE 10 -- FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

  Cash and Cash Equivalents

     The carrying amount of cash and cash equivalents approximates fair value due to the short maturity of these instruments.

  Marketable Securities

     Due to the nature and maturities of the underlying securities in the portfolio, the carrying amount of marketable securities approximates fair value. The carrying and fair value amounts include securities which the Company classifies as marketable securities in the accompanying consolidated balance sheets, as well as securities held as collateral for the Swap which are included in the consolidated balance sheets as deferred charges and other assets.

  Debt

     The fair value of the Company's indebtedness, excluding the Senior Notes, is estimated based on quoted market prices for similar instruments. The fair value of the Senior Notes is determined based on market quotes.

  Interest Rate Instruments

     The fair value of the Swap and interest rate cap agreements used for hedging purposes is the amount the Company would pay to terminate these agreements as of the balance sheet dates, taking into account current interest rates.

     The estimated fair value of the Company's financial instruments are as follows (in thousands):

                                             JANUARY 25, 1997            JANUARY 27, 1996
                                          -----------------------     -----------------------
                                          CARRYING        FAIR        CARRYING        FAIR
                                           AMOUNT         VALUE        AMOUNT         VALUE
                                          ---------     ---------     ---------     ---------
    Cash and cash equivalents...........  $  12,148     $  12,148     $   6,998     $   6,998
    Marketable securities ..............        115           115         1,245         1,245
    Debt................................   (286,477)     (275,776)     (298,691)     (289,853)
    Interest rate swap agreement........         --           (27)         (138)         (357)
    Interest rate cap agreements........         57            --           210             1

NOTE 11 -- CONCENTRATIONS OF CREDIT RISK

     Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities and the interest rate instruments (described in Note
(5) -- Debt). The Company places its temporary cash investments with highly-rated financial institutions in investment grade short-term debt instruments. Marketable securities consist exclusively of obligations issued or guaranteed by the United States of America or its agencies and mutual funds in which the underlying securities are obligations of the United States of America.

NOTE 12 -- CONTINGENCIES

     At January 25, 1997, the Company is party to various lawsuits arising in the ordinary course of business. Additionally, the Company is also a defendant, together with other companies, including those in the grocery industry, in two legal actions pending in the United States District Court. These lawsuits allege that diverting companies, collectively known as Premium Sales, which are presently in bankruptcy, were engaged in fraudulent activities and that Pueblo and other grocers are liable for their investors' losses. The losses claimed against each of the defendants in these lawsuits, including Pueblo, are alleged to be approximately $300 million (plus treble damages, punitive damages and/or attorney fees). Pueblo's alleged liability is solely based on the claim that one of its former employees confirmed the validity of certain allegedly false grocery diverting transactions. The Company contested vigorously such claims. On October 25, 1996, a settlement was reached between the Company and the Plaintiffs. The settlement was preliminarily approved on February 11, 1997. A final fairness hearing has been scheduled for May 7, 1997. The amount of the settlement is fully reserved by the Company as of January 25, 1997.

                                                                      APPENDIX A

                        THE COMMONWEALTH OF PUERTO RICO

     The information set forth in this Appendix has been extracted from Puerto Rico -- Facts and Figures (July 1996), a publication of FOMENTO, the Economic Development Administration and the Puerto Rico Industrial Development Company. Such information has not been independently verified by the Company or the Initial Purchasers in connection with the Exchange Offer. References in this Appendix to "fiscal year" are to Puerto Rico's fiscal year, which ends June 30.

OVERVIEW

     Puerto Rico is a U.S. commonwealth located 1,612 miles south of New York and 1,050 miles southeast of Miami. Situated on the northeast periphery of the Caribbean Sea, Puerto Rico is approximately 100 miles long and 35 miles wide and had a population of 3.7 million people in 1995.

     Puerto Rico was discovered by Christopher Columbus in 1493 and became a part of the United States as a result of the Spanish-American War in 1898. In 1950, the U.S. Congress authorized Puerto Rico to draft and approve its Constitution. The current relationship between Puerto Rico and the United States took effect in 1952.

     Puerto Rico has a stable democratic government closely modeled on the United States system. Its government structure and practices closely resemble those of the 50 states.

     Puerto Ricans are citizens of the U.S. Puerto Rico is represented in the U.S. Congress by an elected Resident Commissioner who votes in committees and caucuses of the House of Representatives but not on the House floor. Most federal taxes, except those such as social security taxes which are imposed by mutual consent, are not levied in Puerto Rico. No federal income tax is levied on income earned within Puerto Rico, except for federal employees and U.S. subsidiaries which are subject to taxes.

     The United States and Puerto Rico share a common defense, market and currency. The official languages of Puerto Rico are Spanish and English.

THE ECONOMY

     In fiscal 1995, Puerto Rico's Gross National Product ("GNP") was $28.4 billion and Gross Domestic Product ("GDP") was $42.4 billion. Puerto Rico's real GNP experienced low growth rates from fiscal 1990 to fiscal 1992 as a result of the recession in the United States. The GNP growth rate was 2.5% during fiscal 1990, 0.9% in fiscal 1991, and 0.8% in fiscal 1992. Real GNP grew by 3.0% in fiscal 1993, 2.6% in fiscal 1994 and 2.9% in fiscal 1995. The Puerto Rico Planning Board forecasts growth of 2.7% and 2.6% for fiscal years 1996 and 1997, respectively.

  Economic Performance by Sector

     Puerto Rico has a diversified economy in which manufacturing and service industries comprise the principal sectors.

     The following table presents annual statistics of GDP by sector and GNP for the four fiscal years ended June 30, 1995.

                                                        FISCAL YEAR ENDED JUNE 30,
                                              -----------------------------------------------
                                                1992         1993         1994         1995
                                              --------     --------     --------     --------
    Manufacturing...........................  $ 14,183     $ 15,428     $ 16,584     $ 17,719
    Services(1).............................    13,168       14,109       15,086       15,892
    Government(2)...........................     3,672        3,881        4,071        4,471
    Transportation, communication and public
      utilities.............................     2,830        3,009        3,114        3,264
    Agriculture, Forestry and fisheries.....       420          411          377          366
    Construction(3).........................       798          874          907          959
    Statistical Discrepancy.................      (439)        (789)        (605)        (306)
                                              --------     --------     --------     --------
    Total GDP...............................    34,630       36,923       39,536       42,364
    Less Net Payments Abroad................   (10,934)     (11,790)     (12,945)     (13,992)
                                              --------     --------     --------     --------
              Total GNP.....................  $ 23,696     $ 25,133     $ 26,592     $ 28,371
                                              ========     ========     ========     ========

---------------
(1) Includes wholesale and retail trade, finance, insurance and real estate; and other services.

(2) Includes the central government, its municipalities, and the federal government; it also includes public corporations.

(3) Includes mining.

Source: Puerto Rico Planning Board.

     Note: Aggregates may not equal totals due to rounding.

     In fiscal 1995, the manufacturing sector generated 41.8% of Puerto Rico's GDP. The manufacturing sector employed 153,611 workers in fiscal 1995. As of January 1996, manufacturing wages averaged 60% of wages in the United States.

     The service sector generated 37.5% of GDP in fiscal 1995. As of December 1995, 20 commercial banks and one trust company in Puerto Rico had total assets of $32.0 billion. The service sector employed 376,000 workers in fiscal 1995.

     Within the service sector, tourism has grown substantially in each of the last ten years. Tourism represented approximately 6.5% of Puerto Rico's GNP in fiscal 1995. San Juan is the second largest port for cruise ships in the U.S. in terms of number of visitors.

     The public sector contributed 10.6% of Puerto Rico's GDP. In fiscal 1995, the government provided jobs for 297,000 workers.

  Personal Income

     Real per capita personal income has grown at an average annual rate of 2.2% during the past five years. In fiscal 1995, personal income per capita was $7,296.

  Employment and Unemployment

     According to the Household Survey of the Department of Labor and Human Resources the number of persons employed in Puerto Rico during fiscal 1995 averaged 1,051,000. Unemployment, although at a low level compared to the mid eighties, was 13.8% for fiscal 1995.

======================================================

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER COVERED BY THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE INITIAL PURCHASERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    1
Risk Factors..........................   12
Use of Proceeds.......................   16
Capitalization........................   17
Selected Financial Data...............   18
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   21
The Exchange Offer....................   28
Business..............................   35
Management............................   44
Principal Shareholders................   45
Description of Notes..................   45
Description of New Bank Credit
  Agreement...........................   68
Initial Notes Registration Rights.....   68
Taxation..............................   70
Plan of Distribution..................   73
Legal Matters.........................   74
Experts...............................   74
Index to Consolidated Financial
  Statements..........................  F-1
Appendix A: Commonwealth of Puerto
  Rico................................  A-1

  UNTIL               , 1997 (90 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE EXCHANGE NOTES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN SELLING EXCHANGE NOTES RECEIVED IN EXCHANGE FOR INITIAL NOTES HELD FOR THEIR OWN ACCOUNT.
======================================================
======================================================
                          [PUEBLO XTRA LOGO]

                                  PUEBLO XTRA
                              INTERNATIONAL, INC.

                               OFFER TO EXCHANGE

                     9 1/2% SERIES C SENIOR NOTES DUE 2003
                              FOR ALL OUTSTANDING
                     9 1/2% SERIES B SENIOR NOTES DUE 2003
                            ------------------------

                                   PROSPECTUS
                            ------------------------
                                 JULY   , 1997
======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law permits a company to indemnify directors, officers, employees and agents of the Company against actual and reasonable expenses (including attorneys' fees) incurred by such person in connection with any action, suit or proceeding if (i) he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the company, and (ii) in the case of a criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. Except as ordered by a court, no indemnification shall be made in connection with any proceeding brought by or in the right of the Company where the person involved is adjudged to be liable to the Company.

     The Company's Certificate of Incorporation, pursuant to Section 102(b)(7) of the General Corporation Law of Delaware, contains provisions eliminating the personal liability of a director to the Company or its stockholders for money damages for breach of fiduciary duty as a director. This provision in the Certificate of Incorporation does not eliminate the duty of care and in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of the law, for actions leading to improper personal benefits to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

     Section 5.1 of the Bylaws of the Company provides for indemnification of the directors and officers of the Company to the full extent permitted by law, as now in effect or later amended. In addition, the Bylaws provide for indemnification against expenses incurred by a director or officer to be paid by the Company at reasonable intervals in advance of the final disposition of such action, suit or proceeding; provided, however, that, if required by the Delaware General Corporation Law, an advancement of expenses will be made only upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall be ultimately determined that he is not entitled to be indemnified by the Company. The Bylaws further provide for a contractual cause of action on the part of directors and officers of the Company with respect to indemnification claims which have not been paid by the Company.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits.

EXHIBIT
  NO.                                           DESCRIPTION
-------     -----------------------------------------------------------------------------------
    1.1*    Purchase Agreement between Pueblo Xtra International, Inc. and NationsBanc Capital
            Markets, Inc. and Scotia Capital Markets (USA) Inc., dated April 24, 1997.
    3.1     Restated Certificate of Incorporation of the Company (incorporated by reference to
            Exhibit 3.1 to Registrant's Registration Statement No. 33-63372 on Form S-1).
    3.2     Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit
            3.2 to Registrant's Registration Statement No. 33-63372 on Form S-1).
    4.1*    Specimen Note for Registrant's 9 1/2% Series C Senior Notes Due 2003 (included in
            Exhibit 4.2).
    4.2*    Indenture, dated as of April 24, 1997, between Pueblo Xtra International, Inc. and
            United States Trust Company.
    4.3*    Registration Rights Agreement, dated as of April 29, 1997, between Pueblo Xtra
            International, Inc. and NationsBanc Capital Markets, Inc. and Scotia Capital
            Markets (USA) Inc.
    4.4*    Form of Exchange Agent Agreement.
    5.1*    Opinion of Milbank, Tweed, Hadley & McCloy.

EXHIBIT
  NO.                                           DESCRIPTION
-------     -----------------------------------------------------------------------------------
   10.1*    Amended and Restated Credit Agreement among Pueblo Xtra International, Inc., Pueblo
            International, Inc., Xtra Super Food Centers, Inc., various lending institutions and The Bank of Nova Scotia and NationsBank, N.A. (South) as Agents, dated as of
            April 29, 1997.
   12.1*    Statements re: computation of ratios.
   21.1     Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 to
            Registrant's Annual Report on Form 10-K for the fiscal year ended January 25,
            1997).
   23.1     Consent of Deloitte & Touche LLP.
   23.2*    Consent of Milbank, Tweed, Hadley & McCloy (contained in Exhibit 5.1).
   24.*     Powers of Attorney.
   25.1*    Statement of Eligibility and Qualification of Trustee on Form T-1 of United States
            Trust Company of New York under the Trust Indenture Act of 1939.
   99.1*    Form of Letter of Transmittal for the 9 1/2% Series C Senior Notes due 2003.
   99.2*    Annual Report on Form 10-K for the year ended January 25, 1997.
   99.3*    Quarterly Report on Form 10-Q for the quarter ended May 17, 1997.
   99.4     Amendment No. 1 on Form 10-K/A for the year ended January 25, 1997, filed on July
            23, 1997.
   99.5     Amendment No. 1 on Form 10-Q/A for the quarter ended May 17, 1997, filed on July
            23, 1997.


---------------

*  Previously filed.


     (b) Financial Statement Schedule

     The following financial statement is filed as part of this Registration Statement, but not included in the Prospectus.

                                       SCHEDULE                                         PAGE
--------------------------------------------------------------------------------------  -----
Independent Auditors' Report..........................................................    S-1
Schedule I -- Condensed Financial Information of Registrant...........................    S-2
Schedule II -- Valuation and Qualifying Accounts (incorporated by reference to
  Schedule II of Registrant's Annual Report on Form 10-K for the fiscal year ended
  January 25, 1997)...................................................................

     All other schedules for which provision is made in Regulation S-X of the Commission are not required under the related instructions or are inapplicable or the required information is included in the financial statements or notes thereto and, therefore, have been omitted.

ITEM 22.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

          (a) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (b) That insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (c) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

          (d) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, state of New York, on July 23, 1997.


                                          PUEBLO XTRA INTERNATIONAL

                                          By: /s/ WILLIAM T. KEON, III
                                            ------------------------------------
                                                    William T. Keon, III
                                                     President and CEO

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                   NAME                                    TITLE                      DATE
------------------------------------------  -----------------------------------  --------------
                                            Chairman of the Board
------------------------------------------
           Gustavo A. Cisneros

         /s/ WILLIAM T. KEON, III           Director; President; Chief           July 23, 1997
------------------------------------------    Executive Officer
           William T. Keon, III

          /s/ DANIEL J. O'LEARY             Executive Vice President; Chief      July 23, 1997
------------------------------------------    Financial Officer
            Daniel J. O'Leary

                    *                       Director; Executive Vice President;  July 23, 1997
------------------------------------------    President of Puerto Rico Food
              David L. Aston                  Retail Division

                    *                       Controller and Chief Accounting      July 23, 1997
------------------------------------------    Officer
             Daniel Cammarata

                    *                       Director                             July 23, 1997
------------------------------------------
             Steven I. Bandel

                    *                       Director                             July 23, 1997
------------------------------------------
            Cristina Pierreti

                                            Director
------------------------------------------
             Alejandro Rivera


*By:/s/ WILLIAM T. KEON, III
-----------------------------------
          William T. Keon, III
            Attorney-in-Fact

                          INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Stockholder of


Pueblo Xtra International, Inc.


San Juan, Puerto Rico


Pompano Beach, Florida



     We have audited the consolidated financial statements of Pueblo Xtra International, Inc. and Subsidiaries as of January 25, 1997 and January 27, 1996 and for each of the three years in the period ended January 25, 1997; such report is included elsewhere in this registration statement (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the restatement of the 1997 and 1996 consolidated financial statements to correct the application of an accounting policy.) Our audits also included the consolidated financial statement schedule of Pueblo Xtra International, Inc. and Subsidiaries as of January 25, 1997 and January 27, 1996 and for each of the three years in the period ended January 25, 1997 included elsewhere in this registration statement. This consolidated financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.



DELOITTE & TOUCHE LLP


Certified Public Accountants



Miami, Florida


April 3, 1997

                                                                      SCHEDULE I

                        PUEBLO XTRA INTERNATIONAL, INC.

                                 BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)


                                                                          JANUARY 25,   JANUARY 27,
                                                                             1997          1996
                                                                          -----------   -----------
ASSETS
CURRENT ASSETS
  Interest receivable...................................................   $   8,632     $   8,729
  Prepaid expenses......................................................         437           158
                                                                            --------      --------
TOTAL CURRENT ASSETS....................................................       9,069         8,887
                                                                            --------      --------
INVESTMENT IN SUBSIDIARIES..............................................      43,320        47,804
NOTE RECEIVABLE - MIRROR LOAN...........................................     175,000       175,000
DEFERRED INCOME TAXES...................................................          --            14
DEFERRED CHARGES AND OTHER ASSETS.......................................       4,571         5,274
                                                                            --------      --------
TOTAL ASSETS............................................................   $ 231,960     $ 236,979
                                                                            ========      ========

                                                                      SCHEDULE I

                        PUEBLO XTRA INTERNATIONAL, INC.

                                 BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)


                                                                          JANUARY 25,   JANUARY 27,
                                                                             1997          1996
                                                                          -----------   -----------
LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES
  Accrued expenses......................................................   $      --     $   8,363
  Notes payable to a related party......................................      10,000            --
  Intercompany payable, net.............................................       9,078         1,163
                                                                            --------      --------
     TOTAL CURRENT LIABILITIES..........................................      19,078         9,526
NOTES PAYABLE...........................................................     180,000       180,000
                                                                            --------      --------
     TOTAL LIABILITIES..................................................     199,078       189,526
                                                                            --------      --------
COMMITMENTS AND CONTINGENCIES...........................................          --            --
STOCKHOLDER'S EQUITY
  Common stock..........................................................          --            --
  Additional paid-in capital............................................      91,500        86,500
  Retained Earnings (accumulated deficit)...............................     (58,618)      (39,047)
                                                                            --------      --------
     TOTAL STOCKHOLDER'S EQUITY.........................................      32,882        47,453
                                                                            --------      --------
     TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY.........................   $ 231,960     $ 236,979
                                                                            ========      ========

                                                                      SCHEDULE I

                        PUEBLO XTRA INTERNATIONAL, INC.

                            STATEMENTS OF OPERATIONS
                             (DOLLARS IN THOUSANDS)


                                                          FISCAL       FISCAL       FISCAL
                                                           1997         1996         1995
                                                         --------     --------     --------
    Interest income....................................    17,653       17,653       17,804
    Interest expense on debt...........................   (17,711)     (17,756)     (17,756)
    Selling, general and administrative expenses.......       (16)         (63)         (27)
                                                         --------     --------     --------
    INCOME (LOSS) BEFORE INCOME TAXES AND EQUITY LOSSES
      FROM SUBSIDIARIES................................       (74)        (166)          21
    Income tax benefit (expense).......................       (14)          64          (38)
                                                         --------     --------     --------
    LOSS BEFORE EQUITY LOSSES FROM SUBSIDIARIES........       (88)        (102)         (17)
    Equity loss from subsidiaries......................   (19,483)     (29,701)      (4,624)
                                                         --------     --------     --------
    NET LOSS...........................................  $(19,571)    $(29,803)    $ (4,641)
                                                         ========     ========     ========

                                                                      SCHEDULE I

                        PUEBLO XTRA INTERNATIONAL, INC.
                            STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)


                                                              FISCAL       FISCAL       FISCAL
                                                               1997         1996         1995
                                                             --------     --------     --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)........................................  $(19,571)    $(29,803)    $ (4,641)
  Adjustments to reconcile net loss to net cash used in
     operating activities
     Deferred income taxes.................................        14          (14)         146
     Decrease in deferred charges and other assets.........       703          704          703
     Changes in operating assets and liabilities:
       Decrease (increase) in accounts receivable..........        97          543         (683)
       Decrease (increase) in prepaid expenses.............      (279)         (51)        (107)
       Increase in intercompany receivable, net............        --        2,805       (2,805)
       Increase (decrease) in accounts payable and accrued
          expenses.........................................    (8,363)         (47)        (311)
       Increase (decrease) in intercompany payable, net....     7,915        1,163       (1,926)
                                                             --------     --------     --------
     Net cash used in operating activities.................   (19,484)     (24,700)      (9,624)
                                                             --------     --------     --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Decrease (increase) in investment in subsidiaries........     4,484       24,700       (5,376)
                                                             --------     --------     --------
     Net cash provided by (used in) investing activities...     4,484       24,700       (5,376)
                                                             --------     --------     --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from notes payable to a related party...........    10,000           --           --
  Proceeds from capital contribution.......................     5,000           --       15,000
                                                             --------     --------     --------
     Net cash provided by financing activities.............    15,000           --       15,000
                                                             --------     --------     --------
Net decrease in cash and cash equivalents..................        --           --           --
Cash and cash equivalents at beginning of year.............        --           --           --
                                                             --------     --------     --------
Cash and cash equivalents at end of year...................  $     --     $     --     $     --
                                                             ========     ========     ========

                                 EXHIBIT INDEX


EXHIBIT
  NO.                                          DESCRIPTION
-------    ------------------------------------------------------------------------------------
   1.1*    Purchase Agreement between Pueblo Xtra International, Inc. and NationsBanc Capital
           Markets, Inc. and Scotia Capital Markets (USA) Inc., dated April 24, 1997.
   3.1     Restated Certificate of Incorporation of the Company (incorporated by reference to
           Exhibit 3.1 to Registrant's Registration Statement No. 33-63372 on Form S-1).
   3.2     Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to Registrant's Registration Statement No. 33-63372 on Form S-1).
   4.1*    Specimen Note for Registrant's 9 1/2% Series C Senior Notes Due 2003 (included in
           Exhibit 4.2).
   4.2*    Indenture, dated as of April 24, 1997, between Pueblo Xtra International, Inc. and
           United States Trust Company.
   4.3*    Registration Rights Agreement, dated as of April 29, 1997, between Pueblo Xtra
           International, Inc. and NationsBanc Capital Markets, Inc. and Scotia Capital Markets
           (USA) Inc.
   4.4*    Form of Exchange Agent Agreement.
   5.1*    Opinion of Milbank, Tweed, Hadley & McCloy.
  10.1*    Amended and Restated Credit Agreement among Pueblo Xtra International, Inc., Pueblo
           International, Inc., Xtra Super Food Centers, Inc., various lending institutions and
           The Bank of Nova Scotia and NationsBank, N.A. (South) as Agents, dated as of April
           29, 1997.
  12.1*    Statements re: computation of ratios.
  21.1     Subsidiaries of the Company (incorporated by reference to Exhibit 2.1 to
           Registrant's Annual Report on Form 10-K for the fiscal year ended January 25, 1997).
  23.1     Consent of Deloitte & Touche LLP.
  23.2*    Consent of Milbank, Tweed, Hadley & McCloy (contained in Exhibit 5.1).
   24.*    Powers of Attorney
  25.1*    Statement of Eligibility and Qualification of Trustee on Form T-1 of United States
           Trust Company of New York under the Trust Indenture Act of 1939.
  99.1*    Form of Letter of Transmittal for the 9 1/2% Series C Senior Notes due 2003.
  99.2*    Annual Report on Form 10-K for the year ended January 25, 1997.
  99.3*    Quarterly Report on Form 10-Q for the quarter ended May 17, 1997.
  99.4     Amendment No. 1 on Form 10-K/A for the year ended January 25, 1997, filed on July
           23, 1997.
  99.5     Amendment No. 1 on Form 10-Q/A for the quarter ended May 17, 1997, filed on July 23,
           1997.


---------------

*  Previously filed.